UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2018 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2018  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
8	Group performance

2.	UBS business divisions and Corporate Center
22	Global Wealth Management
26	Personal & Corporate Banking
29	Asset Management
32	Investment Bank
36	Corporate Center

3.	Risk, treasury and capital management
47	Risk management and control
52	Balance sheet, liquidity and funding management
56	Capital management

4.	Consolidated financial statements
71	UBS Group AG interim consolidated financial statements (unaudited)
137	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
142	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

144	Abbreviations frequently used in our financial reports
146	Information sources
147	Cautionary statement

Publication of the fourth quarter 2018 report:                      Monday, 21 January 2019
Publication of the Annual Report 2018:                               Friday, 1 March 2019
Publication of the first quarter 2019 report:                          Thursday, 25 April 2019
Annual General Meeting 2019:                                           Thursday, 2 May 2019

Corporate calendar UBS AG*

Publication of the third quarter 2018 report:                         Wednesday, 31 October 2018

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

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London +44-20-7568 0000
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Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/ investor/Contact

Shareholder website:
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Calls from the US +1-866-305-9566
Calls from outside the US
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TDD for foreign shareholders
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2018 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.18	30.6.18	31.12.17	30.9.17	30.9.18	30.9.17

Group results
Operating income	7,279	7,554	7,122	7,145	22,531	21,946
Operating expenses	5,611	5,875	6,266	5,924	17,212	17,534
Operating profit / (loss) before tax	1,668	1,679	855	1,221	5,320	4,412
Net profit / (loss) attributable to shareholders	1,246	1,284	(2,336)	946	4,044	3,389
Diluted earnings per share (CHF)[1]	0.32	0.33	(0.63)	0.25	1.05	0.88

Key performance indicators[2]
Profitability and growth
Return on tangible equity (%)	11.3	11.6	(20.2)	8.3	12.2	9.8
Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (%)	15.7	16.7	8.6	13.3	16.7	15.5
Cost / income ratio (%)	77.0	77.5	86.9	83.0	76.2	79.8
Adjusted cost / income ratio (%)[3]	75.9	75.8	83.4	79.0	75.7	76.5
Net profit growth (%)	31.7	9.3		14.4	19.3	32.0
Resources
Common equity tier 1 capital ratio (%)[4]	13.5	13.4	13.8	13.7	13.5	13.7
Common equity tier 1 leverage ratio (%)[4]	3.80	3.75	3.69	3.69	3.80	3.69
Going concern leverage ratio (%)[4]	5.0	5.0	4.7	4.7	5.0	4.7

Additional information
Profitability
Return on equity (%)	9.8	10.1	(17.8)	7.2	10.6	8.5
Return on risk-weighted assets, gross (%)[5]	11.6	12.0	12.1	12.0	12.0	12.8
Return on leverage ratio denominator, gross (%)[5]	3.2	3.4	3.3	3.3	3.4	3.4
Resources
Total assets	932,471	944,482	915,642	913,599	932,471	913,599
Equity attributable to shareholders	51,122	50,774	51,214	53,493	51,122	53,493
Common equity tier 1 capital[4]	34,167	33,817	32,671	32,621	34,167	32,621
Risk-weighted assets[4]	252,247	252,373	237,494	237,963	252,247	237,963
Going concern capital ratio (%)[4]	17.9	17.8	17.6	17.4	17.9	17.4
Total loss-absorbing capacity ratio (%)[4]	31.8	32.3	33.0	32.9	31.8	32.9
Leverage ratio denominator[4]	898,000	902,408	886,116	884,834	898,000	884,834
Total loss-absorbing capacity leverage ratio (%)[4]	8.9	9.0	8.8	8.9	8.9	8.9
Liquidity coverage ratio (%)[6]	135	144	143	142	135	142
Other
Invested assets (CHF billion)[7]	3,267	3,242	3,179	3,054	3,267	3,054
Personnel (full-time equivalents)	65,556	63,684	61,253	60,796	65,556	60,796
Market capitalization[8]	59,754	59,072	69,125	63,757	59,754	63,757
Total book value per share (CHF)[8]	13.72	13.62	13.76	14.39	13.72	14.39
Tangible book value per share (CHF)[8]	12.02	11.90	12.04	12.67	12.02	12.67

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    3 Calculated as adjusted operating expenses / adjusted operating income before credit loss (expense) or recovery.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Changes to our functional and presentation currencies

Effective 1 October 2018 and as required by IAS 21, The Effects of Changes in Foreign Exchange Rates,  the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars and the functional currency of UBS AG’s London Branch operations has changed from British pounds to US dollars. In line with these changes, the presentation currency of UBS Group AG’s and UBS AG’s consolidated financial statements will change from Swiss francs to US dollars. Prior periods will be restated for this presentation currency change, with assets, liabilities and total equity converted to US dollars at historic closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. There will be no material changes to prior-period profit and loss or total equity attributable to UBS shareholders. The restated historical financial data time series is available under “Quarterly reporting – Time series & spreadsheets“ at www.ubs.com/investors.

Beginning with our fourth quarter 2018 report, financial information will be presented in US dollars. In addition, we will continue to provide select financial and regulatory information in Swiss francs as part of our quarterly and annual reporting.

We expect that these functional and presentation currency changes, together with related changes to our risk management framework and certain hedging programs, should increase our reported Group net interest income by approximately USD 0.3 billion annually. Based on our US dollar balance sheet as of mid-October 2018, post implementation of the presentation and functional currency changes and related hedging activities, we estimate that a parallel +100 basis point shift in yield curves would result in a combined increase in annual net interest income of Global Wealth Management and Personal & Corporate Banking of approximately USD 0.6 billion, or USD 0.1 billion higher compared with the sensitivity as of 30 September 2018. The sensitivity of shareholders’ equity to such a shift in yield curves continues to be estimated as a decrease of approximately USD 1.9 billion recognized in Other comprehensive income (OCI).

We estimate that, under a US dollar functional and presentation currency, a 10% depreciation of the US dollar against other currencies would reduce our common equity tier 1 (CET1) capital ratio by 7 basis points and our Swiss systemically relevant bank (SRB) going concern leverage ratio by 14 basis points. Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would increase our CET1 capital ratio by 7 basis points and our Swiss SRB going concern leverage ratio by 15 basis points.

The aforementioned estimates are calculated based on our estimated US dollar balance sheet as of mid-October 2018 post implementation of the functional and presentation currency changes and related hedging activities.

Regulatory and legal developments

Adoption of Swiss corporate tax reform

In September 2018, the Swiss Parliament adopted corporate tax reform measures, previously known as Tax Proposal 17, that abolish preferential corporate tax treatment for holding companies and introduce a series of tax measures that are aligned to Organisation for Economic Co-operation and Development (OECD) standards, aiming to maintain Switzerland’s competitiveness as a business location. The measures include an optional relief on capital tax that compensates for the proposed elimination of the current preferential holding company capital tax rate. In addition, the cantonal share of direct federal tax revenue will be increased, giving the cantons leeway to reduce their cantonal corporate income tax rate. If a referendum is not called, most measures will take effect in 2020, with some measures already taking effect in early 2019. The changes would increase our tax liability in Switzerland by a modest amount; the changes in cantonal tax rates, if enacted, would be expected to largely offset such increase.

UK withdrawal from the EU

We have planned our response to the UK withdrawal from the EU assuming that the UK will leave the EU in March 2019 and that any transition arrangements will only become legally binding close to the exit date. Given the continuing uncertainty on transition arrangements and the potential future restrictions on providing financial services into the EU from the UK, we are in the process of obtaining regulatory approvals for the merger of UBS Limited, our UK-headquartered subsidiary, into UBS Europe SE, our German-headquartered European subsidiary. Following completion of the merger, we expect that UBS Europe SE will become subject to direct supervision by the European Central Bank.

As reported in our Annual Report 2017, certain clients and other counterparties of UBS Limited would become clients or counterparties of UBS Europe SE through a business transfer proceeding and the merger of the two entities. We have now commenced the business transfer proceeding in the UK to facilitate the transfer of client business as well as the cross-border merger proceeding. We currently expect the business transfer and merger to become effective in the first quarter of 2019, prior to the UK leaving the EU at the end of March 2019.

We anticipate that clients and other counterparties of UBS Limited who can be serviced by UBS AG, London Branch generally will be migrated to UBS AG, London Branch in the fourth quarter of 2018 and prior to the merger of UBS Limited and UBS Europe SE. In connection with the merger, a small number of roles will be relocated from the UK to other European locations. We also expect to increase the loss-absorbing capacity of UBS Europe SE to reflect the additional activities it would acquire. The timing and extent of any actions we take may vary considerably from our current plan depending on regulatory requirements and the nature of any transition or successor agreements between the UK and the EU.

Developments related to the transition away from IBOR

Efforts to transition from the interbank offered rate (IBOR) benchmarks to alternative benchmark rates are continuing. The following key developments took place in the third quarter of 2018.

–   The working group on euro risk-free rates recommended ESTER (euro short-term rate) as the replacement for EONIA (Euro OverNight Index Average), which will be prohibited by the EU Benchmark Regulation after 1 January 2020.

–   Futures contracts referenced to the Secured Overnight Financing Rate (SOFR), the recommended successor to US dollar LIBOR (London Interbank Offered Rate), began trading on the Chicago Mercantile Exchange.

–   The Bank of England consulted on the development of Term SONIA (Sterling Overnight Index Average) Reference Rates, which are expected to become available in the second half of 2019.

–   The International Swaps and Derivatives Association, as part of a Financial Conduct Authority (FCA) mandate, consulted on preferred options for LIBOR transition fallbacks for derivatives.

The FCA and the Prudential Regulation Authority have written to the CEOs of banks and insurance companies in the UK, including UBS, seeking assurance that senior managers and boards understand the risks associated with the transition away from IBOR and are taking appropriate preparatory action to transition to alternative rates before the end of 2021.

We have a substantial number of contracts linked to IBOR and have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition from 2018 to 2021.

Other developments

Increase in stake in UBS Securities China

As disclosed in our second quarter 2018 report, we submitted a preliminary application in May 2018 to increase our shareholding in our China affiliate, UBS Securities Co. Limited (UBSS), from 24.99% to 51%. The transaction is subject to completion of a share purchase from existing shareholders and regulatory approval. If we acquire majority ownership, we expect to consolidate UBSS under International Financial Reporting Standards (IFRS) and remeasure our current 24.99% holding at fair value, resulting in an estimated loss of CHF 0.3 billion in Corporate Center – Services if the disclosed offer prices are accepted. The loss will be treated as an adjusting item. CET1 capital should not be materially affected as the loss is expected to be largely offset by the release of a capital deduction for goodwill included with the initial stake.

Worldline to acquire SIX Payment Services

On 15 May 2018, SIX and Worldline signed a binding agreement to enter into a strategic partnership in the cards business. Under the agreement, SIX will transfer its existing cards business to Worldline and receive a 27% stake in Worldline. The transaction is currently expected to close in the fourth quarter of 2018. When the transaction closes, we expect to recognize in the income statement a share of the gain recognized by SIX proportional to our 17.31% equity ownership in SIX, estimated at CHF 0.4 billion subject to Worldline’s share price upon closing. The gain, of which approximately 80% will be reflected in Personal & Corporate Banking and approximately 20% in Global Wealth Management, will be treated as an adjusting item. For CET1 capital, the gain may be offset by related capital deductions.

Key financial reporting and accounting changes in 2019

IFRS 16, Leases

We will adopt IFRS 16, Leases  on 1 January 2019, fundamentally changing how we account for operating leases when acting as a lessee. We expect assets and liabilities to increase by approximately CHF 4 billion upon adoption with a corresponding increase in RWA and LRD, with associated modest effects on capital and leverage ratios.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for further information

Recent developments

Changes to performance targets, allocations and in segment reporting in 2019

Changes to our performance targets

In connection with our 2018 Investor Update we announced updates to our annual performance targets, ambitions and capital and resource guidelines effective in 2019. The table on the next page shows these for the Group and the business divisions. Our updated targets and ambitions take into account the effects of the changes in Corporate Center cost allocations, equity attribution and Corporate Center segment reporting. Performance targets and ambitions exclude, where applicable, items that management believes are not representative of the underlying performance of our businesses, such as restructuring-related charges and gains and losses on sales of businesses and real estate. The performance targets assume constant foreign currency translation rates unless indicated otherwise.

Changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019

In order to align Group and divisional performance, we will adjust our methodology for the allocation of Corporate Center expenses, funding costs and balance sheet to the business divisions. In aggregate, this will result in an increase of approximately CHF 0.7 billion in Corporate Center retained profit, offset by higher allocations to the business divisions, and lead to approximately a 2 percentage point increase in business division adjusted cost / income ratios.

Following these changes, the retained loss in Corporate Center – Services will primarily reflect funding costs for deferred tax assets, costs relating to our legal entity transformation program and other costs not attributable to or representative of the performance of the business divisions.

Furthermore, Corporate Center will allocate approximately CHF 90 billion of additional leverage ratio denominator (LRD), and associated risk-weighted assets (RWA), from Corporate Center – Group Asset and Liability Management (Group ALM) to business divisions. This is incremental to the existing LRD and RWA allocations from Corporate Center – Group ALM to the business divisions.

With this methodology update and further changes to our equity attribution framework, we expect to allocate approximately CHF 7 billion of additional attributed equity to the business divisions, of which CHF 3 billion will be allocated to the Investment Bank. The remaining attributed equity retained in Corporate Center will primarily relate to deferred tax assets and dividend accruals.

All of these changes will be effective
1 January 2019 and we will provide restated prior-period information.

Changes in Corporate Center
segment reporting

Effective 1 January 2019, we will no longer separately assess the performance of Corporate Center – Non-core and Legacy Portfolio as a result of its substantially reduced size and resource consumption. Following this change, and in line with IFRS 8, Operating Segments, we will include the results of Corporate Center – Non-core and Legacy Portfolio with Corporate Center – Services. Prior-period information will be restated.

Targets, ambitions and capital and resource guidelines

		Targets		Ambitions	Capital / resource guidelines
		FY19	FY19–21		FY19–21
Group	Reported return on CET1 capital[1]	~15%		~17%
	Adjusted cost/income ratio[2]	~77%		~72%
	CET1 capital ratio[3]				~13%
	CET1 leverage ratio[4]				~3.7%
Global Wealth Management	Adjusted pre-tax profit growth[5]		10–15%[6]
	Adjusted cost/income ratio[7]	~75%		~70%
	Net new money growth[8]		2–4%
Personal & Corporate Banking	Adjusted pre-tax profit growth[5]		3–5%[6]
	Adjusted cost/income ratio[7]	~59%		~56%
	Net interest margin		145–155bps
Asset Management	Adjusted pre-tax profit growth[5]		~10%[6]
	Adjusted cost/income ratio[7]	~72%		~68%
	Net new money growth (excl. money markets)[8]		3–5%
Investment Bank	Adjusted return on attributed equity[9]		~15%[6,10]
	Adjusted cost/income ratio[7]	~78%		~75%
	RWA and LRD in relation to Group[11]				~1/3

1 Net profit attributable to shareholders divided by average common equity tier 1 (CET1) capital.    2  Adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery. Refer to the “Group Performance” section of this report and the UBS Group Annual Report 2017 for information on adjusting items.    3  CET1 capital divided by risk-weighted assets (RWA) calculated in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).    4  CET1 capital divided by leverage ratio denominator (LRD) calculated in accordance with Swiss SRB rules applicable as of 1 January 2020.    5  Business division adjusted profit before tax for the current period divided by business division adjusted profit before tax of comparison period, expressed as a percentage growth. For Asset Management, this metric excludes the impact of business exits. For Personal & Corporate Banking, it is measured in Swiss francs.   6  Over the cycle.    7  Business division adjusted operating expenses divided by business division adjusted operating income before credit loss expense or recovery expressed as a percentage.    8  Net new money for the current period (annualized as applicable), divided by invested assets at the beginning of the period, expressed as a percentage. For Asset Management, this metric excludes money markets from both numerator and denominator.    9  Business division adjusted operating profit before tax (annualized as applicable) divided by average attributed equity. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for information on the attributed equity framework and to “Changes in Corporate Center cost allocations and equity attribution to business divisions as of the first quarter of 2019” in this section for changes to the framework effective 2019.    10  Repositioned from a minimum return to a performance target.    11  RWA or LRD attributed to the Investment Bank divided by total Group RWA or LRD, as applicable. Refer to the “Capital management” section of this report for information on RWA and LRD.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17
Net interest income	1,670	985	1,743	70	(4)	4,399	4,855
Other net income from fair value changes on financial instruments	1,143	2,187	1,089	(48)	5	4,797	3,985
Credit loss (expense) / recovery	(9)	(28)	7	(67)		(63)	(39)
Fee and commission income	4,779	4,793	4,686	0	2	14,454	14,219
Fee and commission expense	(401)	(417)	(442)	(4)	(9)	(1,227)	(1,327)
Net fee and commission income	4,378	4,377	4,244	0	3	13,228	12,892
Other income	97	34	62	189	56	171	252
Total operating income	7,279	7,554	7,145	(4)	2	22,531	21,946
of which: net interest income and other net income from fair value changes on financial instruments	2,814	3,172	2,832	(11)	(1)	9,196	8,840
Personnel expenses	3,858	4,059	3,893	(5)	(1)	11,931	11,967
General and administrative expenses	1,433	1,516	1,760	(5)	(19)	4,374	4,754
Depreciation and impairment of property, equipment and software	304	284	256	7	19	860	761
Amortization and impairment of intangible assets	15	16	16	(6)	(4)	47	53
Total operating expenses	5,611	5,875	5,924	(4)	(5)	17,212	17,534
Operating profit / (loss) before tax	1,668	1,679	1,221	(1)	37	5,320	4,412
Tax expense / (benefit)	419	394	272	6	54	1,270	974
Net profit / (loss)	1,249	1,285	948	(3)	32	4,050	3,438
Net profit / (loss) attributable to non-controlling interests	3	1	2	131	67	6	49
Net profit / (loss) attributable to shareholders	1,246	1,284	946	(3)	32	4,044	3,389

Comprehensive income
Total comprehensive income	276	2,342	1,574	(88)	(82)	3,314	2,343
Total comprehensive income attributable to non-controlling interests	3	(1)	31		(90)	4	92
Total comprehensive income attributable to shareholders	273	2,343	1,543	(88)	(82)	3,311	2,251

Performance by business division and Corporate Center unit – reported and adjusted[1,2]
	For the quarter ended 30.9.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,043	967	449	1,927	(39)	(107)	40	7,279
of which: gains on sale of real estate					30			30
of which: gains on sale of subsidiaries and businesses					25			25
Operating income (adjusted)	4,043	967	449	1,927	(94)	(107)	40	7,224

Operating expenses as reported	3,111	554	329	1,455	78	20	64	5,611
of which: personnel-related restructuring expenses[4]	11	1	2	1	43	0	0	58
of which: non-personnel-related restructuring expenses[4]	0	0	1	3	58	0	0	61
of which: restructuring expenses allocated from CC Services[4]	60	8	6	31	(105)	1	(1)	0
Operating expenses (adjusted)	3,040	545	321	1,420	82	19	65	5,491
of which: net expenses for litigation, regulatory and similar matters[5]	28	0	0	(57)	30	0	3	3

Operating profit / (loss) before tax as reported	932	413	120	472	(118)	(127)	(24)	1,668
Operating profit / (loss) before tax (adjusted)	1,003	422	129	507	(177)	(126)	(25)	1,733

	For the quarter ended 30.6.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,157	933	458	2,171	(78)	(185)	98	7,554
of which: net foreign currency translation losses[6]						(15)		(15)
Operating income (adjusted)	4,157	933	458	2,171	(78)	(169)	98	7,569

Operating expenses as reported	3,120	566	357	1,602	94	21	116	5,875
of which: personnel-related restructuring expenses[4]	3	1	15	2	43	0	0	63
of which: non-personnel-related restructuring expenses[4]	5	0	3	3	39	0	0	51
of which: restructuring expenses allocated from CC Services[4]	39	9	8	32	(88)	0	1	0
Operating expenses (adjusted)	3,073	556	331	1,566	100	20	115	5,761
of which: net expenses for litigation, regulatory and similar matters[5]	52	0	0	2	0	0	76	131

Operating profit / (loss) before tax as reported	1,037	368	101	569	(172)	(206)	(18)	1,679
Operating profit / (loss) before tax (adjusted)	1,084	378	126	605	(178)	(190)	(17)	1,808

Group performance

Performance by business division and Corporate Center unit – reported and adjusted (continued)[1,2]
	For the quarter ended 30.9.17
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,967	971	494	1,800	(70)	(49)	32	7,145
Operating income (adjusted)	3,967	971	494	1,800	(70)	(49)	32	7,145

Operating expenses as reported	3,065	559	366	1,531	331	18	54	5,924
of which: personnel-related restructuring expenses[4]	13	1	6	4	115	0	0	140
of which: non-personnel-related restructuring expenses[4]	22	0	5	6	111	0	0	145
of which: restructuring expenses allocated from CC Services[4]	104	24	15	73	(218)	1	1	0
Operating expenses (adjusted)	2,926	534	340	1,448	322	17	53	5,639
of which: net expenses for litigation, regulatory and similar matters[5]	26	0	(5)	(46)	247	0	(25)	197

Operating profit / (loss) before tax as reported	902	411	127	269	(401)	(67)	(22)	1,221
Operating profit / (loss) before tax (adjusted)	1,041	436	153	352	(392)	(66)	(21)	1,506

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    5 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties (third quarter of 2018: CHF 0 million; second quarter of 2018: CHF 10 million; third quarter of 2017: CHF 50 million).    6 Related to the disposal of foreign subsidiaries and branches.

Performance by business division and Corporate Center unit – reported and adjusted[1,2]
	Year-to-date 30.9.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	12,395	2,847	1,348	6,405	(155)	(496)	187	22,531
of which: gains on sale of real estate					30			30
of which: gains on sale of subsidiaries and businesses					25			25
of which: net foreign currency translation losses[4]						(15)		(15)
Operating income (adjusted)	12,395	2,847	1,348	6,405	(210)	(480)	187	22,492

Operating expenses as reported	9,298	1,647	1,021	4,775	170	59	241	17,212
of which: personnel-related restructuring expenses[5]	17	3	18	14	133	0	0	186
of which: non-personnel-related restructuring expenses[5]	15	0	7	7	147	0	0	176
of which: restructuring expenses allocated from CC Services[5]	145	25	20	94	(288)	2	1	0
of which: gain related to changes to the Swiss pension plan[6]	(61)	(35)	(10)	(5)	(114)			(225)
Operating expenses (adjusted)	9,183	1,654	985	4,664	292	57	240	17,074
of which: net expenses for litigation, regulatory and similar matters[7]	110	(1)	0	(57)	6	0	64	123

Operating profit / (loss) before tax as reported	3,097	1,200	327	1,630	(325)	(555)	(54)	5,320
Operating profit / (loss) before tax (adjusted)	3,213	1,193	363	1,741	(502)	(537)	(53)	5,417

	Year-to-date 30.9.17
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	11,905	2,864	1,422	5,924	(107)	(79)	16	21,946
of which: gains on sale of financial assets at fair value through OCI[8]				107				107
of which: net foreign currency translation losses[4]						(22)		(22)
Operating income (adjusted)	11,905	2,864	1,422	5,817	(107)	(57)	16	21,861

Operating expenses as reported	9,184	1,678	1,082	4,724	652	29	183	17,534
of which: personnel-related restructuring expenses[5]	28	6	11	26	301	1	0	373
of which: non-personnel-related restructuring expenses[5]	49	0	16	12	337	0	0	413
of which: restructuring expenses allocated from CC Services[5]	306	62	43	197	(615)	2	6	0
Operating expenses (adjusted)	8,801	1,611	1,012	4,488	629	26	177	16,747
of which: net expenses for litigation, regulatory and similar matters[7]	104	0	(4)	(45)	243	0	(58)	239

Operating profit / (loss) before tax as reported	2,721	1,185	340	1,200	(759)	(108)	(167)	4,412
Operating profit / (loss) before tax (adjusted)	3,104	1,252	410	1,329	(736)	(83)	(161)	5,114

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal of foreign subsidiaries and branches.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    6 Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.    7 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of CHF 27 million and CHF 51 million for the first nine months of 2018 and 2017, respectively.    8 Reflects a gain on sale of our remaining investment in IHS Markit in the Investment Bank. Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9 on 1 January 2018, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9. Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information.

Group performance

Results: 3Q18 vs 3Q17

Profit before tax increased by CHF 447 million or 37% to CHF 1,668 million, reflecting a decrease in operating expenses and higher operating income. Operating income increased by CHF 134 million or 2%, mainly reflecting CHF 134 million higher net fee and commission income. Operating expenses decreased by CHF 313 million or 5%, primarily due to CHF 327 million lower general and administrative expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. Following the completion of our CHF 2.1 billion cost reduction program at the end of 2017, which we refer to as our “legacy cost programs” in this report, we expect residual restructuring expenses incurred in connection with legacy cost programs, as well as expenses relating to new restructuring initiatives, of approximately CHF 0.5 billion for the full year 2018 and approximately CHF 0.2 billion in 2019.

For the purpose of determining adjusted results for the third quarter of 2018, we excluded gains of CHF 30 million on sale of real estate and gains of CHF 25 million on sale of subsidiaries and businesses, as well as net restructuring expenses of CHF 120 million related to legacy cost programs and new restructuring initiatives. For the third quarter of 2017, we excluded net restructuring expenses of CHF 285 million.

On this adjusted basis, profit before tax for the third quarter of 2018 increased by CHF 227 million or 15% to CHF 1,733 million, driven by CHF 148 million or 3% lower operating expenses and a CHF 79 million or 1% increase in operating income. In US dollar terms, adjusted profit before tax increased 14%.

Operating income: 3Q18 vs 3Q17

Total operating income increased by CHF 134 million or 2% to CHF 7,279 million. On an adjusted basis, total operating income increased by CHF 79 million or 1% to CHF 7,224 million, mainly reflecting a CHF 134 million increase in net fee and commission income.

Net interest income and other net income from fair value changes on financial instruments
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income (AC / FVOCI)	873	910	1,214	(4)	(28)	2,723	3,675
Net interest income from financial instruments measured at fair value through profit or loss (FVTPL)	798	75	529	963	51	1,676	1,180
Other net income from fair value changes on financial instruments	1,143	2,187	1,089	(48)	5	4,797	3,985
Total	2,814	3,172	2,832	(11)	(1)	9,196	8,840
Global Wealth Management	1,234	1,315	1,259	(6)	(2)	3,844	3,766
of which: net interest income	1,042	1,081	1,015	(4)	3	3,141	2,969
of which: transaction-based income from foreign exchange and other intermediary activity[1]	192	234	244	(18)	(21)	703	797
Personal & Corporate Banking	616	606	617	2	0	1,832	1,831
of which: net interest income	517	509	522	2	(1)	1,533	1,561
of which: transaction-based income from foreign exchange and other intermediary activity[1]	99	97	95	2	4	299	270
Asset Management	(7)	(3)	(4)	97	88	(15)	(15)
Investment Bank[2]	1,071	1,363	1,018	(21)	5	3,885	3,302
Corporate Client Solutions	203	254	295	(20)	(31)	852	804
Investor Client Services	868	1,109	723	(22)	20	3,033	2,498
Corporate Center[2]	(102)	(109)	(59)	(6)	72	(350)	(44)
CC – Services	(50)	(48)	(33)	3	53	(104)	(33)
CC – Group ALM	(93)	(159)	(15)	(42)	531	(434)	15
CC – Non-core and Legacy Portfolio	41	98	(12)	(58)		189	(27)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line “Other net income from fair value changes on financial instruments.” The amounts reported on this line are one component of “Transaction-based income” in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “UBS business divisions and Corporate Center” section of this report.    2 Investment Bank and Corporate Center information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of their management discussion and analysis in the “UBS business divisions and Corporate Center” section of this report.

Net interest income and other net income from fair value changes on financial instruments

Total combined net interest income and other net income from fair value changes on financial instruments decreased by CHF 18 million to CHF 2,814 million, mainly driven by decreases in Corporate Center and Global Wealth Management, partly offset by an increase in the Investment Bank.

Global Wealth Management

In Global Wealth Management, net interest income increased by CHF 27 million to CHF 1,042 million, primarily due to an increase in net interest margin on deposits as well as higher loan volumes. This was partly offset by lower allocated treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM).

Transaction-based income from foreign exchange and other intermediary activity decreased by CHF 52 million to CHF 192 million, mainly due to lower client activity in all regions.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income decreased by CHF 5 million to CHF 517 million, mainly due to lower allocated treasury-related income from Group ALM, partly offset by higher deposit revenues.

Transaction-based income from foreign exchange and other intermediary activity was broadly unchanged at CHF 99 million.

Investment Bank

In the Investment Bank, net interest income and other net income from fair value changes on financial instruments increased by CHF 53 million to CHF 1,071 million. This was driven by a CHF 145 million increase in Investor Client Services, primarily in Foreign Exchange, Rates and Credit, mainly due to higher client activity levels and improved trading performance. In addition, net interest income and other net income from fair value changes on financial instruments increased in Equities, reflecting higher revenues across all products and regions. These increases were partly offset by a CHF 92 million decrease in Corporate Client Solutions, mainly reflecting lower revenues in Equity Capital Markets.

Group performance

Corporate Center

In Corporate Center, net interest income and other net income from fair value changes on financial instruments decreased by CHF 43 million, primarily reflecting a CHF 78 million decrease in Group ALM, mainly due to higher net interest expense in Group ALM’s unsecured funding portfolio. In addition, there was a CHF 17 million decrease in Corporate Center – Services, primarily driven by higher funding costs relating to Corporate Center – Services’ balance sheet assets and lower allocated treasury-related income from Group ALM. These decreases were partly offset by a CHF 53 million increase in Non-core and Legacy Portfolio, primarily as the third quarter of 2018 included valuation gains on auction rate securities that were measured at amortized cost and are now measured at fair value through profit or loss effective 1 January 2018 upon adoption of IFRS 9.

Net fee and commission income

Net fee and commission income was CHF 4,378 million compared with CHF 4,244 million.

Investment fund fees and fees for portfolio management and related services increased by CHF 166 million to CHF 3,108 million, mainly in Global Wealth Management, predominantly driven by higher average invested assets and an increase in mandate penetration.

M&A and corporate finance fees increased by CHF 82 million to CHF 256 million, primarily reflecting an increase in the Investment Bank due to higher revenues from merger and acquisition transactions against a global fee pool decline of 15%.

Other fee and commission expense increased by CHF 60 million to CHF 340 million, primarily in Asset Management, mainly due to the inclusion of fund administration expenses, which were reported as operating expenses prior to the sale of Asset Management’s fund administration business in October 2017.

Underwriting fees decreased by CHF 30 million to CHF 206 million, reflecting lower equity underwriting fees in the Investment Bank.

→   Refer to “Note 3 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was CHF 97 million compared with CHF 62 million. The third quarter of 2018 included gains of CHF 30 million on sale of real estate and gains of CHF 25 million on sale of subsidiaries and businesses, both related to the sale of Widder Hotel. Excluding these items, adjusted other income decreased by CHF 20 million, mainly as the third quarter of 2017 included income of CHF 26 million related to a claim on a defaulted counterparty position.

→   Refer to “Note 4 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17
Global Wealth Management	(6)	(1)	(1)	654	947	(4)	(3)
Personal & Corporate Banking	(3)	(22)	(2)	(85)	80	(38)	(23)
Investment Bank	1	(6)	2		(44)	(20)	(10)
Corporate Center	(1)	0	7	407		(2)	(3)
Total	(9)	(28)	7	(67)		(63)	(39)

Credit loss expense / recovery

We adopted IFRS 9, Financial Instruments effective 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Total net credit loss expenses were CHF 9 million in the third quarter of 2018, reflecting a CHF 20 million increase in losses from credit-impaired (stage 3) positions, mainly in Global Wealth Management and Personal & Corporate Banking. This was partly offset by an CHF 11 million decrease in expected credit losses from stage 1 and 2 positions, primarily in the Investment Bank and Personal & Corporate Banking.

→   Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

→   Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Operating expenses as reported
Personnel expenses	3,858	4,059	3,893	(5)	(1)	11,931	11,967
General and administrative expenses	1,433	1,516	1,760	(5)	(19)	4,374	4,754
Depreciation and impairment of property, equipment and software	304	284	256	7	19	860	761
Amortization and impairment of intangible assets	15	16	16	(6)	(4)	47	53
Total operating expenses as reported	5,611	5,875	5,924	(4)	(5)	17,212	17,534

Adjusting items
Personnel expenses	58	63	140			(39)	373
of which: restructuring expenses[1]	58	63	140			186	373
of which: gain related to changes to the Swiss pension plan[2]						(225)
General and administrative expenses[1]	35	49	143			147	407
Depreciation and impairment of property, equipment and software[1]	27	2	2			29	6
Amortization and impairment of intangible assets[1]	0	0	0			0	0
Total adjusting items	120	114	285			137	787

Operating expenses (adjusted)[3]
Personnel expenses	3,800	3,996	3,753	(5)	1	11,971	11,594
of which: salaries and variable compensation	2,207	2,376	2,170	(7)	2	7,116	6,828
of which: financial advisor variable compensation[4]	996	996	976	0	2	2,966	2,956
of which: other personnel expenses[5]	597	623	606	(4)	(1)	1,889	1,809
General and administrative expenses	1,399	1,467	1,617	(5)	(13)	4,226	4,347
of which: net expenses for litigation, regulatory and similar matters	3	131	197	(98)	(98)	123	239
of which: other general and administrative expenses	1,396	1,337	1,420	4	(2)	4,103	4,108
Depreciation and impairment of property, equipment and software	277	282	254	(2)	9	831	755
Amortization and impairment of intangible assets	15	16	16	(6)	(4)	47	53
Total operating expenses (adjusted)	5,491	5,761	5,639	(5)	(3)	17,074	16,747

1 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018 for Global Wealth Management and Asset Management.    2 Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 3Q18 vs 3Q17

Total operating expenses decreased by CHF 313 million or 5% to CHF 5,611 million. Excluding net restructuring expenses of CHF 120 million (third quarter of 2017: CHF 285 million) related to legacy cost programs and new restructuring initiatives, adjusted total operating expenses decreased by CHF 148 million or 3% to CHF 5,491 million.

Personnel expenses

Personnel expenses decreased by CHF 35 million to CHF 3,858 million on a reported basis, primarily due to lower variable compensation and a decrease in net restructuring expenses, partly offset by higher salary expenses, mainly in Corporate Center – Services, primarily driven by continued insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers. Salary expenses also increased in Global Wealth Management.

On an adjusted basis, personnel expenses increased by CHF 47 million to CHF 3,800 million, primarily due to the aforementioned increase in salary expenses, partly offset by lower expenses for variable compensation.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 327 million to CHF 1,433 million. This was mainly due to CHF 194 million lower net expenses for litigation, regulatory and similar matters, primarily as the third quarter of 2017 included expenses related to the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. In addition, net restructuring expenses decreased by CHF 108 million.

On an adjusted basis, general and administrative expenses decreased by CHF 218 million to CHF 1,399 million, largely due to the aforementioned decrease in net expenses for litigation, regulatory and similar matters.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2017 for more information on litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, equipment, software and intangible assets was CHF 319 million compared with CHF 272 million, mainly resulting from higher expenses for internally generated capitalized software, driven by newly developed software that has been placed in service over the last 12 months and higher impairment costs.

On an adjusted basis, depreciation, amortization and impairment of property, equipment, software and intangible assets increased by CHF 23 million, primarily due to the aforementioned increase in expenses for internally generated capitalized software.

Tax: 3Q18 vs 3Q17

We recognized an income tax expense of CHF 419 million for the third quarter of 2018 compared with an income tax expense of CHF 272 million for the third quarter of 2017.

The net current tax expense was CHF 231 million compared with CHF 230 million and primarily related to taxable profits of UBS Switzerland AG and other legal entities in the UBS Group.

Deferred tax expenses were CHF 188 million compared with CHF 42 million and mainly related to the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter. Deferred tax expenses were lower in the third quarter of 2017, primarily as it included a net upward revaluation of DTAs in the US and Switzerland.

Following the reduction in the US federal corporate tax rate to 21% from 35%, which was included in the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017, and the reduction in timeframe between the end of our seven-year profit forecast period and the expiry of our US tax losses carried forward, we are reviewing our approach to the remeasurement of our US DTAs and the timing for recognizing deferred taxes in our income statement. As a result of this review, which is ongoing and will depend in part on legal entity business plans that are expected to be finalized shortly, we expect to remeasure our US operations-related DTAs in Switzerland and in the US during the fourth quarter of 2018. These remeasurements are expected to include changes in recognized tax loss and temporary difference DTAs in respect of US profits, including the elimination of the seven-year profit forecast period limit for the tax loss DTAs related to UBS Americas Inc. However, these changes are anticipated to have a limited net effect on the tax expense and no effect on CET1 capital in the fourth quarter of 2018. As a result of the review, it is anticipated that US tax loss DTAs will begin to be amortized with effect from 1 January 2019.

We currently forecast a full-year tax rate for 2018 of approximately 24%, excluding the effect of any remeasurement of DTAs in the fourth quarter of 2018. Following the aforementioned review, the tax rate for 2019 is expected to be slightly higher at around 25%. This increase is due to the aforementioned amortization of US tax loss DTAs, which has no impact on CET1 capital.

→   Refer to “Note 7 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 3Q18 vs 3Q17

Total comprehensive income attributable to shareholders was CHF 273 million compared with CHF 1,543 million. Net profit attributable to shareholders was CHF 1,246 million compared with CHF 946 million and other comprehensive income (OCI) attributable to shareholders, net of tax, was negative CHF 973 million compared with positive CHF 596 million.

In the third quarter of 2018, foreign currency translation OCI was negative CHF 390 million, primarily resulting from the weakening of the US dollar and British pound against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was positive CHF 603 million.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 283 million compared with negative CHF 36 million and mainly reflected a tightening of credit spreads in the third quarter of 2018.

OCI related to cash flow hedges was negative CHF 234 million in the third quarter of 2018, mainly reflecting an increase in unrealized losses on hedging derivatives resulting from increases in the relevant long-term interest rates. In the third quarter of 2017, OCI related to cash flow hedges was negative CHF 118 million.

Defined benefit plan OCI was negative CHF 50 million compared with positive CHF 123 million. We recorded net pre-tax OCI losses of CHF 31 million related to our Swiss pension plan. Net pre-tax OCI losses related to the non-Swiss pension plans amounted to CHF 23 million.

OCI associated with financial assets measured at fair value through OCI was negative CHF 16 million compared with positive CHF 24 million and mainly reflected net unrealized losses following increases in the relevant long-term interest rates.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2017 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2018, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.5 billion in Global Wealth Management and Personal & Corporate Banking. Of this increase, approximately CHF 0.2 billion and CHF 0.1 billion would result from changes in euro and US dollar interest rates, respectively.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.9 billion recognized in OCI, of which approximately CHF 1.4 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be a decrease of approximately CHF 0.2 billion, primarily related to the impact from debt instruments measured at fair value through OCI, partly offset by a positive effect from pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets measured at fair value through OCI. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer to the “Recent developments” section of this report for information on the effects on our interest rate sensitivity of changing our presentation currency and certain functional currencies to US dollars in the fourth quarter of 2018

Key figures and personnel

Return on tangible equity: 3Q18 vs 3Q17

The annualized return on tangible equity (RoTE) was 11.3% compared with 8.3%. The annualized adjusted RoTE excluding deferred tax expense / benefit and DTAs was 15.7% compared with 13.3%.

Cost / income ratio: 3Q18 vs 3Q17

The cost / income ratio was 77.0% compared with 83.0%. On an adjusted basis, the cost / income ratio was 75.9% compared with 79.0%.

Risk-weighted assets: 3Q18 vs 2Q18

Risk-weighted assets (RWA) were broadly unchanged at CHF 252.2 billion as of 30 September 2018, reflecting decreases due to asset size and other movements of CHF 5.8 billion and currency effects of CHF 1.5 billion, almost entirely offset by increases due to model updates of CHF 3.2 billion, methodology and policy changes of CHF 3.2 billion, and regulatory add-ons of CHF 0.8 billion.

→   Refer to the “Capital management” section of this report for more information

Group performance

Common equity tier 1 capital ratio: 3Q18 vs 2Q18

Our common equity tier 1 (CET1) capital ratio increased 0.1 percentage points to 13.5%, reflecting a CHF 0.4 billion increase in CET1 capital and a CHF 0.1 billion decrease in RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 3Q18 vs 2Q18

During the third quarter of 2018, the leverage ratio denominator (LRD) decreased by CHF 4 billion to CHF 898 billion. This decrease was driven by currency effects of CHF 9 billion, partly offset by asset size and other movements of CHF 5 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 leverage ratio: 3Q18 vs 2Q18

Our CET1 leverage ratio increased from 3.75% to 3.80% in the third quarter of 2018, reflecting a CHF 4 billion decrease in the LRD and the aforementioned increase in CET1 capital.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 3Q18 vs 2Q18

Our going concern leverage ratio remained stable at 5.0% as of 30 September 2018, reflecting an increase of CHF 0.2 billion in going concern capital and the aforementioned CHF 4 billion decrease in LRD.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Personnel: 3Q18 vs 2Q18

We employed 65,556 personnel as of 30 September 2018, a net increase of 1,872 compared with 30 June 2018. Corporate Center – Services personnel increased by 1,536, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology, as well as due to strategic and regulatory initiatives. We have seen a decrease in outsourced personnel as a result of our insourcing initiatives. Investment Bank and Global Wealth Management personnel increased by 179 and 95, respectively.

Return on equity
	As of or for the quarter ended			As of or year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Net profit
Net profit / (loss) attributable to shareholders	1,246	1,284	946	4,044	3,389
Amortization and impairment of intangible assets	15	16	16	47	53
Pre-tax adjusting items[1,2]	65	129	285	98	702
Tax effect on adjusting items[3]	(14)	(28)	(63)	(21)	(154)
Adjusted net profit / (loss) attributable to shareholders	1,312	1,401	1,184	4,167	3,990
of which: deferred tax (expense) / benefit[4]	(188)	(198)	(42)	(643)	(306)
Adjusted net profit / (loss) attributable to shareholders excluding deferred tax expense / benefit	1,500	1,598	1,226	4,810	4,296

Equity
Equity attributable to shareholders	51,122	50,774	53,493	51,122	53,493
Less: goodwill and intangible assets	6,316	6,391	6,388	6,316	6,388
Tangible equity attributable to shareholders	44,806	44,382	47,105	44,806	47,105
of which: DTAs not eligible as CET1 capital[5]	6,121	6,402	9,502	6,121	9,502
Tangible equity attributable to shareholders excluding DTAs	38,685	37,980	37,603	38,685	37,603

Return on equity
Return on equity (%)	9.8	10.1	7.2	10.6	8.5
Return on tangible equity (%)	11.3	11.6	8.3	12.2	9.8
Adjusted return on tangible equity (%)[1]	11.8	12.5	10.2	12.4	11.4
Adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs (%)[1,6]	15.7	16.7	13.3	16.7	15.5

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax expense / benefit in respect of taxable profits and any remeasurements of DTAs, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017.    5 DTAs that do not qualify as CET1 capital, reflecting DTAs recognized for tax loss carry-forwards of CHF 6,024 million as of 30 September 2018 (30 June 2018: CHF 6,113 million; 30 September 2017: CHF 8,221 million) as well as DTAs on temporary differences, excess over threshold of CHF 97 million as of 30 September 2018 (30 June 2018: CHF 289 million; 30 September 2017: CHF 1,281 million), in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6 Calculated as adjusted net profit / loss attributable to shareholders excluding amortization and impairment of goodwill and intangible assets and deferred tax expense / benefit (annualized as applicable), divided by average tangible equity attributable to shareholders excluding any DTAs that do not qualify as CET1 capital.

Net new money[1]
	For the quarter ended			Year-to-date
CHF billion	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Global Wealth Management	13.5	(1.2)	2.4	31.2	30.5
Asset Management	3.1	(2.1)	15.3	32.4	48.9
of which: excluding money market flows	0.4	0.9	8.5	28.0	38.3
of which: money market flows	2.7	(3.1)	6.8	4.4	10.5
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.9.18	30.6.18	30.9.17	30.6.18	30.9.17
Global Wealth Management	2,392	2,372	2,251	1	6
Asset Management	815	810	744	1	10
of which: excluding money market funds	734	732	670	0	10
of which: money market funds	80	78	74	3	9

Results: 9M18 vs 9M17

Profit before tax increased by CHF 908 million or 21% to CHF 5,320 million. Operating income increased by CHF 585 million or 3%, mainly reflecting CHF 356 million higher net interest income and other net income from fair value changes on financial instruments as well as a CHF 336 million increase in net fee and commission income, partly offset by CHF 81 million lower other income. Operating expenses decreased by CHF 322 million or 2%, largely due to CHF 380 million lower general and administrative expenses, mainly due to a CHF 260 million decrease in net restructuring expenses and CHF 116 million lower net expenses for litigation, regulatory and similar matters, primarily as the third quarter of 2017 included expenses related to the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. These decreases were partly offset by CHF 94 million higher depreciation and amortization expenses, mainly related to internally generated capitalized software. Personnel expenses were broadly unchanged at CHF 11,931 million as a gain of CHF 225 million related to changes to our Swiss pension plan and CHF 187 million lower net restructuring expenses were largely offset by higher expenses for salaries and contractors. Salary expenses increased, mainly in Corporate Center – Services and primarily driven by the aforementioned insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers. Salary expenses also increased in Global Wealth Management.

On an adjusted basis, profit before tax increased by CHF 303 million or 6%, reflecting higher operating income, partly offset by an increase in operating expenses.

Adjusted operating income increased by CHF 631 million or 3%, mainly due to a CHF 356 million increase in net interest income and other net income from fair value changes on financial instruments, primarily reflecting increases in the Investment Bank and in Global Wealth Management, partly offset by a decrease in Corporate Center. In addition, net fee and commission increased by CHF 336 million, mainly due to a
CHF 572 million increase in investment fund fees and fees for portfolio management and related services, primarily in Global Wealth Management, as well as CHF 106 million higher M&A and corporate finance fees. These increases were partly offset by CHF 175 million lower underwriting fees, primarily reflecting lower equity underwriting fees in the Investment Bank, and a CHF 184 million increase in other fee and commission expense, mainly in Asset Management and predominantly due to the inclusion of fund administration expenses, which were reported as operating expenses prior to the sale of Asset Management’s fund administration business in October 2017.

Adjusted operating expenses increased by CHF 327 million or 2%, mainly due to a CHF 377 million increase in adjusted personnel expenses, primarily reflecting higher expenses for salaries and contractors, as well as a CHF 71 million increase in adjusted depreciation and amortization expenses. This was partly offset by CHF 121 million lower adjusted general and administrative expenses, almost entirely due to lower net expenses for litigation, regulatory and similar matters.

Outlook

Global economic growth prospects and monetary policy normalization continue to provide a supportive backdrop to our business, although ongoing geopolitical tensions, rising protectionism and trade disputes have further dampened investor sentiment and confidence. We expect these latter trends to continue to impact Global Wealth Management clients’ transaction activity in the fourth quarter; however, moderately increased levels of volatility and volumes are generally positive for our institutional business in the Investment Bank.

Funding costs related to long-term debt and capital instruments issued to comply with regulatory funding and liquidity requirements will be higher than in the previous year, but should be broadly stable compared with the third quarter.

Our diversified business model helps us make continued progress towards achieving our strategic and financial targets.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Net interest income	1,042	1,081	1,015	(4)	3	3,141	2,969
Recurring net fee income[2]	2,365	2,350	2,221	1	6	6,997	6,512
Transaction-based income[3]	623	718	709	(13)	(12)	2,222	2,379
Other income	19	9	23	105	(19)	38	47
Income	4,049	4,158	3,968	(3)	2	12,399	11,908
Credit loss (expense) / recovery[4]	(6)	(1)	(1)	654	947	(4)	(3)
Total operating income	4,043	4,157	3,967	(3)	2	12,395	11,905
Personnel expenses	1,865	1,904	1,870	(2)	0	5,631	5,628
Salaries and other personnel costs	870	908	894	(4)	(3)	2,665	2,673
Financial advisor variable compensation[5,6]	857	852	796	1	8	2,537	2,394
Compensation commitments with recruited financial advisors[5,7]	139	144	180	(4)	(23)	429	561
General and administrative expenses	292	302	299	(3)	(2)	882	878
Services (to) / from Corporate Center and other business divisions	943	900	884	5	7	2,748	2,641
of which: services from CC – Services	916	877	864	4	6	2,671	2,567
Depreciation and impairment of property, equipment and software	1	1	1	34	16	3	3
Amortization and impairment of intangible assets	9	13	12	(28)	(20)	35	34
Total operating expenses	3,111	3,120	3,065	0	2	9,298	9,184
Business division operating profit / (loss) before tax	932	1,037	902	(10)	3	3,097	2,721

Adjusted results[8]
Total operating income as reported	4,043	4,157	3,967	(3)	2	12,395	11,905
Total operating income (adjusted)	4,043	4,157	3,967	(3)	2	12,395	11,905
Total operating expenses as reported	3,111	3,120	3,065	0	2	9,298	9,184
of which: personnel-related restructuring expenses[9]	11	3	13			17	28
of which: non-personnel-related restructuring expenses[9]	0	5	22			15	49
of which: restructuring expenses allocated from CC – Services[9]	60	39	104			145	306
of which: gain related to changes to the Swiss pension plan						(61)
Total operating expenses (adjusted)	3,040	3,073	2,926	(1)	4	9,183	8,801
Business division operating profit / (loss) before tax as reported	932	1,037	902	(10)	3	3,097	2,721
Business division operating profit / (loss) before tax (adjusted)	1,003	1,084	1,041	(7)	(4)	3,213	3,104

Key performance indicators[10]
Pre-tax profit growth (%)	3.3	17.9	9.5			13.8	15.9
Cost / income ratio (%)	76.8	75.0	77.2			75.0	77.1
Net new money growth (%)	2.3	(0.2)	0.4			1.8	1.9
Net margin on invested assets (bps)	16	18	16	(12)	(5)	18	17

Adjusted key performance indicators[8,10]
Pre-tax profit growth (%)	(3.7)	7.0	4.0			3.5	12.4
Cost / income ratio (%)	75.1	73.9	73.7			74.1	73.9
Net new money growth (%)	2.3	(0.2)	0.4			1.8	1.9
Net margin on invested assets (bps)	17	19	19	(9)	(11)	18	19

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Additional information
Recurring income[11]	3,407	3,430	3,236	(1)	5	10,139	9,481
Recurring income as a percentage of income (%)	84.1	82.5	81.6			81.8	79.6
Average attributed equity (CHF billion)[12]	13.1	13.2	12.6	(1)	4	13.1	12.7
Return on attributed equity (%)[12]	28.5	31.5	28.6			31.7	28.6
Return on attributed tangible equity (%)[12]	46.3	50.9	47.1			51.3	47.4
Risk-weighted assets (CHF billion)[12]	58.8	60.0	55.3	(2)	6	58.8	55.3
of which: held by Global Wealth Management (CHF billion)	56.6	57.9	53.1	(2)	7	56.6	53.1
of which: held by CC – Group ALM on behalf of Global Wealth Management (CHF billion)[13]	2.1	2.1	2.2	1	(3)	2.1	2.2
Leverage ratio denominator (CHF billion)[12]	261.6	263.7	255.8	(1)	2	261.6	255.8
of which: held by Global Wealth Management (CHF billion)	205.6	207.3	192.3	(1)	7	205.6	192.3
of which: held by CC – Group ALM on behalf of Global Wealth Management (CHF billion)[13]	56.0	56.4	63.5	(1)	(12)	56.0	63.5
Goodwill and intangible assets (CHF billion)	4.9	5.0	4.9	(1)	0	4.9	4.9
Net new money (CHF billion)	13.5	(1.2)	2.4			31.2	30.5
Invested assets (CHF billion)	2,392	2,372	2,251	1	6	2,392	2,251
Gross margin on invested assets (bps)	68	71	72	(4)	(6)	70	73
Adjusted gross margin on invested assets (bps)	68	71	72	(4)	(6)	70	73
Client assets (CHF billion)	2,637	2,633	2,493	0	6	2,637	2,493
Loans, gross (CHF billion)[14]	174.6	175.6	162.0	(1)	8	174.6	162.0
Due to customers (CHF billion)[14]	263.4	268.4	263.5	(2)	0	263.4	263.5
Recruitment loans to financial advisors[5]	2,306	2,384	2,597	(3)	(11)	2,306	2,597
Other loans to financial advisors[5]	988	1,010	561	(2)	76	988	561
Personnel (full-time equivalents)	23,553	23,458	23,158	0	2	23,553	23,158
Advisors (full-time equivalents)	10,677	10,682	10,681	0	0	10,677	10,681

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from fair value changes on financial instruments.    4 Upon adoption of IFRS 9 effective 1 January 2018, credit loss expenses include credit losses on recruitment loans to financial advisors previously recognized in personnel expenses. Prior periods were not restated.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    9 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    10 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of this report for more information.    13 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    14 Loans and Due to customers in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of key figures[1]	CHF	USD	CHF	CHF	CHF	CHF	CHF
As of or for the quarter ended 30.9.18 CHF billion, except where indicated	Americas	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	(0.9)	(0.9)	4.7	8.4	1.4	13.7	13.1
Net new money growth (%)	(0.3)	(0.3)	3.6	8.7	2.8	2.3	4.4
Invested assets	1,282	1,307	515	377	215	2,389	1,195
Loans, gross	57.8[3]	58.9[3]	37.5	44.3	34.5	174.0
Advisors (full-time equivalents)	6,910	6,910	1,802	1,110	734	10,556	1,047[4]

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Excluding minor functions with 121 advisors, CHF 3 billion of invested assets, CHF 0.5 billion of loans and CHF 0.2 billion of net new money outflows in the third quarter of 2018.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 3Q18 vs 3Q17

Profit before tax increased by CHF 30 million or 3% to CHF 932 million, while adjusted profit before tax decreased by CHF 38 million or 4% to CHF 1,003 million, reflecting higher operating expenses, partly offset by higher operating income. In US dollar terms, adjusted profit before tax decreased 5%.

Operating income

Total operating income increased by CHF 76 million or 2% to CHF 4,043 million, mainly driven by higher recurring net fee income and net interest income, partly offset by lower transaction-based income.

Net interest income increased by CHF 27 million to CHF 1,042 million, primarily due to an increase in net interest margin on deposits as well as higher loan volumes. This was partly offset by lower allocated treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM).

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 144 million to CHF 2,365 million, predominantly driven by higher average invested assets and an increase in mandate penetration.

Transaction-based income decreased by CHF 86 million to CHF 623 million, mainly due to lower client activity in all regions, most notably in Asia Pacific and the Americas.

Other income decreased by CHF 4 million to CHF 19 million.

Operating expenses

Total operating expenses increased by CHF 46 million or 2% to CHF 3,111 million and adjusted operating expenses increased by CHF 114 million or 4% to CHF 3,040 million. Personnel expenses decreased by CHF 5 million to CHF 1,865 million and adjusted personnel expenses decreased by CHF 3 million to CHF 1,854 million. This decrease was mainly due to lower variable compensation not related to financial advisors, partly offset by increases in salaries and staffing levels. In addition, in the Americas, higher financial advisor variable compensation was partly offset by lower expenses for compensation commitments to recruited financial advisors. General and administrative expenses decreased by CHF 7 million to CHF 292 million, while adjusted general and administrative expenses increased by CHF 15 million to CHF 292 million, predominantly driven by higher regulatory-related expenses and higher expenses for travel and entertainment. Net expenses for services from Corporate Center and other business divisions increased by CHF 59 million to CHF 943 million and adjusted net expenses for services increased by CHF 104 million to CHF 884 million, mainly reflecting higher expenses from Group Technology and Group Risk Control.

Net new money: 3Q18 vs 3Q17

Net new money inflows were CHF 13.5 billion compared with inflows of CHF 2.4 billion, an annualized net new money growth rate of 2.3% compared with 0.4%. Net new money from ultra high net worth clients was CHF 13.1 billion compared with CHF 1.8 billion.

Invested assets: 3Q18 vs 2Q18

Invested assets increased by CHF 20 billion to CHF 2,392 billion, due to positive market performance of CHF 33 billion and net new money inflows of CHF 13 billion, partly offset by currency effects of CHF 25 billion. Mandate penetration increased to 33.9% from 33.3%.

Results: 9M18 vs 9M17

Profit before tax increased by CHF 376 million or 14% to CHF 3,097 million. Excluding a credit of CHF 61 million related to our Swiss pension plan, adjusted profit before tax increased by CHF 109 million or 3% to CHF 3,213 million, reflecting higher operating income, partly offset by higher operating expenses. In US dollar terms, adjusted profit before tax increased 5%.

Total operating income increased by CHF 490 million or 4% to CHF 12,395 million, mainly driven by higher recurring net fee income and net interest income, partly offset by lower transaction-based income. Net interest income increased by CHF 172 million to CHF 3,141 million, primarily due to an increase in net interest margin on deposits as well as higher loan volumes. This was partly offset by lower allocated treasury-related income from Corporate Center – Group ALM.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 485 million to CHF 6,997 million, predominantly driven by higher average invested assets and an increase in mandate penetration. Transaction-based income decreased by CHF 157 million to CHF 2,222 million, mainly due to lower client activity and higher fees paid to Personal & Corporate Banking, reflecting increased volumes of referrals and net client shifts.

Total operating expenses increased by CHF 114 million or 1% to CHF 9,298 million and adjusted operating expenses increased by CHF 382 million or 4% to CHF 9,183 million. Personnel expenses increased by CHF 3 million to CHF 5,631 million and, excluding the aforementioned credit related to changes to our Swiss pension plan, increased by CHF 75 million to CHF 5,676 million on an adjusted basis, driven by increases in salaries and staffing levels, partly offset by lower variable compensation not related to financial advisors. In the Americas, the increase in financial advisor variable compensation was largely offset by lower expenses for compensation commitments to recruited financial advisors. General and administrative expenses increased by CHF 4 million to CHF 882 million and adjusted general and administrative expenses increased by CHF 38 million to CHF 867 million, mainly due to higher regulatory-related expenses and higher expenses for travel and entertainment. Net expenses for services from Corporate Center and other business divisions increased by CHF 107 million to CHF 2,748 million and adjusted net expenses for services increased by CHF 268 million to CHF 2,603 million. This increase was driven by higher net expenses from Group Technology, Group Risk Control and higher costs related to strategic and regulatory initiatives.

Personal & Corporate Banking

Personal & Corporate Banking

Personal & Corporate Banking[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Net interest income	517	509	522	2	(1)	1,533	1,561
Recurring net fee income[2]	157	157	149	0	6	468	439
Transaction-based income[3]	280	275	285	2	(2)	838	819
Other income	15	14	16	5	(7)	46	68
Income	970	955	972	2	0	2,885	2,886
Credit loss (expense) / recovery	(3)	(22)	(2)	(85)	80	(38)	(23)
Total operating income	967	933	971	4	0	2,847	2,864
Personnel expenses	203	221	211	(8)	(4)	601	648
General and administrative expenses	55	56	68	(3)	(20)	170	203
Services (to) / from Corporate Center and other business divisions	293	285	277	3	6	867	819
of which: services from CC – Services	307	304	300	1	2	922	887
Depreciation and impairment of property, equipment and software	3	3	3	(2)	6	10	9
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	554	566	559	(2)	(1)	1,647	1,678
Business division operating profit / (loss) before tax	413	368	411	12	0	1,200	1,185

Adjusted results[4]
Total operating income as reported	967	933	971	4	0	2,847	2,864
Total operating income (adjusted)	967	933	971	4	0	2,847	2,864
Total operating expenses as reported	554	566	559	(2)	(1)	1,647	1,678
of which: personnel-related restructuring expenses[5]	1	1	1			3	6
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[5]	8	9	24			25	62
of which: gain related to changes to the Swiss pension plan						(35)
Total operating expenses (adjusted)	545	556	534	(2)	2	1,654	1,611
Business division operating profit / (loss) before tax as reported	413	368	411	12	0	1,200	1,185
Business division operating profit / (loss) before tax (adjusted)	422	378	436	12	(3)	1,193	1,252

Key performance indicators[6]
Pre-tax profit growth (%)	0.4	3.4	(9.3)			1.2	(14.5)
Cost / income ratio (%)	57.1	59.2	57.5			57.1	58.1
Net interest margin (bps)	158	156	157	1	1	156	156
Net new business volume growth for personal banking (%)	4.5	3.9	3.7			4.9	5.0

Adjusted key performance indicators[4,6]
Pre-tax profit growth (%)	(3.3)	(0.2)	(7.8)			(4.7)	(7.8)
Cost / income ratio (%)	56.2	58.2	54.9			57.3	55.8
Net interest margin (bps)	158	156	157	1	1	156	156
Net new business volume growth for personal banking (%)	4.5	3.9	3.7			4.9	5.0

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Additional information
Average attributed equity (CHF billion)[7]	6.5	6.4	6.2	1	5	6.4	6.1
Return on attributed equity (%)[7]	25.5	23.0	26.7			25.2	25.9
Return on attributed tangible equity (%)[7]	25.5	23.0	26.7			25.2	25.9
Risk-weighted assets (CHF billion)[7]	54.0	53.2	48.3	2	12	54.0	48.3
of which: held by Personal & Corporate Banking (CHF billion)	53.0	52.2	47.3	2	12	53.0	47.3
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	1.1	1.0	1.1	2	1	1.1	1.1
Leverage ratio denominator (CHF billion)[7]	188.0	187.8	188.7	0	0	188.0	188.7
of which: held by Personal & Corporate Banking (CHF billion)	148.4	148.8	149.8	0	(1)	148.4	149.8
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)[8]	39.6	39.0	38.9	1	2	39.6	38.9
Business volume for personal banking (CHF billion)	157	156	154	0	2	157	154
Net new business volume for personal banking (CHF billion)	1.7	1.5	1.4			5.7	5.6
Client assets (CHF billion)[9]	665	658	663	1	0	665	663
Loans, gross (CHF billion)	131.0	130.6	133.1	0	(2)	131.0	133.1
Due to customers (CHF billion)	139.7	138.0	135.4	1	3	139.7	135.4
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.2	92.1	92.3			92.2	92.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	1.2	0.5			1.2	0.5
Personnel (full-time equivalents)	5,200	5,141	5,117	1	2	5,200	5,117

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net income from fair value changes on financial instruments.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Results: 3Q18 vs 3Q17

Profit before tax increased by CHF 2 million to CHF 413 million. Adjusted profit before tax decreased by CHF 14 million or 3% to CHF 422 million.

Effective from 1 January 2018, we have reclassified certain expenses for clearing, credit card add-on services and the client loyalty program, which are incremental and incidental to revenues on a prospective basis, to better align these expenses with their associated revenues within operating income. This resulted in an CHF 18 million reduction in total operating income in the third quarter of 2018, of which CHF 16 million related to transaction-based income, and a broadly corresponding decrease in total operating expenses, including a CHF 17 million reduction in general and administrative expenses.

Operating income

Total operating income was broadly unchanged at CHF 967 million, including the aforementioned CHF 18 million effect from the reclassification of expenses to revenues and mainly reflecting lower net interest income and transaction-based income, mostly offset by higher recurring net fee income.

Net interest income decreased by CHF 5 million  to CHF 517 million. Higher deposit revenues were more than offset by lower allocated treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM).

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 8 million to CHF 157 million, mainly reflecting higher fees from custody and mandate assets, as well as bundled products.

Transaction-based income decreased by CHF 5 million to CHF 280 million, mainly due to the aforementioned reclassification from expenses to revenues, partly offset by higher advisory fees from our corporate business as well as higher revenues from foreign exchange transactions.

Other income was broadly unchanged at CHF 15 million.

Net credit loss expenses were CHF 3 million compared with CHF 2 million in the prior-year quarter and included a release of CHF 4 million of stage 1 and 2 expected credit losses.

→   Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

Personal & Corporate Banking

Operating expenses

Total operating expenses decreased by CHF 5 million or 1% to CHF 554 million while adjusted operating expenses increased by CHF 11 million or 2% to CHF 545 million, including a CHF 17 million reduction in general and administrative expenses due to the aforementioned reclassification from expenses to revenues. Net expenses for services from Corporate Center and other business divisions increased by CHF 16 million to CHF 293 million, and by CHF 32 million to CHF 285 million on an adjusted basis, mainly reflecting higher expenses from Group Technology and Group Risk Control as well as for strategic and regulatory initiatives.

Net new business volume growth for personal banking: 3Q18 vs 3Q17

The annualized net new business volume growth rate for our personal banking business was 4.5% compared with 3.7%. Net new client assets and, to a lesser extent, net new loans were positive.

Results: 9M18 vs 9M17

Profit before tax increased by CHF 15 million or 1% to CHF 1,200 million while adjusted profit before tax decreased by CHF 59 million or 5% to CHF 1,193 million, mainly reflecting higher operating and credit loss expenses while income remained broadly unchanged.

Total operating income decreased by CHF 17 million to CHF 2,847 million, reflecting a negative effect of CHF 52 million due to the aforementioned reclassification of expenses to revenues, partly offset by higher recurring net fee and transaction-based income. Net interest income decreased by CHF 28 million to CHF 1,533 million, driven by lower allocated treasury-related income from Corporate Center – Group ALM, partly offset by higher deposit revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 29 million to CHF 468 million, mainly reflecting higher fees from custody and mandate assets as well as bundled products. Transaction-based income increased by CHF 19 million to CHF 838 million, mainly due to higher revenues from foreign exchange transactions and higher fees received from Global Wealth Management for increased referral volumes, partly offset by the aforementioned reclassification from expenses to revenues. Other income decreased by CHF 22 million to CHF 46 million, primarily as a result of a CHF 20 million gain in the prior-year period on the sale of an income-producing real estate loan portfolio to a non-consolidated investment foundation in connection with our mortgage financing platform, UBS Atrium.

Net credit loss expenses were CHF 38 million compared with CHF 23 million and included CHF 13 million of stage 1 and 2 expected credit losses.

Total operating expenses decreased by CHF 31 million or 2% to CHF 1,647 million while adjusted operating expenses increased by CHF 43 million or 3% to CHF 1,654 million. Personnel expenses decreased by CHF 47 million to CHF 601 million and decreased by CHF 9 million to CHF 633 million on an adjusted basis, mainly reflecting lower variable compensation accruals in line with lower profit before tax. General and administrative expenses decreased by CHF 33 million to CHF 170 million as the aforementioned reclassification of expenses to revenues reduced general and administrative expenses by CHF 49 million. Net expenses for services from Corporate Center and other business divisions increased by CHF 48 million to CHF 867 million, and by CHF 84 million to CHF 841 million on an adjusted basis, reflecting higher expenses from Group Technology and for strategic and regulatory initiatives.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Net management fees[2]	432	439	456	(1)	(5)	1,298	1,322
Performance fees	17	19	38	(11)	(55)	50	100
Total operating income	449	458	494	(2)	(9)	1,348	1,422
Personnel expenses	166	189	185	(12)	(11)	522	542
General and administrative expenses	44	48	52	(8)	(15)	141	161
Services (to) / from Corporate Center and other business divisions	118	119	128	0	(8)	356	375
of which: services from CC – Services	129	129	137	0	(6)	386	403
Depreciation and impairment of property, equipment and software	0	1	0			1	1
Amortization and impairment of intangible assets	0	0	1		(53)	1	3
Total operating expenses	329	357	366	(8)	(10)	1,021	1,082
Business division operating profit / (loss) before tax	120	101	127	19	(6)	327	340

Adjusted results[3]
Total operating income as reported	449	458	494	(2)	(9)	1,348	1,422
Total operating income (adjusted)	449	458	494	(2)	(9)	1,348	1,422
Total operating expenses as reported	329	357	366	(8)	(10)	1,021	1,082
of which: personnel-related restructuring expenses[4]	2	15	6			18	11
of which: non-personnel-related restructuring expenses[4]	1	3	5			7	16
of which: restructuring expenses allocated from CC – Services[4]	6	8	15			20	43
of which: gain related to changes to the Swiss pension plan						(10)
Total operating expenses (adjusted)	321	331	340	(3)	(6)	985	1,012
Business division operating profit / (loss) before tax as reported	120	101	127	19	(6)	327	340
Business division operating profit / (loss) before tax (adjusted)	129	126	153	2	(16)	363	410

Key performance indicators[5]
Pre-tax profit growth (%)	(5.6)	(8.3)	22.1			(3.8)	10.4
Cost / income ratio (%)	73.2	78.0	74.1			75.7	76.1
Net new money growth excluding money market flows (%)	0.2	0.5	5.3			5.3	8.6
Net margin on invested assets (bps)	6	5	7	18	(16)	5	6

Adjusted key performance indicators[3,5]
Pre-tax profit growth (%)[6]	(10.5)	0.8	10.9			(5.9)	4.3
Cost / income ratio (%)	71.4	72.4	68.8			73.1	71.2
Net new money growth excluding money market flows (%)	0.2	0.5	5.3			5.3	8.6
Net margin on invested assets (bps)	6	6	8	0	(25)	6	8

Information by business line / asset class
Net new money (CHF billion)
Equities	(4.4)	3.3	2.6			25.7	16.5
Fixed Income	7.3	(9.7)	12.0			1.2	24.3
of which: money market	2.7	(3.1)	6.8			4.4	10.5
Multi Assets & Solutions	(0.4)	1.9	(0.4)			2.9	3.7
Hedge Fund Businesses	(0.4)	1.9	0.8			0.8	2.3
Real Estate & Private Markets	1.0	0.5	0.2			1.8	2.0
Total net new money	3.1	(2.1)	15.3			32.3	48.9

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Invested assets (CHF billion)
Equities	324	325	272	0	19	324	272
Fixed Income	241	235	233	2	3	241	233
of which: money market	80	78	74	3	9	80	74
Multi Assets & Solutions	128	128	128	0	0	128	128
Hedge Fund Businesses	43	44	41	(2)	5	43	41
Real Estate & Private Markets	80	78	70	2	15	80	70
Total invested assets	815	810	744	1	10	815	744
of which: passive strategies	312	315	266	(1)	17	312	266

Information by region
Invested assets (CHF billion)
Americas	194	186	177	4	10	194	177
Asia Pacific	150	160	152	(6)	(1)	150	152
Europe, Middle East and Africa	205	200	167	2	23	205	167
Switzerland	266	265	248	1	7	266	248
Total invested assets	815	810	744	1	10	815	744

Information by channel
Invested assets (CHF billion)
Third-party institutional	513	510	461	1	11	513	461
Third-party wholesale	83	82	78	1	6	83	78
UBS’s wealth management businesses	219	218	205	1	7	219	205
Total invested assets	815	810	744	1	10	815	744

Assets under administration[7]
Assets under administration (CHF billion)[8]			527				527
Net new assets under administration (CHF billion)[9]			70.3				77.9
Gross margin on assets under administration (bps)			3				3

Additional information
Average attributed equity (CHF billion)[10]	1.7	1.7	1.7	0	(1)	1.7	1.7
Return on attributed equity (%)[10]	28.9	24.3	30.3			26.3	26.7
Return on attributed tangible equity (%)[10]	152.9	125.7	166.0			138.5	145.7
Risk-weighted assets (CHF billion)[10]	4.0	4.2	4.1	(4)	(1)	4.0	4.1
of which: held by Asset Management (CHF billion)	4.0	4.1	4.0	(4)	(1)	4.0	4.0
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)[11]	0.1	0.1	0.1	(2)	5	0.1	0.1
Leverage ratio denominator (CHF billion)[10]	4.8	4.9	4.7	(2)	2	4.8	4.7
of which: held by Asset Management (CHF billion)	2.6	2.6	2.6	(2)	(1)	2.6	2.6
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)[11]	2.2	2.3	2.1	(2)	5	2.2	2.1
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(1)	(3)	1.3	1.4
Gross margin on invested assets (bps)	22	23	27	(3)	(19)	22	27
Adjusted gross margin on invested assets (bps)	22	23	27	(3)	(19)	22	27
Personnel (full-time equivalents)	2,321	2,329	2,354	0	(1)	2,321	2,354

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees. Beginning 1 January 2018, net management fees additionally include fund and custody expenses recognized as contra revenues and previously included in operating expenses. Prior periods were not restated.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    5 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    6 Excluding the impact of business exits. Prior-period information for the periods ending before 1 January 2018 has been restated.    7 Following the sale of our fund administration business in Luxembourg and Switzerland to Northern Trust on 1 October 2017, we no longer report assets under administration.    8 Includes UBS and third-party fund assets for which the fund services unit provided professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    9 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    10 Refer to the “Capital management” section of this report for more information.    11 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Results: 3Q18 vs 3Q17

Profit before tax decreased by CHF 7 million or 6% to CHF 120 million. Adjusted profit before tax decreased by CHF 24 million or 16% to CHF 129 million, reflecting lower operating income, partly offset by reduced operating expenses.

Operating income

Total operating income decreased by CHF 45 million or 9% to CHF 449 million. Net management fees decreased by CHF 24 million to CHF 432 million driven by the effects of the sale of our fund administration business in October 2017. In addition, higher income, driven by higher average invested assets, was offset by continued pressure on margins and the reclassification of fund and custody expenses from operating expenses to operating income to better align these costs with their associated revenues within operating income.

Performance fees decreased by CHF 21 million to CHF 17 million, mainly driven by Hedge Fund Businesses and Equities.

As of 30 September 2018, 81% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks, which is broadly unchanged from the prior-year quarter.

Operating expenses

Total operating expenses decreased by CHF 37 million or 10% to CHF 329 million and adjusted operating expenses decreased by CHF 19 million or 6% to CHF 321 million.

Personnel expenses decreased by CHF 19 million to CHF 166 million. On an adjusted basis, personnel expenses decreased by CHF 15 million to CHF 164 million, primarily due to reduced expenses for variable compensation.

General and administrative expenses decreased by CHF 8 million to CHF 44 million and on an adjusted basis decreased by CHF 4 million to CHF 43 million, primarily due to the aforementioned reclassification of fund and custody expenses to operating income, partly offset by higher research expenses. Net expenses for services from Corporate Center and other business divisions decreased by CHF 10 million to CHF 118 million and on an adjusted basis net expenses decreased by CHF 1 million to CHF 113 million, reflecting reduced expenses from Group Operations following the sale of our fund administration business as well as the aforementioned reclassification of custody expenses to operating income, partly offset by higher expenses from Group Technology.

Net new money: 3Q18  vs 3Q17

Excluding money market flows, net new money was CHF 0.4 billion compared with CHF 8.5 billion, an annualized net new money growth rate of 0.2% compared with 5.3%. We expect to see a continuation of the trend for clients to move invested assets into lower-margin passive products, which is expected to have a dampening effect  on margins in future periods.

Invested assets: 3Q18  vs 2Q18

Invested assets increased by CHF 5 billion to CHF 815 billion, reflecting positive market performance of CHF 10 billion and net new money inflows (including money market flows) of CHF 3 billion, partly offset by currency effects of CHF 9 billion, resulting primarily from the strengthening of the Swiss franc against the US dollar.

Results: 9M18 vs 9M17

Profit before tax decreased by CHF 13 million or 4% to CHF 327 million. Adjusted profit before tax decreased by CHF 47 million or 11% to CHF 363 million, reflecting lower operating income, partly offset by reduced operating expenses.

Total operating income decreased by CHF 74 million or 5% to CHF 1,348 million, mainly due to CHF 50 million lower performance fees, reflecting a declining contribution from Hedge Fund Businesses, Equities and Real Estate. Net management fees decreased by CHF 24 million as the effect from higher average invested assets was more than offset by the absence of administration fees following the sale of our fund administration business, the reclassification of fund and custody expenses from operating expenses to operating income and continued pressure on margins. In addition, the first nine months of 2017 included an impairment loss of CHF 11 million on a co-investment in an infrastructure fund.

Total operating expenses decreased by CHF 61 million or 6% to CHF 1,021 million and adjusted operating expenses decreased by CHF 27 million or 3% to CHF 985 million. Personnel expenses decreased by CHF 20 million to CHF 522 million. Excluding a credit of CHF 10 million related to our Swiss pension plan recognized in the first quarter of 2018, adjusted personnel expenses decreased by CHF 18 million to CHF 514 million, driven by reduced expenses for variable compensation. General and administrative expenses decreased by CHF 20 million to CHF 141 million and adjusted general and administrative expenses decreased by CHF 11 million to CHF 134 million, primarily due to the aforementioned reclassification of fund and custody expenses to revenues and the exclusion of expenses associated with our fund administration business that we disposed of in October 2017, partly offset by higher research expenses. Net expenses for services from Corporate Center and other business divisions decreased by CHF 19 million to CHF 356 million, while adjusted net expenses for services increased by CHF 3 million to CHF 335 million, primarily reflecting higher expenses from Group Technology and Group Internal Audit, partly offset by reduced expenses from Group Operations following the sale of our fund administration business as well as the aforementioned reclassification of custody expenses to operating income.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Corporate Client Solutions	644	624	720	3	(11)	2,094	2,170
Advisory	231	167	163	39	42	584	493
Equity Capital Markets	158	189	283	(16)	(44)	640	824
Debt Capital Markets	180	162	205	11	(12)	589	594
Financing Solutions	73	78	56	(7)	30	220	238
Risk Management	3	28	13	(90)	(78)	61	20
Investor Client Services	1,281	1,552	1,078	(17)	19	4,331	3,765
Equities	900	1,050	784	(14)	15	3,047	2,646
Foreign Exchange, Rates and Credit	381	502	294	(24)	29	1,283	1,119
Income	1,926	2,176	1,798	(12)	7	6,425	5,935
Credit loss (expense) / recovery	1	(6)	2		(44)	(20)	(10)
Total operating income	1,927	2,171	1,800	(11)	7	6,405	5,924
Personnel expenses	660	771	709	(14)	(7)	2,327	2,300
General and administrative expenses	100	144	142	(31)	(30)	387	398
Services (to) / from Corporate Center and other business divisions	688	683	674	1	2	2,045	2,009
of which: services from CC – Services	674	662	655	2	3	1,988	1,942
Depreciation and impairment of property, equipment and software	2	2	3	2	(18)	6	7
Amortization and impairment of intangible assets	5	2	3	112	71	10	9
Total operating expenses	1,455	1,602	1,531	(9)	(5)	4,775	4,724
Business division operating profit / (loss) before tax	472	569	269	(17)	75	1,630	1,200

Adjusted results[2]
Total operating income as reported	1,927	2,171	1,800	(11)	7	6,405	5,924
of which: gains on sale of financial assets at fair value through OCI[3]							107
Total operating income (adjusted)	1,927	2,171	1,800	(11)	7	6,405	5,817
Total operating expenses as reported	1,455	1,602	1,531	(9)	(5)	4,775	4,724
of which: personnel-related restructuring expenses[4]	1	2	4			14	26
of which: non-personnel-related restructuring expenses[4]	3	3	6			7	12
of which: restructuring expenses allocated from CC – Services[4]	31	32	73			94	197
of which: gain related to changes to the Swiss pension plan						(5)
Total operating expenses (adjusted)	1,420	1,566	1,448	(9)	(2)	4,664	4,488
Business division operating profit / (loss) before tax as reported	472	569	269	(17)	75	1,630	1,200
Business division operating profit / (loss) before tax (adjusted)	507	605	352	(16)	44	1,741	1,329

Key performance indicators[5]
Pre-tax profit growth (%)	75.2	26.2	67.1			35.8	71.9
Cost / income ratio (%)	75.5	73.6	85.2			74.3	79.6
Return on attributed equity (%)[6]	19.4	21.8	11.6			21.7	17.4

Adjusted key performance indicators[2,5]
Pre-tax profit growth (%)	43.9	44.4	2.9			31.0	14.7
Cost / income ratio (%)	73.7	71.9	80.5			72.6	77.0
Return on attributed equity (%)[6]	20.8	23.2	15.2			23.1	19.3

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Additional information
Average attributed equity (CHF billion)[6]	9.8	10.4	9.3	(7)	5	10.0	9.2
Return on attributed tangible equity (%)[6]	19.7	22.0	11.9			21.9	17.7
Risk-weighted assets (CHF billion)[6]	80.8	81.8	76.3	(1)	6	80.8	76.3
of which: held by the Investment Bank (CHF billion)	80.4	81.2	75.7	(1)	6	80.4	75.7
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)[7]	0.4	0.6	0.6	(32)	(27)	0.4	0.6
Return on risk-weighted assets, gross (%)[8]	9.5	10.3	9.5			10.4	11.0
Leverage ratio denominator (CHF billion)[6]	282.8	283.7	277.0	0	2	282.8	277.0
of which: held by the Investment Bank (CHF billion)	267.2	260.2	254.3	3	5	267.2	254.3
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)[7]	15.7	23.5	22.8	(33)	(31)	15.7	22.8
Return on leverage ratio denominator, gross (%)[8]	2.7	3.1	2.6			3.0	2.9
Goodwill and intangible assets (CHF billion)	0.0	0.1	0.1	(14)	(32)	0.0	0.1
Compensation ratio (%)	34.3	35.4	39.4			36.2	38.8
Average VaR (1-day, 95% confidence, 5 years of historical data)	8	10	10	(12)	(12)	11	9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[9]	1.1	1.2	1.0			1.1	1.0
Personnel (full-time equivalents)	4,957	4,778	4,829	4	3	4,957	4,829

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our remaining investment in IHS Markit. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9 on 1 January 2018, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9. Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    6 Refer to the “Capital management” section of this report for more information.    7 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.    8 Based on total RWA and LRD.    9 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired loan exposures.

Results: 3Q18 vs 3Q17

Profit before tax increased by CHF 203 million or 75% to CHF 472 million and adjusted profit before tax increased by CHF 155 million or 44% to CHF 507 million, driven by higher revenues in Equities and Foreign Exchange, Rates and Credit. In US dollar terms, adjusted profit before tax increased 42%.

Operating income

Total operating income increased by CHF 127 million or 7% to CHF 1,927 million, driven by a CHF 116 million increase in Equities revenues and an CHF 87 million increase in Foreign Exchange, Rates and Credit revenues, partly offset by a CHF 76 million decrease in Corporate Client Solutions revenues. In US dollar terms, operating income increased 6%.

Corporate Client Solutions

Corporate Client Solutions revenues decreased by CHF 76 million or 11% to CHF 644 million, mainly reflecting lower revenues in Equity Capital Markets. In US dollar terms, revenues decreased 12%.

Advisory revenues increased to CHF 231 million from CHF 163 million, led by higher revenues from merger and acquisition transactions against a global fee pool decline of 15%, partly offset by slightly lower revenues from private transactions.

Equity Capital Markets revenues decreased to CHF 158 million from CHF 283 million, due to lower revenues from public offerings, where the global fee pool decreased 9%, as well as private transactions.

Debt Capital Markets revenues decreased to CHF 180 million from CHF 205 million, reflecting lower investment grade revenues, as the global fee pool decreased 5%, and stable leveraged finance revenues, against a global fee pool decrease of 16%.

Financing Solutions revenues increased to CHF 73 million from CHF 56 million, reflecting higher client activity across most products.

Risk Management revenues decreased by CHF 10 million to CHF 3 million, mainly resulting from increased hedging costs.

Investment Bank

Investor Client Services

Investor Client Services revenues increased by CHF 203 million or 19% to CHF 1,281 million, due to an increase in Equities and Foreign Exchange, Rates and Credit revenues. In US dollar terms, revenues increased 17%.

Equities

Equities revenues increased by CHF 116 million or 15% to CHF 900 million, as revenues rose in all products and regions. In US dollar terms, revenues increased 13%.

Cash revenues increased to CHF 296 million from CHF 265 million, mainly due to improved client activity.

Derivatives revenues increased to CHF 237 million from CHF 208 million, reflecting improved trading performance.

Financing Services revenues increased to CHF 385 million from CHF 317 million, driven by higher Equity Finance revenues, as client activity increased.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by CHF 87 million or 29% to CHF 381 million as revenues rose across most products. Foreign exchange revenues increased, primarily in emerging market products amid a period of higher market volatility. Revenues across rates and credit products also increased, mainly due to higher client activity levels and improved trading performance. In US dollar terms, revenues increased 28%.

Operating expenses

Total operating expenses decreased by CHF 76 million or 5% to CHF 1,455 million and adjusted operating expenses decreased by CHF 28 million or 2% to CHF 1,420 million.

Personnel expenses decreased by CHF 49 million to CHF 660 million and adjusted personnel expenses decreased by CHF 47 million to CHF 658 million, mainly due to lower variable compensation expenses.

General and administrative expenses decreased by CHF 42 million to CHF 100 million and on an adjusted basis decreased by CHF 38 million to CHF 97 million, mostly due to lower professional fees and a net release of CHF 57 million of provisions for litigation, regulatory and similar matters in the third quarter of 2018 compared with a net release of CHF 46 million in the prior-year quarter.

Net expenses for services from Corporate Center and other business divisions increased to CHF 688 million from CHF 674 million and adjusted net expenses increased to CHF 657 million from CHF 601 million, mainly driven by higher net expenses from Group Technology and Group Risk Control.

Risk-weighted assets and leverage ratio denominator: 3Q18  vs 2Q18

Risk-weighted assets

Total risk-weighted assets (RWA), including RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) on behalf of the Investment Bank, decreased by CHF 1 billion to CHF 81 billion, mainly due to a decrease in credit and counterparty credit risk RWA, reflecting exposure decreases in unutilized credit facilities and securities financing transactions, largely offset by increases from methodology and policy changes as well as regulatory add-ons.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, decreased by CHF 1 billion to CHF 283 billion. LRD held by the Investment Bank increased by CHF 7 billion to CHF 267 billion, mainly due to client-driven increases in trading portfolio assets, partly offset by currency effects. LRD held by Corporate Center – Group ALM on behalf of the Investment Bank decreased by CHF 8 billion to CHF 16 billion, mainly due to lower liquidity coverage ratio outflows attributed to the Investment Bank.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Results: 9M18 vs 9M17

Profit before tax increased by CHF 430 million or 36% to CHF 1,630 million and adjusted profit before tax increased by CHF 412 million or 31% to CHF 1,741 million, mainly as a result of higher Investor Client Services revenues, partly offset by higher operating expenses. In US dollar terms, adjusted profit before tax increased 33%.

Revenues in Corporate Client Solutions decreased 4% to CHF 2,094 million from CHF 2,170 million. Advisory revenues increased by CHF 91 million to CHF 584 million, reflecting higher revenues from both merger and acquisition transactions, against a global fee pool decrease of 5%, and private transactions. Equity Capital Markets revenues decreased to CHF 640 million from CHF 824 million, primarily reflecting a decrease in revenues from public offerings, where the global fee pool decreased 6%, as well as lower revenues from private transactions. Debt Capital Markets revenues decreased by CHF 5 million to CHF 589 million, largely reflecting lower investment grade revenues, where the fee pool decreased 5%, partly offset by higher leveraged finance revenues, where the global fee pool decreased 2%. Financing Solutions revenues decreased to CHF 220 million from CHF 238 million, reflecting lower real estate finance and structured finance revenues. Risk Management revenues increased to CHF 61 million from CHF 20 million, primarily reflecting reduced hedging costs and valuation gains on a restructured debt position. In US dollar terms, Corporate Client Solutions revenues decreased 2%.

Investor Client Services revenues increased 15% to CHF 4,331 million from CHF 3,765 million. Excluding a gain of CHF 107 million on the sale of our remaining investment in IHS Markit in the second quarter of 2017, adjusted revenues increased 18% or CHF 673 million, due to higher revenues across Equities and Foreign Exchange, Rates and Credit. Equities revenues increased by CHF 401 million to CHF 3,047 million and, excluding a gain of CHF 27 million on the sale of our remaining investment in IHS Markit, increased by CHF 429 million from CHF 2,619 million on an adjusted basis. Cash revenues increased to CHF 953 million from CHF 876 million, mainly due to improved client activity. Derivatives revenues increased to CHF 854 million from CHF 669 million, reflecting increased client activity and improved trading as market volatility increased. Financing Services revenues increased to CHF 1,271 million from CHF 1,091 million, mainly driven by higher Equity Finance revenues, as a result of increased client activity. Foreign Exchange, Rates and Credit revenues increased to CHF 1,283 million from CHF 1,119 million and, excluding a gain of CHF 80 million on the sale of our remaining investment in IHS Markit, increased to CHF 1,283 million from CHF 1,039 million on an adjusted basis. This increase was due to the recognition of net income of around CHF 100 million, comprised mainly of previously deferred day-1 profits, due to enhanced observability and revised valuations in the funding curve used to value UBS interest-linked notes, and due to higher client activity and improved trading performance across the majority of products in the second and third quarters of 2018 compared with the prior-year periods. In US dollar terms, adjusted Investor Client Services revenues increased 20%, adjusted Equities revenues increased 18% and adjusted Foreign Exchange, Rates and Credit revenues increased 25%.

Total operating expenses increased by CHF 51 million or 1% to CHF 4,775 million and adjusted operating expenses increased by CHF 176 million or 4% to CHF 4,664 million. Personnel expenses increased to CHF 2,327 million from CHF 2,300 million and adjusted personnel expenses increased to CHF 2,318 million from CHF 2,274 million, mainly reflecting higher variable compensation expenses. General and administrative expenses decreased by CHF 11 million to CHF 387 million and on an adjusted basis decreased by CHF 7 million to CHF 380 million. Net expenses for services from Corporate Center and other business divisions increased to CHF 2,045 million from CHF 2,009 million and adjusted net expenses increased to CHF 1,951 million from CHF 1,812 million, mainly driven by higher net expenses from Group Technology, Group Risk Control and Group Operations.

Corporate Center

Corporate Center

Corporate Center[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Total operating income	(106)	(165)	(87)	(35)	23	(464)	(170)
Personnel expenses	965	974	918	(1)	5	2,850	2,848
General and administrative expenses	942	966	1,199	(2)	(21)	2,794	3,115
Services (to) / from business divisions	(2,043)	(1,986)	(1,963)	3	4	(6,016)	(5,845)
Depreciation and impairment of property, equipment and software	298	277	249	7	20	840	740
Amortization and impairment of intangible assets	0	0	0			1	6
Total operating expenses	163	231	403	(30)	(60)	470	864
Operating profit / (loss) before tax	(269)	(396)	(490)	(32)	(45)	(934)	(1,035)

Adjusted results[2]
Total operating income as reported	(106)	(165)	(87)	(35)	23	(464)	(170)
of which: gains on sales of real estate	30					30
of which: gain / (loss) on sale of subsidiaries and businesses	25					25
of which: net foreign currency translation gains / (losses)[3]		(15)				(15)	(22)
Total operating income (adjusted)	(161)	(149)	(87)	8	86	(504)	(148)
Total operating expenses as reported	163	231	403	(30)	(60)	470	864
of which: personnel-related restructuring expenses[4]	43	43	116			133	302
of which: non-personnel-related restructuring expenses[4]	58	39	112			147	337
of which: restructuring expenses allocated from CC – Services[4]	(104)	(87)	(216)			(285)	(608)
of which: gain related to changes to the Swiss pension plan						(114)
Total operating expenses (adjusted)	166	235	392	(30)	(58)	589	832
Operating profit / (loss) before tax as reported	(269)	(396)	(490)	(32)	(45)	(934)	(1,035)
Operating profit / (loss) before tax (adjusted)	(327)	(385)	(479)	(15)	(32)	(1,092)	(981)

Additional information
Average attributed equity (CHF billion)[5]	20.0	19.3	22.9	3	(13)	20.0	23.4
Risk-weighted assets (CHF billion)[5,6]	58.3	57.0	57.9	2	1	58.3	57.9
Leverage ratio denominator (CHF billion)[5,6]	274.2	283.6	285.9	(3)	(4)	274.2	285.9
Personnel (full-time equivalents)	29,526	27,978	25,339	6	17	29,526	25,339

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of this report for more information.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center – Services

Corporate Center – Services[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Total operating income	(39)	(78)	(70)	(50)	(43)	(155)	(107)
Personnel expenses	946	959	900	(1)	5	2,793	2,788
General and administrative expenses	919	890	1,199	3	(23)	2,685	3,119
Depreciation and impairment of property, equipment and software	298	277	249	7	20	840	740
Amortization and impairment of intangible assets	0	0	0			1	6
Total operating expenses before allocations to BDs and other CC units	2,163	2,126	2,349	2	(8)	6,320	6,654
Services (to) / from business divisions and other CC units	(2,084)	(2,032)	(2,018)	3	3	(6,150)	(6,002)
of which: services to Global Wealth Management	(916)	(877)	(864)	4	6	(2,671)	(2,567)
of which: services to Personal & Corporate Banking	(307)	(304)	(300)	1	2	(922)	(887)
of which: services to Asset Management	(129)	(129)	(137)	0	(6)	(386)	(403)
of which: services to Investment Bank	(674)	(662)	(655)	2	3	(1,988)	(1,942)
of which: services to CC – Group ALM	(42)	(39)	(35)	9	22	(124)	(100)
of which: services to CC – Non-core and Legacy Portfolio	(35)	(38)	(46)	(8)	(25)	(114)	(144)
Total operating expenses	78	94	331	(16)	(76)	170	652
Operating profit / (loss) before tax	(118)	(172)	(401)	(32)	(71)	(325)	(759)

Adjusted results[2]
Total operating income as reported	(39)	(78)	(70)	(50)	(43)	(155)	(107)
of which: gains on sales of real estate	30					30
of which: gain / (loss) on sale of subsidiaries and businesses	25					25
Total operating income (adjusted)	(94)	(78)	(70)	21	35	(210)	(107)
Total operating expenses as reported before allocations	2,163	2,126	2,349	2	(8)	6,320	6,654
of which: personnel-related restructuring expenses[3]	43	43	115			133	301
of which: non-personnel-related restructuring expenses[3]	58	39	111			147	337
Total operating expenses (adjusted) before allocations	2,062	2,044	2,122	1	(3)	6,153	6,016
Services (to) / from BDs and other CC units	(2,084)	(2,032)	(2,018)	3	3	(6,150)	(6,002)
of which: restructuring expenses allocated to BDs and other CC units[3]	(105)	(88)	(218)			(288)	(615)
of which: gain related to changes to the Swiss pension plan						(114)
Total operating expenses as reported after allocations	78	94	331	(16)	(76)	170	652
Total operating expenses (adjusted) after allocations	82	100	322	(18)	(75)	292	629
Operating profit / (loss) before tax as reported	(118)	(172)	(401)	(32)	(71)	(325)	(759)
Operating profit / (loss) before tax (adjusted)	(177)	(178)	(392)	(1)	(55)	(502)	(736)

Additional information
Average attributed equity (CHF billion)[4]	15.7	15.2	18.7	3	(16)	15.8	19.4
Risk-weighted assets (CHF billion)[4]	31.0	30.1	29.2	3	6	31.0	29.2
of which: held by CC – Services (CHF billion)	31.0	30.1	29.2	3	6	31.0	29.2
Leverage ratio denominator (CHF billion)[4]	8.3	7.9	6.8	6	22	8.3	6.8
of which: held by CC – Services (CHF billion)	7.6	7.4	6.4	3	19	7.6	6.4
of which: held by CC – Group ALM on behalf of CC – Services (CHF billion)[5]	0.8	0.5	0.5	52	63	0.8	0.5
Personnel (full-time equivalents)	29,317	27,781	25,143	6	17	29,317	25,143

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Corporate Center

Results: 3Q18 vs 3Q17

Corporate Center – Services recorded a loss before tax of CHF 118 million, compared with a loss of CHF 401 million, and an adjusted loss before tax of CHF 177 million compared with a loss of CHF 392 million.

Operating income

Operating income was negative CHF 39 million compared with negative CHF 70 million. Excluding the gain on the sale of Widder Hotel of CHF 55 million in the third quarter of 2018, adjusted income was negative CHF 94 million compared with negative CHF 70 million, mainly driven by higher funding costs relating to Corporate Center – Services’ balance sheet assets and lower allocated treasury-related income from Group ALM.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 186 million to CHF 2,163 million. Adjusted operating expenses before allocations decreased by CHF 60 million or 3% to CHF 2,062 million.

Personnel expenses increased by CHF 46 million to CHF 946 million and on an adjusted basis increased by CHF 118 million to CHF 903 million, mainly driven by continued insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers.

General and administrative expenses decreased by CHF 280 million to CHF 919 million and on an adjusted basis decreased by CHF 201 million to CHF 888 million. This was mainly due to CHF 217 million lower net expenses for litigation, regulatory and similar matters as the third quarter of 2017 included expenses related to the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. In addition, there was a reduction in outsourcing costs following the aforementioned insourcing of certain activities and staff. These decreases were partly offset by higher expenses from Group Technology.

Depreciation expenses increased to CHF 298 million from CHF 249 million, primarily reflecting higher amortization expenses for internally generated capitalized software and asset impairment costs.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated net expenses of CHF 2,084 million to the business divisions and other Corporate Center units compared with CHF 2,018 million. Adjusted allocated net expenses for services to business divisions and other Corporate Center units were CHF 1,980 million compared with CHF 1,800 million, mainly reflecting the aforementioned cost movements.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations were CHF 78 million compared with CHF 331 million and CHF 82 million compared with CHF 322 million on an adjusted basis, mainly due to the aforementioned CHF 217 million lower net expenses for litigation, regulatory and similar matters.

Results: 9M18 vs 9M17

Corporate Center – Services recorded a loss before tax of CHF 325 million compared with a loss of CHF 759 million. Excluding a credit of CHF 114 million related to changes to our Swiss pension plan and the gain on the sale of Widder Hotel of CHF 55 million, adjusted loss before tax was CHF 502 million compared with CHF 736 million.

Total operating income was negative CHF 155 million compared with negative CHF 107 million. Excluding the aforementioned gain on the sale of Widder Hotel in the first nine months of 2018, adjusted income was negative CHF 210 million compared with negative CHF 107 million, mainly due to higher funding costs relating to Corporate Center – Services’ balance sheet assets and lower allocated treasury-related income from Group ALM.

Before allocations, total operating expenses decreased by CHF 334 million or 5% to CHF 6,320 million, due to the aforementioned credit of CHF 114 million related to changes to our Swiss pension plan and lower restructuring costs. Adjusted operating expenses before allocations increased by CHF 137 million to CHF 6,153 million, mainly reflecting higher personnel expenses, higher expenses from Group Technology and increased amortization expenses related to internally generated capitalized software. These increases were partly offset by CHF 237 million lower net expenses for litigation, regulatory and similar matters as the third quarter of 2017 included expenses related to the resolution of the majority of outstanding indemnification claims related to our sale of Banco UBS Pactual S.A. Furthermore, the first nine months of 2018 included a reduction in outsourcing costs and lower professional fees.

Corporate Center – Services allocated net expenses of CHF 6,150 million to the business divisions and other Corporate Center units compared with CHF 6,002 million, while adjusted allocated net expenses increased by CHF 474 million to CHF 5,861 million, mainly reflecting the aforementioned cost movements. Total operating expenses remaining in Corporate Center – Services after allocations were CHF 170 million compared with CHF 652 million and CHF 292 million compared with CHF 629 million on an adjusted basis, mainly due to the aforementioned CHF 237 million lower net expenses for litigation, regulatory and similar matters.

Personnel: 3Q18 vs 2Q18

As of 30 September 2018, Corporate Center – Services employed 29,317 personnel, a net increase of 1,536 compared with 30 June 2018, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology. We have seen a decrease in outsourced personnel as a result of our insourcing initiatives.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Business division-aligned risk management net income	71	119	180	(41)	(61)	320	555
Capital investment and issuance net income	(96)	(101)	(32)	(5)	204	(266)	(94)
Group structural risk management net income	(220)	(228)	(132)	(4)	66	(697)	(297)
Total risk management net income before allocations	(245)	(210)	16	17		(643)	164
Allocations to business divisions and other CC units	117	81	(61)	45		217	(199)
of which: Global Wealth Management	(1)	(33)	(84)	(98)	(99)	(89)	(275)
of which: Personal & Corporate Banking	(6)	(10)	(37)	(41)	(84)	(35)	(139)
of which: Asset Management	(3)	(3)	(4)	0	(28)	(10)	(14)
of which: Investment Bank	99	100	90	(1)	11	304	264
of which: CC – Services	(6)	(2)	(29)	163	(78)	(32)	(89)
of which: CC – Non-core and Legacy Portfolio	34	29	4	15	724	78	54
Total risk management net income after allocations	(128)	(129)	(44)	(1)	188	(426)	(35)
Accounting asymmetries related to economic hedges	0	(34)	8		(98)	(25)	(17)
Hedge accounting ineffectiveness[2]	12	(19)	(12)			(37)	(5)
Net foreign currency translation gains / (losses)[3]		(15)				(15)	(22)
Other	9	13	(1)	(29)		8	0
Total operating income as reported	(107)	(185)	(49)	(42)	116	(496)	(79)
Total operating income (adjusted)[4]	(107)	(169)	(49)	(37)	116	(480)	(57)
Personnel expenses	10	10	8	8	26	29	25
General and administrative expenses	9	9	7	(2)	37	29	14
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	0	2	3	(86)	(91)	2	(10)
Total operating expenses as reported	20	21	18	(5)	12	59	29
of which: personnel-related restructuring expenses[5]	0	0	0			0	1
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[5]	1	0	1			2	2
Total operating expenses (adjusted)	19	20	17	(7)	13	57	26
Operating profit / (loss) before tax as reported	(127)	(206)	(67)	(38)	89	(555)	(108)
Operating profit / (loss) before tax (adjusted)[4]	(126)	(190)	(66)	(34)	90	(537)	(83)

Additional information
Average attributed equity (CHF billion)[6]	3.2	3.0	2.9	6	9	3.0	2.6
Risk-weighted assets (CHF billion)[6]	11.8	11.3	12.1	4	(2)	11.8	12.1
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)[7]	3.8	3.9	3.9	(4)	(5)	3.8	3.9
Leverage ratio denominator (CHF billion)[6]	255.4	263.8	263.4	(3)	(3)	255.4	263.4
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)[7]	116.1	124.2	129.6	(6)	(10)	116.1	129.6
Personnel (full-time equivalents)	165	151	145	9	14	165	145

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Capital management” section of this report for more information.    7 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Results: 3Q18 vs 3Q17

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 127 million compared with a loss before tax of CHF 67 million in the third quarter of 2017, mainly as a result of unfavorable market developments together with structural factors including higher outstanding long-term debt. On an adjusted basis, Group ALM recorded a loss before tax of CHF 126 million compared with a loss before tax of CHF 66 million.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative CHF 107 million compared with negative CHF 49 million, mainly due to lower retained income from Group structural risk management activities.

Total risk management net income before allocations to business divisions and other Corporate Center units was negative CHF 245 million compared with positive CHF 16 million, reflecting lower net income from all risk management and capital investment activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations to business divisions and other Corporate Center units was CHF 71 million compared with CHF 180 million. This was mainly driven by the ongoing effect of negative Swiss franc and euro interest rates and the expiration of an interest rate hedge portfolio in 2017.

In addition, during the third quarter of 2018, Group ALM’s interest rate risk management capability was extended to the management of Global Wealth Management’s interest rate risk in the US. This resulted in lower Group ALM income and an offsetting higher Global Wealth Management income. Previously, this was realized as income in Group ALM and fully allocated to Global Wealth Management.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations to business divisions and other Corporate Center units was negative CHF 96 million compared with negative CHF 32 million. Effective from the second quarter of 2018, additional net negative income from capital investment and issuance activities is allocated to Global Wealth Management and Personal & Corporate Banking as a result of changes we made to our internal funds transfer pricing rates. Interest income from the investment of the Group’s equity continued to be affected by lower interest rates on reinvestments. In addition, interest expenses increased as a result of higher outstanding long-term debt that contributes to total loss-absorbing capacity (TLAC) to meet the Swiss gone concern requirements.

Group structural risk management net income

Net income from Group structural risk management activities before allocations to business divisions and other Corporate Center units was negative CHF 220 million compared with negative CHF 132 million.

Net interest expense from the management of Group ALM’s portfolio of internal funding increased by CHF 110 million. This was mainly the result of higher London Interbank Offered Rate (LIBOR) rates on floating rate liabilities and the inclusion of the interest expense on a portfolio of long-dated cross-currency swaps, following a change in accounting policy in the first quarter of 2018. The interest expense of that portfolio was previously recognized in Other net income from fair value changes on financial instruments (prior to 1 January 2018: Net trading income)  and reported in Accounting asymmetries related to economic hedges. These effects were partly offset by the aforementioned changes made to our internal funds transfer pricing rates.

Allocations to business divisions and other Corporate Center units

Total net income allocations from risk management activities to business divisions and other Corporate Center units were negative CHF 117 million compared with positive CHF 61 million, mainly reflecting the aforementioned lower net income from business division-aligned risk management activities, which is fully allocated to the business divisions, in particular Global Wealth Management and Personal & Corporate Banking. This is in addition to the aforementioned changes in internal funds transfer pricing rates.

Total risk management net income after allocations

Group ALM retained negative income of CHF 128 million from its risk management activities after allocations compared with negative CHF 44 million, mainly resulting from the higher net interest expense in Group ALM’s portfolio of internal funding.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions, including as a result of the build-out of our legal entity structure, and the revenues generated by Group ALM from the management of the Group’s high-quality liquid assets (HQLA) portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter depending on funding consumption, interest rates, interest rate basis spreads and currency effects. We expect retained income from risk management activities to be slightly more than negative CHF 100 million per quarter and to improve over time.

Corporate Center

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was nil compared with CHF 8 million.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was CHF 12 million compared with negative CHF 12 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap (OIS) rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate. In the third quarter of 2018, the spread between LIBOR and OIS tightened compared with a widening in the third quarter of 2017.

Other

Other net income was broadly stable at positive CHF 9 million compared with negative CHF 1 million.

Balance sheet, risk-weighted assets, leverage ratio denominator: 3Q18 vs 2Q18

Balance sheet assets

Balance sheet assets decreased by CHF 12 billion to CHF 250 billion, primarily reflecting a decrease in cash and balances at central banks.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets were broadly unchanged at CHF 12 billion as of 30 September 2018.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator decreased by CHF 8 billion to CHF 255 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Results: 9M18 vs 9M17

Group ALM recorded a loss before tax of CHF 555 million compared with a loss of CHF 108 million and on an adjusted basis recorded a loss before tax of CHF 537 million compared with a loss of CHF 83 million.

Total operating income was negative CHF 496 million compared with negative CHF 79 million. Excluding net foreign currency translation losses of CHF 15 million compared with CHF 22 million, adjusted total operating income was negative CHF 480 million compared with negative CHF 57 million.

Net income from risk management activities before allocations decreased by CHF 807 million to negative CHF 643 million. This was mainly due to net income from Group structural risk management activities that was negative CHF 697 million compared with negative CHF 297 million, driven by higher net interest expense in Group ALM’s portfolio of internal funding and the aforementioned accounting policy change for long-dated cross-currency basis swaps, along with CHF 49 million lower income from the effect of spreads between debt instruments held in our HQLA portfolio and OIS-based instruments we use to hedge this portfolio.

Net income from capital investment and issuance activities was lower by CHF 172 million, driven by higher net interest expenses as a result of an increase in total outstanding long-term debt issued that contributes to TLAC, and by lower revenues from the investment of the Group’s equity, along with the aforementioned changes to our internal funds transfer pricing rates.

Revenues related to business division-aligned risk management decreased by CHF 235 million to CHF 320 million, mainly due to a decrease in interest rate risk management revenues in the banking book for Global Wealth Management and Personal & Corporate Banking and the aforementioned extension of Group ALM’s interest rate risk management capability to Global Wealth Management in the US.

Net income allocations to business divisions and other Corporate Center units were negative CHF 217 million compared with positive CHF 199 million, mainly due to the aforementioned reductions in all three risk management categories.

Retained income from risk management activities was negative CHF 426 million compared with negative CHF 35 million, reflecting the higher net interest expense in Group ALM’s portfolio of internal funding, the aforementioned accounting policy change for long-dated cross-currency basis swaps and the CHF 49 million lower income from the effect of spreads between debt instruments held in our HQLA portfolio and OIS-based instruments we use to hedge this portfolio.

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was broadly unchanged at negative CHF 25 million compared with negative CHF 17 million.

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was negative CHF 37 million compared with negative CHF 5 million following the widening of the spread between LIBOR and the OIS rate seen in the first quarter of 2018.

Other net income was positive CHF 8 million compared with nil.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.18	30.6.18	30.9.17	2Q18	3Q17	30.9.18	30.9.17

Results
Income	41	99	25	(58)	65	189	19
Credit loss (expense) / recovery	(1)	(1)	7	82		(2)	(3)
Total operating income	40	98	32	(59)	24	187	16
Personnel expenses	9	5	9	63	(2)	28	34
General and administrative expenses	15	67	(7)	(78)		80	(19)
Services (to) / from business divisions and other CC units	41	44	52	(7)	(21)	132	167
of which: services from CC – Services	35	38	46	(8)	(25)	114	144
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	64	116	54	(45)	19	241	183
Operating profit / (loss) before tax	(24)	(18)	(22)	38	12	(54)	(167)

Adjusted results[2]
Total operating income as reported	40	98	32	(59)	24	187	16
Total operating income (adjusted)	40	98	32	(59)	24	187	16
Total operating expenses as reported	64	116	54	(45)	19	241	183
of which: personnel-related restructuring expenses[3]	0	0	0			0	0
of which: non-personnel-related restructuring expenses[3]	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services[3]	(1)	1	1			1	6
Total operating expenses (adjusted)	65	115	53	(44)	22	240	177
Operating profit / (loss) before tax as reported	(24)	(18)	(22)	38	12	(54)	(167)
Operating profit / (loss) before tax (adjusted)	(25)	(17)	(21)	48	20	(53)	(161)

Additional information
Average attributed equity (CHF billion)[4]	1.1	1.2	1.3	(4)	(12)	1.2	1.4
Risk-weighted assets (CHF billion)[4]	15.6	15.7	16.7	(1)	(7)	15.6	16.7
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	15.5	15.6	16.6	(1)	(7)	15.5	16.6
Leverage ratio denominator (CHF billion)[4]	13.2	14.9	17.9	(11)	(26)	13.2	17.9
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	11.3	12.4	16.1	(9)	(30)	11.3	16.1
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)[5]	1.9	2.5	1.8	(22)	5	1.9	1.8
Personnel (full-time equivalents)	45	47	52	(4)	(14)	45	52

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information.

Composition of Non-core and Legacy Portfolio[1]
CHF billion	RWA		Total assets[2]		LRD[3]
Category	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18
Linear rates	1.2	1.0	21.2	24.5	4.3	5.2
Non-linear rates	0.3	0.2	6.2	6.9	1.5	1.1
Credit	0.1	0.3	0.1	0.3	0.2	0.7
Securitizations	1.8	1.8	0.6	0.7	0.7	0.6
Auction preferred stock and auction rate securities	0.5	0.5	1.8	1.8	1.8	1.8
Municipal swaps and options	0.3	0.3	1.6	1.7	1.0	1.1
Other	1.0	1.2	2.7	2.9	1.8	1.9
Operational risk	10.3	10.3
Total	15.5	15.6	34.2	38.8	11.3	12.4

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the table necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 34.2 billion as of 30 September 2018 (CHF 38.8 billion as of 30 June 2018) include positive replacement values (gross exposure excluding the effect of any counterparty netting) of CHF 28.6 billion (CHF 32.6 billion as of 30 June 2018).    3 Swiss SRB leverage ratio denominator.

Corporate Center

Results: 3Q18 vs 3Q17

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 24 million compared with a loss of CHF 22 million.

Operating income

Total operating income increased by CHF 8 million to CHF 40 million, mainly due to valuation gains on auction rate securities that were measured at amortized cost and are now measured at fair value through profit or loss effective 1 January 2018 upon adoption of IFRS 9. The third quarter of 2017 included income of CHF 26 million related to a claim on a defaulted counterparty position.

→   Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

Operating expenses

Total operating expenses increased by CHF 10 million to CHF 64 million, mainly due to a net expense of CHF 3 million for litigation, regulatory and similar matters compared with a net release of CHF 25 million. Net expenses for services from business divisions and other Corporate Center units decreased by CHF 11 million. Furthermore, the third quarter of 2018 included lower professional fees.

Balance sheet, risk-weighted assets and leverage ratio denominator: 3Q18 vs 2Q18

Balance sheet assets

Balance sheet assets decreased by CHF 5 billion to CHF 34 billion, mainly due to a reduction in derivatives and associated cash collateral, primarily related to interest rate and foreign exchange contracts, reflecting market-driven changes in valuations, maturities, third-party novations and trade terminations.

Risk-weighted assets

Risk-weighted assets were stable at CHF 16 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Group ALM on behalf of Non-core and Legacy Portfolio, decreased by CHF 2 billion to CHF 13 billion, consistent with lower derivative exposures.

→   Refer to the “Capital management” section of this report for more information

Results: 9M18 vs 9M17

Non-core and Legacy Portfolio recorded a loss before tax of CHF 54 million compared with a loss of CHF 167 million. Operating income was CHF 187 million compared with CHF 16 million, mainly due to valuation gains on auction rate securities that were measured at amortized cost and are now measured at fair value through profit or loss effective 1 January 2018 upon adoption of IFRS 9. Operating expenses increased by CHF 58 million to CHF 241 million, mainly due to net expenses for litigation, regulatory and similar matters of CHF 64 million compared with a net release of CHF 58 million. This increase was partly offset by decreases in net expenses for services from business divisions and other Corporate Center units of CHF 35 million and in net expenses for professional fees of CHF 23 million.

Risk, treasury and capital management

Management report

Table of contents

47	Risk management and control
47	Credit risk
47	Market risk
48	Country risk
48	Operational risk
49	Key risk metrics

52	Balance sheet, liquidity and funding management
52	Strategy, objectives and governance
52	Assets and liquidity management
53	Liabilities and funding management

56	Capital management
57	Swiss SRB requirements and information
58	Total loss-absorbing capacity
62	Risk-weighted assets
64	Leverage ratio denominator
66	Equity attribution and return on attributed equity
68	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2017.

Credit risk

We adopted IFRS 9, Financial Instruments effective as of 1 January 2018. IFRS 9 introduces a forward-looking expected credit loss (ECL) approach, which is intended to result in an earlier recognition of credit losses based on an ECL impairment approach compared with the incurred-loss impairment approach for financial instruments under IAS 39, Financial Instruments: Recognition and Measurement and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Total net credit loss expenses were CHF 9 million in the third quarter of 2018, reflecting a CHF 20 million increase in losses from credit-impaired (stage 3) positions, mainly in Global Wealth Management and Personal & Corporate Banking. This was partly offset by an CHF 11 million decrease in expected credit losses from stage 1 and 2 positions, primarily in the Investment Bank and Personal & Corporate Banking.

Overall credit risk exposures were broadly unchanged during the third quarter of 2018.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business continued to see a steady flow of transactions, the majority of which were sub-investment grade, and our overall ability to distribute risk remained robust. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

→   Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

→   Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on credit loss expense / recovery

Market risk

We continued to manage market risks at generally low levels with management value-at-risk (VaR) well within our limits. Average management VaR (1-day, 95% confidence level) decreased to CHF 9 million from CHF 11 million in the previous quarter, mainly in the Investment Bank’s credit trading business.

There was no new Group VaR negative backtesting exception in the third quarter of 2018 and the total number of negative backtesting exceptions within a 250-business-day window remained at 2. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.

As of 30 September 2018, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was positive CHF 1.2 million compared with negative CHF 3.0 million as of 30 June 2018. The change in interest rate sensitivity was driven by the application of UBS’s replication model for non-maturing deposits held in the US.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2017 for more information on the management of interest rate risk in the banking book

→   Refer to the “Recent developments” section of this report for information on the effects on our interest rate sensitivity of changing our presentation currency and certain functional currencies to US dollars in the fourth quarter of 2018

The interest rate sensitivity to a +1 basis point parallel shift in yield curves of the positions in the banking book that are valued through OCI was negative CHF 23 million as of 30 September 2018. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. The OCI associated with these cash flow hedges is not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the effect of rising interest rates on equity, capital and net interest income

Risk management and control

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries remained limited, although we continue to have significant country risk exposure to major EU economies, including the UK, Germany and France. Italy’s deficit and tensions between Italy and the EU remain an area of concern.

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential impact on key markets, economies and countries.

We remain comfortable with our direct exposure to China. A number of emerging markets, including Turkey, Argentina and Brazil, are facing economic, political and market pressures. Our exposures to these countries are small and our exposure to other emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2017 for more information

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, conduct and culture, and financial crime.

Operational resilience is the ability to respond to disruptions and maintain effective day-to-day business activities. Cyber security is critical to operational resilience, and we continue to invest in preemptive and detective measures to defend against evolving and highly sophisticated attacks. Our cyber security objectives are set in line with prevailing international standards, and our investment priorities focus on behaviors, readiness to address a cyberattack, data protection, employee training, and application and infrastructure security.

Given the profile of our wealth management businesses, geopolitical developments and heightened regulatory expectations, maintaining effective programs for prevention and detection of money laundering and for sanctions compliance remains a high priority for us. We continue to invest in improving our detection and monitoring capabilities, analytics and automation of our processes.

We have developed a comprehensive and sustainable remediation program to address regulatory requirements, particularly with respect to anti-money laundering requirements.

Conduct risk remains one of the most significant risks across the industry and we continue our efforts to provide the right framework for the management of conduct risk.

In 2018, we are continuing to focus on regulatory reporting, updating our regulatory process management framework and enhancing our regulatory developments tracking. We are also enhancing our operational risk framework assessment processes, including legal entity management reporting.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	30.9.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products[1,2]
Gross exposure (IFRS 9)	185,442	153,560	1,086	37,551	822	114,997	511	493,969
of which: loans and advances to customers (on-balance sheet)	170,702	131,012	0	9,133	39	8,021	52	318,960
of which: guarantees and loan commitments (off-balance sheet)	5,748	19,224	0	21,724	78	1	16	46,792
Traded products[3,4]
Gross exposure	10,192	922	0	33,496				44,610
of which: over-the-counter derivatives	6,496	833	0	9,660				16,989
of which: securities financing transactions	239	0	0	18,419				18,659
of which: exchange-traded derivatives	3,457	89	0	5,417				8,962
Other credit lines, gross[2,5]	8,878	22,257	0	3,750	76	6	0	34,966

Total credit-impaired exposure, gross (stage 3)[1,2]	868	1,863	0	109	0	26	377	3,242
Total allowances and provisions for expected credit losses (stages 1 to 3)[2]	297	719	0	88	0	2	17	1,122
of which: stage 1	54	63	0	30	0	2	0	148
of which: stage 2	31	168	0	4	0	0	0	203
of which: stage 3 (allowances and provisions for credit-impaired exposures)	212	488	0	54	0	0	17	771

	30.6.18
CHF million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products[1,2]
Gross exposure (IFRS 9)	187,452	154,436	1,216	38,341	739	124,377	521	507,082
of which: loans and advances to customers (on-balance sheet)	171,610	130,605	0	9,123	61	7,674	52	319,125
of which: guarantees and loan commitments (off-balance sheet)	6,016	20,415	0	22,981	108	2	16	49,538
Traded products[3,4]
Gross exposure	10,723	955	0	35,537				47,214
of which: over-the-counter derivatives	6,794	865	0	12,029				19,689
of which: securities financing transactions	207	0	0	17,823				18,030
of which: exchange-traded derivatives	3,722	89	0	5,684				9,496
Other credit lines, gross[2,5]	9,047	21,629	0	3,397	51	6	0	34,129

Total credit-impaired exposure, gross (stage 3)[1,2]	776	1,809	0	125	0	26	386	3,122
Total allowances and provisions for expected credit losses (stages 1 to 3)[2]	306	723	0	87	0	2	16	1,133
of which: stage 1	56	66	0	36	0	2	0	159
of which: stage 2	31	169	0	2	0	0	0	202
of which: stage 3 (allowances and provisions for credit-impaired exposures)	219	489	0	48	0	0	16	772

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines.    2 Refer to “Note 1 Basis of accounting,” “Note 9 Expected credit loss measurement” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9 and on expected credit losses.    3 Internal management view of credit risk, which differs in certain respects from IFRS.    4 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.    5 Unconditionally revocable committed credit lines.

Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
CHF million	30.9.18	30.6.18	30.9.18	30.6.18
Secured by residential property	49,317	47,971	95,265	95,136
Secured by commercial / industrial property	2,111	2,097	16,579	16,626
Secured by cash	13,753	14,891	1,493	1,414
Secured by securities	95,101	96,071	1,553	1,612
Secured by guarantees and other collateral	9,439	9,671	5,846	5,521
Unsecured loans and advances to customers	981	909	10,276	10,294
Total loans and advances to customers, gross	170,702	171,610	131,012	130,605
Allowances	(168)	(176)	(611)	(621)
Total loans and advances to customers, net of allowances	170,534	171,435	130,401	129,984

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type[1]
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	15	8	8	6	6	5	3	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	4	4	0	4	1	1	0
CC – Non-core and Legacy Portfolio	2	2	2	2	1	1	1	0	0
Diversification effect[2,3]			(5)	(6)	(1)	(5)	(3)	(1)	0
Total as of 30.9.18	5	15	8	9	6	7	6	3	1
Total as of 30.6.18	6	15	14	11	7	9	7	2	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book[1]
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(13.4)	(13.2)	1.4	137.2	273.6
EUR	(194.4)	(141.7)	0.1	11.3	24.1
GBP	(77.3)	(36.3)	0.2	18.7	36.2
USD	(178.3)	(23.2)	(0.4)	(76.2)	(168.6)
Other	8.4	2.9	0.0	(1.6)	(2.7)
Total effect on fair value of interest rate-sensitive banking book positions as of 30.9.18	(454.9)	(211.6)	1.2	89.5	162.7
Total effect on fair value of interest rate-sensitive banking book positions as of 30.6.18	409.5	192.4	(3.0)	(286.4)	(550.7)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Global Wealth Management (excluding Americas) and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	30.9.18							30.6.18
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges[1]	Before hedges	Net of hedges	Net long per issuer		Net of hedges[1]		Net of hedges
Austria	112	112	213	133	635	960	881	1,099	1,010
Belgium	357	357	111	111	176	643	643	700	700
Finland	2	2	74	74	20	97	97	152	152
France	825	825	1,138	1,046	1,927	3,891	3,799	5,150	5,058
Greece	1	1	0	0	4	5	5	8	8
Ireland[2]	376	376	168	168	185	729	729	726	726
Italy	641	522	290	264	54	985	840	1,140	1,000
Portugal	24	24	3	3	14	42	42	17	17
Spain	490	490	82	82	222	794	794	960	960
Other[3]	535	403	6	6	30	571	438	571	452
Total	3,363	3,112	2,085	1,887	3,267	8,717	8,268	10,523	10,083

1 Not deducted from the “Net of hedges” exposures are IFRS 9 ECL allowances and provisions. ECL stage 3 allowances and provisions for credit-impaired exposures were CHF 41 million (of which: Malta CHF 35 million and France CHF 3 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2017, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Adoption of IFRS 9

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments. The adoption of IFRS 9 resulted in changes to the classification and measurement of certain financial instruments, which have been applied prospectively from 1 January 2018. The tables below and on the following pages present the balances upon adoption of IFRS 9 from 1 January 2018 onward. For more information on the transition effects on the tables presented within this section, refer to our first quarter 2018 report.

→   Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 9

Assets and liquidity management

Balance sheet assets (30 September 2018 vs 30 June 2018)

As of 30 September 2018, balance sheet assets totaled CHF 932 billion, a decrease of CHF 12 billion from 30 June 2018. Total assets excluding derivatives and cash collateral receivables on derivative instruments were broadly unchanged at CHF 797 billion, mainly as an increase in non-derivative assets was offset by CHF 8 billion of currency effects.

Derivatives and cash collateral receivables on derivative instruments decreased by CHF 11 billion, primarily in our Foreign Exchange, Rates and Credit business within the Investment Bank and in Corporate Center – Non-core and Legacy Portfolio, mainly reflecting client-driven decreases and fair value changes resulting from currency and interest rate movements. Cash and balances at central banks decreased by CHF 10 billion, primarily resulting from client-driven activity that affected funding consumption by the business divisions. Other financial assets at amortized cost and fair value decreased by CHF 5 billion, mainly reflecting a shift from other financial assets at amortized cost and fair value to receivables from securities financing transactions relating to management of our high-quality liquid assets (HQLA) portfolio held by Corporate Center – Group Asset and Liability Management (Group ALM). Non-financial assets and financial assets for unit-linked investment contracts decreased by CHF 2 billion, with a corresponding reduction in related liabilities.

These decreases were partly offset by a CHF 9 billion increase in trading portfolio assets, primarily reflecting increased client activity in the Investment Bank. Receivables from securities financing transactions at amortized cost increased by CHF 6 billion, mainly due to the aforementioned shift from other financial assets at amortized cost and fair value and a client-driven increase in the Investment Bank. Brokerage receivables increased by CHF 2 billion, primarily in our Equities business within the Investment Bank.

Lending assets were broadly unchanged.

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of				% change from
CHF billion	30.9.18 (IFRS 9)	30.6.18 (IFRS 9)	1.1.18 (IFRS 9)[1]	31.12.17 (IAS 39)	30.6.18	1.1.18
Cash and balances at central banks	92.6	102.3	87.8	87.8	(9)	6
Lending[2]	333.5	333.9	324.2	332.2	0	3
Securities financing transactions at amortized cost	82.0	76.4	84.7	89.6	7	(3)
Trading portfolio[3,4]	120.8	112.1	115.3	126.1	8	5
Derivatives and cash collateral receivables on derivative instruments	135.7	146.5	141.7	141.7	(7)	(4)
Brokerage receivables	20.2	18.4	23.8	0.0	10	(15)
Other financial assets at AC / FV5	91.1	96.6	92.7	104.5	(6)	(2)
Non-financial assets and financial assets for unit-linked investment contracts[4]	56.5	58.3	45.2	33.7	(3)	25
Total assets	932.5	944.5	915.2	915.6	(1)	2

1 Opening balance sheet upon adoption of IFRS 9 on 1 January 2018. Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information.    2 Consists of loans and advances to banks and customers.    3 Consists of financial assets at fair value held for trading.    4 As of 1 January 2018, financial assets for unit-linked investment contracts are reported with non-financial assets. Prior to 1 January 2018, these assets were reported within the trading portfolio.    5 Primarily held in Group ALM. Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts (as of 1 January 2018) and cash collateral receivables on derivative instruments.

Liquidity coverage ratio

In the third quarter of 2018, the UBS Group liquidity coverage ratio (LCR) decreased by 9 percentage points to 135%, remaining above the 110% Group LCR minimum communicated by FINMA. The LCR decreased due to reduced HQLA, primarily driven by an increase in assets subject to transfer restrictions in the US branches of UBS AG. In addition, net cash outflows increased, mainly driven by higher outflows related to secured financing transactions.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 3Q18[1]	Average 2Q18[1]

High-quality liquid assets[2]
Cash balances[3]	101	102
Securities (on- and off-balance sheet)	73	79
Total high-quality liquid assets[4]	174	181

Cash outflows[5]
Retail deposits and deposits from small business customers	26	26
Unsecured wholesale funding	100	104
Secured wholesale funding	80	80
Other cash outflows	50	45
Total cash outflows	256	255

Cash inflows[5]
Secured lending	82	86
Inflows from fully performing exposures	30	32
Other cash inflows	16	11
Total cash inflows	128	129

Liquidity coverage ratio
High-quality liquid assets	174	181
Net cash outflows	129	126
Liquidity coverage ratio (%)	135	144

1 Calculated based on an average of 63 data points in the third quarter of 2018 and 65 data points in the second quarter of 2018.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities (30 September 2018 vs 30 June 2018)

Total liabilities decreased to CHF 881 billion as of 30 September 2018 from CHF 894 billion as of 30 June 2018.

Derivatives and cash collateral payables on derivative instruments decreased by CHF 10 billion, in line with the aforementioned decreases in derivative financial assets and cash collateral receivables.

Long-term debt issued increased by CHF 3 billion, primarily due to a client-driven increase in debt issued designated at fair value within the Investment Bank and currency effects. Long-term debt issued measured at amortized cost was broadly unchanged with no notable issuances.

Short-term borrowings, payables from securities financing transactions, customer deposits, trading portfolio liabilities and brokerage payables were broadly unchanged.

The “Funding by product and currency” table and “Asset funding” chart in this section provide more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Balance sheet, liquidity and funding management

Equity

Equity attributable to shareholders increased to CHF 51,122 million as of 30 September 2018 from CHF 50,774 million as of 30 June 2018.

Total comprehensive income attributable to shareholders was CHF 273 million, reflecting net profit of CHF 1,246 million and negative other comprehensive income (OCI) of CHF 973 million. OCI included negative foreign currency translation OCI of CHF 390 million, negative OCI related to own credit of CHF 283 million, negative cash flow hedge OCI of CHF 234 million, negative defined benefit plan OCI of CHF 50 million, and negative OCI related to debt instruments at fair value of CHF 16 million.

Share premium increased by CHF 126 million, mainly due to the amortization of deferred share-based compensation awards.

Net treasury share activity decreased equity attributable to shareholders by CHF 50 million, mainly related to repurchases under the share repurchase program that was announced in January 2018. Share repurchases totaled CHF 100 million during the quarter.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management“ section of this report for more information on our share repurchase program

→   Refer to the “Recent developments” section of this report for information on the effects on IFRS equity of changing our presentation currency and certain functional currencies to US dollars in the fourth quarter of 2018

Liabilities and equity
	As of				% change from
CHF billion	30.9.18 (IFRS 9)	30.6.18 (IFRS 9)	1.1.18 (IFRS 9)[1]	31.12.17 (IAS 39)	30.6.18	1.1.18
Short-term borrowings[2]	53.3	55.6	58.5	58.5	(4)	(9)
Securities financing transactions at amortized cost	10.8	10.1	12.0	17.0	7	(10)
Customer deposits	401.3	403.4	403.7	409.0	(1)	(1)
Long-term debt issued[3]	152.4	149.1	138.1	138.1	2	10
Trading portfolio[4]	32.0	31.4	30.5	30.5	2	5
Derivatives and cash collateral payables on derivative instruments	141.2	151.1	146.4	146.4	(7)	(4)
Brokerage payables	38.3	37.9	34.9	0.0	1	10
Other financial liabilities at AC / FV5	17.4	19.3	16.4	41.0	(10)	6
Non-financial liabilities and amounts due under unit-linked investment contracts	34.5	35.7	24.0	23.9	(3)	44
Total liabilities	881.3	893.6	864.5	864.4	(1)	2
Share capital	0.4	0.4	0.4	0.4	0	(4)
Share premium	23.1	23.0	25.9	25.9	1	(11)
Treasury shares	(2.1)	(2.0)	(2.1)	(2.1)	2	(1)
Retained earnings	36.5	35.6	32.2	32.8	3	13
Other comprehensive income[6]	(6.8)	(6.1)	(5.8)	(5.7)	10	17
Total equity attributable to shareholders	51.1	50.8	50.6	51.2	1	1
Equity attributable to non-controlling interests	0.0	0.1	0.1	0.1	(37)	(62)
Total equity	51.2	50.8	50.7	51.3	1	1
Total liabilities and equity	932.5	944.5	915.2	915.6	(1)	2

1 Opening balance sheet upon adoption of IFRS 9 on 1 January 2018. Refer to “Note 1 Basis of accounting” and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section of this report for more information.    2 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    3 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Consists of financial liabilities at fair value held for trading.    5 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes cash collateral payables on derivative instruments and amounts due under unit-linked investment contracts.    6 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Off-balance sheet[1]
	As of			% change from
CHF billion	30.9.18	30.6.18	31.12.17	30.6.18	31.12.17
Total guarantees[2]	16.0	17.2	16.0	(7)	0
Loan commitments[2]	33.2	38.9	38.0	(15)	(13)
Forward starting reverse repurchase agreements	23.6	13.5	12.7	75	86
Forward starting repurchase agreements	17.1	10.9	8.2	57	109

1 The information provided in this table is aligned with the scope disclosed in “Note 16 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report.    2 Total guarantees and Loan commitments are shown net of sub-participations.

Off-balance sheet (30 September 2018 vs 30 June 2018)

Forward starting reverse repurchase agreements and forward starting repurchase agreements increased by CHF 10 billion and CHF 6 billion, respectively, primarily in Group ALM, reflecting higher market activity in short-dated securities financing transactions. Guarantees decreased by CHF 1 billion, primarily in Personal & Corporate Banking. Loan commitments decreased by CHF 6 billion, primarily reflecting a decrease in our Corporate Client Solutions business in the Investment Bank due to commitments that were funded, canceled or syndicated during the quarter.

Net stable funding ratio

As of 30 September 2018, our estimated pro forma net stable funding ratio (NSFR) was 105%, a decrease of 2 percentage points from 30 June 2018, primarily reflecting a CHF 4 billion reduction in available stable funding, primarily driven by lower deposits, and a CHF 4 billion increase in required stable funding, mainly due to increases in trading portfolio assets and loans.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2017 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	30.9.18	30.6.18
Available stable funding	451	455
Required stable funding	429	425
Pro forma net stable funding ratio (%)	105	107

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		USD		CHF		EUR		Other
	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18
Short-term borrowings	53.3	55.6	7.8	8.1	4.2	4.1	0.4	0.4	2.1	2.5	1.1	1.0
of which: due to banks	10.1	10.2	1.5	1.5	0.5	0.5	0.4	0.4	0.2	0.3	0.4	0.3
of which: short-term debt issued[1]	43.2	45.3	6.3	6.6	3.8	3.7	0.0	0.0	1.9	2.2	0.6	0.6
Securities financing transactions	10.8	10.1	1.6	1.5	1.2	0.9	0.0	0.0	0.1	0.3	0.3	0.3
Cash collateral payables on derivative instruments	27.6	31.8	4.0	4.6	1.9	2.2	0.1	0.2	1.2	1.5	0.8	0.9
Customer deposits	401.3	403.4	58.7	58.6	19.6	20.3	25.9	25.4	7.7	7.7	5.5	5.3
of which: demand deposits	177.3	179.9	25.9	26.2	6.1	6.5	9.7	9.5	6.6	6.6	3.5	3.6
of which: retail savings / deposits	159.9	162.6	23.4	23.6	7.4	7.9	15.2	14.9	0.8	0.8	0.0	0.0
of which: time deposits	49.9	46.9	7.3	6.8	4.5	4.2	1.0	1.0	0.1	0.1	1.8	1.5
of which: fiduciary deposits	14.1	14.1	2.1	2.0	1.6	1.7	0.1	0.1	0.2	0.2	0.2	0.1
Long-term debt issued[2]	152.4	149.1	22.3	21.7	12.8	12.5	2.0	1.8	5.4	5.5	2.0	1.9
Brokerage payables	38.3	37.9	5.6	5.5	3.7	3.5	0.1	0.1	0.4	0.5	1.4	1.4
Total	683.7	687.9	100.0	100.0	43.5	43.5	28.6	28.0	17.0	17.9	11.0	10.7

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

This section provides information on key developments during the reporting period and should be read in conjunction with the “Capital management” section of our Annual Report 2017, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated is provided in our 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG third quarter 2018 report, which will be available as of 31 October 2018 under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB requirements and information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2017, which is available under “Annual reporting” at www.ubs.com/investors.  These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis for which details are provided in the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, and in our 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2018.

Swiss SRB going and gone concern requirements and information[1]
	Swiss SRB, including transitional arrangements
As of 30.9.18	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.73	13.55	24,531	34,167	2.90	3.80	26,042	34,167
Maximum high-trigger loss-absorbing additional tier 1 capital[2,3]	3.40	6.83	8,576	17,229	1.10	1.92	9,878	17,229
of which: high-trigger loss-absorbing additional tier 1 capital		3.42		8,633		0.96		8,633
of which: low-trigger loss-absorbing additional tier 1 capital		0.92		2,314		0.26		2,314
of which: high-trigger loss-absorbing tier 2 capital		0.17		427		0.05		427
of which: low-trigger loss-absorbing tier 2 capital		2.32		5,853		0.65		5,853
Total going concern capital	13.13[4]	20.38	33,108	51,395	4.00[5]	5.72	35,920	51,395
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[6]	11.58	19,307	29,218	2.58[6]	3.25	23,168	29,218
Total gone concern loss-absorbing capacity	7.65	11.58	19,307	29,218	2.58	3.25	23,168	29,218
Total loss-absorbing capacity	20.78	31.96	52,415	80,614	6.58	8.98	59,088	80,614

	Swiss SRB as of 1.1.20
As of 30.9.18	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.27	13.55	25,893	34,167	3.50	3.80	31,430	34,167
Maximum high-trigger loss-absorbing additional tier 1 capital[2]	4.30	4.34	10,847	10,948	1.50	1.22	13,470	10,948
of which: high-trigger loss-absorbing additional tier 1 capital		3.42		8,633		0.96		8,633
of which: low-trigger loss-absorbing additional tier 1 capital		0.92		2,314		0.26		2,314
Total going concern capital	14.57[7]	17.89	36,740	45,115	5.00[8]	5.02	44,900	45,115
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	12.30[9]	13.90	31,021	35,071	4.30[9]	3.91	38,614	35,071
Total gone concern loss-absorbing capacity	12.30	13.90	31,021	35,071	4.30	3.91	38,614	35,071
Total loss-absorbing capacity	26.86	31.79	67,761	80,186	9.30	8.93	83,514	80,186

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 5.13%, including the effect of countercyclical buffers of 0.27%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 1%.    6 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.57%, including the effect of countercyclical buffers of 0.27% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.    9 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules as of 1 January 2020. Effective 1 January 2018, common equity tier 1 (CET1) capital, RWA and LRD are the same under both arrangements, as prudential filters as required by the Basel Committee on Banking Supervision are entirely phased in. The remaining differences between the columns “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” are fully related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described in the “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2017.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
CHF million, except where indicated	30.9.18	30.6.18	31.12.17[1]	30.9.18	30.6.18	31.12.17

Going concern capital
Common equity tier 1 capital	34,167[2]	33,817[2]	35,494	34,167[2]	33,817[2]	32,671
High-trigger loss-absorbing additional tier 1 capital	8,633	8,780	6,857	8,633	8,780	6,857
Low-trigger loss-absorbing additional tier 1 capital	2,314	2,359	1,087[3]	2,314	2,359	2,383
Total loss-absorbing additional tier 1 capital	10,948	11,139	7,944	10,948	11,139	9,240
Total tier 1 capital	45,115	44,956	43,438	45,115	44,956	41,911
High-trigger loss-absorbing tier 2 capital	427	434	435
Low-trigger loss-absorbing tier 2 capital[4]	5,853	6,339	7,874
Total tier 2 capital	6,281	6,773	8,309
Total going concern capital	51,395	51,729	51,748	45,115	44,956	41,911

Gone concern loss-absorbing capacity[5]
High-trigger loss-absorbing tier 2 capital						218
Low-trigger loss-absorbing tier 2 capital[4]	743	376	378	6,596	6,716	8,252
Non-Basel III-compliant tier 2 capital[6]	686	696	689	686	696	689
Total tier 2 capital	1,429	1,072	1,067	7,283	7,412	9,159
TLAC-eligible senior unsecured debt	27,789	29,123	27,233	27,789	29,123	27,233
Total gone concern loss-absorbing capacity	29,218	30,195	28,300	35,071	36,535	36,392

Total loss-absorbing capacity
Total loss-absorbing capacity	80,614	81,924	80,048	80,186	81,491	78,303

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	252,247[2]	252,373[2]	238,394	252,247[2]	252,373[2]	237,494
Leverage ratio denominator	898,000	902,408	887,635	898,000	902,408	886,116

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.4	20.5	21.7	17.9	17.8	17.6
of which: common equity tier 1 capital ratio	13.5	13.4	14.9	13.5	13.4	13.8
Gone concern loss-absorbing capacity ratio	11.6	12.0	11.9	13.9	14.5	15.3
Total loss-absorbing capacity ratio	32.0	32.5	33.6	31.8	32.3	33.0

Leverage ratios (%)
Going concern leverage ratio	5.7	5.7	5.8	5.0	5.0	4.7
of which: common equity tier 1 leverage ratio	3.80	3.75	4.00	3.80	3.75	3.69
Gone concern leverage ratio	3.3	3.3	3.2	3.9	4.0	4.1
Total loss-absorbing capacity leverage ratio	9.0	9.1	9.0	8.9	9.0	8.8

1 As of 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Prudential filters applied to RWA and LRD are also fully phased in from 1 January 2018.    2 IFRS 9 expected credit loss adoption effects for exposures treated under the standardized approach are fully deducted from our CET1 capital. The associated classification and measurement changes are considered based on the FINMA consultation paper, which will be superseded by final FINMA guidance, issued 16 July 2018. We expect to implement any changes related to the final guidance by the effective date 1 January 2019. Refer to “Introduction and basis for preparation” of our 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    3 Low-trigger loss-absorbing additional tier 1 capital of CHF 2,383 million was partly offset by required deductions for goodwill of CHF 1,296 million.    4 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    5 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    6 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 30 September 2018, our CET1 capital increased by CHF 0.4 billion to CHF 34.2 billion, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders and our share repurchase program. Our loss-absorbing additional tier 1 (AT1) capital decreased by CHF 0.2 billion to CHF 10.9 billion as of 30 September 2018 due to currency effects.

→   Refer to “UBS shares” in this section for more information on the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by CHF 1.5 billion to CHF 35.1 billion, mainly due to the decrease in eligibility of two total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments resulting from the shortening of residual tenor and currency effects.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.1 percentage points to 13.5%, reflecting a CHF 0.4 billion increase in CET1 capital and a CHF 0.1 billion decrease in RWA.

Our CET1 leverage ratio increased from 3.75% to 3.80% in the third quarter of 2018, reflecting a CHF 4 billion decrease in the LRD, and the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio decreased 0.6 percentage points to 13.9%, mainly driven by the decrease in gone concern loss-absorbing capacity partly offset by the aforementioned decrease in RWA. Our gone concern leverage ratio decreased by 0.1 percentage points to 3.9%, as the decrease in gone concern loss-absorbing capacity was partly offset by the decrease in the LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
CHF million	30.9.18	30.6.18	31.12.17
Total IFRS equity	51,160	50,834	51,271
Equity attributable to non-controlling interests	(38)	(60)	(57)
Defined benefit plans, net of tax	(31)	(61)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,024)	(6,113)	(5,797)
Deferred tax assets on temporary differences, excess over threshold	(97)	(289)	(857)
Goodwill, net of tax[1]	(6,414)	(6,508)	(6,479)
Intangible assets, net of tax	(180)	(176)	(214)
Compensation-related components (not recognized in net profit)	(2,154)	(1,805)	(1,620)
Expected losses on advanced internal ratings-based portfolio less provisions[2]	(383)	(397)	(634)
Unrealized (gains) / losses from cash flow hedges, net of tax	498	264	(351)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	19	(319)	133
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(2)	0	(193)[3]
Prudential valuation adjustments	(122)	(120)	(59)
Accruals for proposed dividends to shareholders for 2017	0	0	(2,438)
Other[4]	(2,066)	(1,432)	(34)
Total common equity tier 1 capital	34,167	33,817	32,671

1 Includes goodwill related to significant investments in financial institutions of CHF 333 million (30 June 2018: CHF 350 million; 31 December 2017: CHF 350 million) presented on the balance sheet line “Investments in associates.”    2 From 1 January 2018, provisions have been calculated in accordance with IFRS 9. Provisions in prior periods have been calculated in accordance with International Accounting Standard (IAS) 39.    3 As of 31 December 2017 related to equity and debt instruments available for sale.    4 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 30.6.18	33,817	33,817
Operating profit before tax	1,668	1,668
Current tax (expense) / benefit	(231)	(231)
Own credit related to derivative liabilities	56	56
Foreign currency translation effects	(194)	(194)
Compensation-related capital and share premium components	(187)	(187)
Share repurchase program[1]	(100)	(100)
Other[2]	(662)	(662)
Common equity tier 1 capital as of 30.9.18	34,167	34,167
Loss-absorbing additional tier 1 capital as of 30.6.18	11,139	11,139
Foreign currency translation and other effects	(191)	(191)
Loss-absorbing additional tier 1 capital as of 30.9.18	10,948	10,948
Tier 2 capital as of 30.6.18	6,773
Amortization due to shortening residual tenor	(372)
Foreign currency translation and other effects	(121)
Tier 2 capital as of 30.9.18	6,281
Total going concern capital as of 30.6.18	51,729	44,956
Total going concern capital as of 30.9.18	51,395	45,115

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.18	1,072	7,412
Amortized portion, which qualifies as gone concern loss-absorbing capacity	372
Foreign currency translation and other effects	(14)	(129)
Tier 2 capital as of 30.9.18	1,429	7,283
TLAC-eligible senior unsecured debt as of 30.6.18	29,123	29,123
Decrease in eligibility due to shortening residual tenor	(860)	(860)
Foreign currency translation and other effects	(474)	(474)
TLAC-eligible senior unsecured debt as of 30.9.18	27,789	27,789
Total gone concern loss-absorbing capacity as of 30.6.18	30,195	36,535
Total gone concern loss-absorbing capacity as of 30.9.18	29,218	35,071

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.18	81,924	81,491
Total loss-absorbing capacity as of 30.9.18	80,614	80,186
1 Refer to “UBS shares” in this section for more information. 2 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Additional information

Sensitivity to currency movements

With the change of the presentation currency of UBS Group AG consolidated to US dollars and functional currency changes of UBS Group AG and UBS AG’s Head Office in Switzerland and UBS AG’s London Branch to US dollars from Swiss francs and British pounds, respectively, we provide estimates on the effects on the CET1 capital ratio and Swiss SRB going concern leverage ratio based on our estimated US dollar balance sheet as of mid-October 2018 post implementation of the presentation and functional currency changes and related hedging activities.

→   Refer to the “Recent developments” section of this report for information on the effects on CET1 capital ratio and Swiss SRB going concern leverage ratio of changing our presentation currency and certain functional currencies to US dollars in the fourth quarter of 2018

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.8 billion as of 30 September 2018. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information

→   Refer to “Note 15  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the third quarter of 2018, risk-weighted assets (RWA) decreased by CHF 0.1 billion to CHF 252.2 billion, reflecting decreases due to asset size and other movements of CHF 5.8 billion and currency effects of CHF 1.5 billion, almost entirely offset by increases due to model updates of CHF 3.2 billion, methodology and policy changes of CHF 3.2 billion, and regulatory add-ons of CHF 0.8 billion.

Movement in risk-weighted assets by key driver
CHF billion	RWA as of 30.6.18	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.9.18
Credit and counterparty credit risk[2]	142.8	(1.4)	3.2	3.3	0.7	(5.0)	143.6
Non-counterparty-related risk	17.8	(0.1)				0.1	17.8
Market risk	12.4			(0.1)	0.1	(0.9)	11.4
Operational risk	79.4					0.0	79.4
Total	252.4	(1.5)	3.2	3.2	0.8	(5.8)	252.2

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by CHF 0.8 billion to CHF 143.6 billion as of 30 September 2018.

The RWA decrease from asset size and other movements of CHF 5.0 billion was mainly driven by a CHF 3.1 billion decrease in the Investment Bank, primarily reflecting exposure decreases in unutilized credit facilities and securities financing transactions in the Corporate Client Solutions and Equities businesses. A further CHF 1.8 billion decrease in Personal & Corporate Banking was also driven by exposure decreases across various products and portfolios.

The decrease was partly offset by a CHF 3.3 billion increase in RWA from model updates, primarily driven by the continued phase-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages and income-producing real estate, the new LGD model for unsecured financing and commercial self-used real estate and calibration of aircraft leasing PD and LGD parameters, resulting in an increase of CHF 2.7 billion in Personal & Corporate Banking and CHF 0.3 billion in Global Wealth Management. In addition, RWA increased by CHF 0.3 billion due to the revision of the Investment Bank’s modeled exposure methodology.

The increase from methodology and policy changes was the result of the revision of methodology applied for structured margin lending transactions, as agreed with FINMA. A further increase from regulatory add-ons of CHF 0.7 billion was driven by a higher internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates.

We anticipate that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors, credit conversion factors and scheduled increases in the FINMA-required multiplier for Investment Bank exposures to corporates will increase credit and counterparty credit risk RWA by around CHF 3 billion in the fourth quarter of 2018. In the first quarter of 2019, we expect that there will be further regulatory-driven increases in credit risk of CHF 3 billion as well as a CHF 4 billion increase due to the implementation of IFRS 16, Leasing. The extent and timing of RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2017 for more information

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on IFRS 16

Market risk

Market risk RWA decreased by CHF 1.0 billion in the third quarter of 2018, primarily due to asset size and other movements resulting from lower average regulatory and stressed value-at-risk (VaR) levels observed in the Investment Bank, mainly due to its credit trading business. An increase from regulatory add-ons of CHF 0.1 billion reflects the concluding change to our risks-not-in-VaR framework.

→   Refer to the “Risk management and control” section of this report and the 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on market risk developments

Operational risk

Operational risk RWA were CHF 79.4 billion as of 30 September 2018, unchanged from 30 June 2018.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2017 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	30.9.18
Credit and counterparty credit risk[1]	28.4	48.9	1.5	50.0	2.0	8.7	4.0	143.6
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	17.6	0.0	0.0	17.8
Market risk	1.2	0.0	0.0	10.5	(2.0)[3]	0.5	1.2	11.4
Operational risk	27.0	4.0	2.4	19.8	13.3	2.5	10.3	79.4
Total[4]	56.6	53.0	4.0	80.4	31.0	11.8	15.5	252.2
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.1	1.1	0.1	0.4	0.0	(3.8)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	58.8	54.0	4.0	80.8	31.0	8.0	15.6	252.2

	30.6.18
Credit and counterparty credit risk[1]	29.1	48.1	1.7	50.2	1.7	8.1	3.9	142.8
Non-counterparty-related risk[2]	0.1	0.1	0.1	0.0	17.5	0.0	0.0	17.8
Market risk	1.7	0.0	0.0	11.2	(2.4)[3]	0.6	1.4	12.4
Operational risk	27.0	4.0	2.4	19.8	13.3	2.5	10.3	79.4
Total[4]	57.9	52.2	4.1	81.2	30.1	11.3	15.6	252.4
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	2.1	1.0	0.1	0.6	0.0	(3.9)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	60.0	53.2	4.2	81.8	30.1	7.4	15.7	252.4

	30.9.18 vs 30.6.18
Credit and counterparty credit risk[1]	(0.7)	0.8	(0.2)	(0.1)	0.4	0.6	0.1	0.8
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Market risk	(0.5)	0.0	0.0	(0.7)	0.4	(0.1)	(0.1)	(1.0)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total[4]	(1.2)	0.8	(0.2)	(0.8)	0.8	0.5	(0.1)	(0.1)
RWA held by CC – Group ALM on behalf of business divisions and other CC units[5]	0.0	0.1	0.0	(0.2)	0.0	0.1	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	(1.2)	0.8	(0.2)	(1.0)	0.9	0.6	(0.1)	(0.2)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2018: CHF 8.6 billion; 30 June 2018: CHF 8.5 billion), property, equipment and software (30 September 2018: CHF 9.0 billion; 30 June 2018: CHF 9.0 billion) and other items (30 September 2018: CHF 0.2 billion; 30 June 2018: CHF 0.2 billion).    3 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    4 Represents RWA held by the respective business division or Corporate Center unit.    5 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.

Capital management

Leverage ratio denominator

During the third quarter of 2018, the leverage ratio denominator (LRD) decreased by CHF 4 billion to CHF 898 billion. This decrease was driven by currency effects of CHF 9 billion, partly offset by asset size and other movements of CHF 5 billion.

Movement in leverage ratio denominator by key driver
CHF billion	LRD as of 30.6.18	Currency effects	Asset size and other	LRD as of 30.9.18
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	669.1	(5.8)	(3.5)	659.8
Derivative exposures	102.1	(1.5)	(2.9)	97.7
Securities financing transactions	113.1	(1.6)	11.6	123.1
Off-balance sheet items	31.6	(0.3)	(0.8)	30.5
Deduction items	(13.5)	0.2	0.3	(13.1)
Total	902.4	(9.0)	4.6	898.0

1 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) decreased by CHF 4 billion. The decrease in Corporate Center – Group Asset and Liability Management (Group ALM), mainly resulting from net transfers out of cash and balances with central banks as well as high-quality government bills, government and corporate bonds at fair value into SFTs, was partly offset by an increase in the Investment Bank, primarily due to client-driven increases in trading portfolio assets.

SFTs increased by CHF 12 billion due to asset size and other movements, primarily resulting from an CHF 8 billion increase in Corporate Center – Group ALM following increased sourcing of collateral to meet pledging requirements, reinvestment of cash and cash equivalents, and higher market activity. Further client-driven increases of CHF 4 billion in the Investment Bank were mainly related to higher prime brokerage receivables.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	30.9.18
Total IFRS assets	196.0	136.1	26.1	269.6	20.7	249.8	34.2	932.5
Difference in scope of consolidation[1]	(0.1)	0.0	(23.5)	(0.5)	(0.1)	0.1	0.1	(24.1)
Less: derivative exposures and SFTs[2]	(5.9)	(0.9)	0.0	(130.4)	0.0	(80.5)	(30.9)	(248.6)
On-balance sheet exposures	189.9	135.2	2.6	138.7	20.6	169.5	3.4	659.8
Derivative exposures	8.6	1.4	0.0	77.7	0.0	3.2	6.7	97.7
Securities financing transactions	2.5	0.0	0.0	39.4	0.0	80.1	1.1	123.1
Off-balance sheet items	4.5	11.9	0.0	11.4	0.1	2.6	0.0	30.5
Items deducted from Swiss SRB tier 1 capital					(13.1)			(13.1)
Total[3]	205.6	148.4	2.6	267.2	7.6	255.4	11.3	898.0
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	56.0	39.6	2.2	15.7	0.8	(116.1)	1.9	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	261.6	188.0	4.8	282.8	8.3	139.3	13.2	898.0

	30.6.18
Total IFRS assets	197.7	135.9	27.6	262.2	20.9	261.3	38.8	944.5
Difference in scope of consolidation[1]	(0.2)	0.0	(25.0)	(0.3)	(0.1)	0.1	0.0	(25.4)
Less: derivative exposures and SFTs[2]	(5.6)	(1.1)	0.0	(132.8)	0.0	(75.0)	(35.4)	(249.9)
On-balance sheet exposures	192.0	134.9	2.6	129.1	20.8	186.4	3.4	669.1
Derivative exposures	8.2	1.6	0.0	81.3	0.0	3.2	7.8	102.1
Securities financing transactions	2.3	0.0	0.0	36.2	0.0	73.4	1.2	113.1
Off-balance sheet items	4.8	12.3	0.0	13.6	0.1	0.8	0.0	31.6
Items deducted from Swiss SRB tier 1 capital					(13.5)			(13.5)
Total[3]	207.3	148.8	2.6	260.2	7.4	263.8	12.4	902.4
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	56.4	39.0	2.3	23.5	0.5	(124.2)	2.5	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	263.7	187.8	4.9	283.7	7.9	139.6	14.9	902.4

	30.9.18 vs 30.6.18
Total IFRS assets	(1.7)	0.1	(1.5)	7.4	(0.2)	(11.5)	(4.6)	(12.0)
Difference in scope of consolidation[1]	0.0	0.0	1.4	(0.2)	0.0	0.0	0.1	1.4
Less: derivative exposures and SFTs[2]	(0.3)	0.2	0.0	2.4	0.0	(5.5)	4.5	1.3
On-balance sheet exposures	(2.0)	0.3	0.0	9.6	(0.2)	(16.9)	(0.1)	(9.3)
Derivative exposures	0.4	(0.2)	0.0	(3.6)	0.0	0.0	(1.0)	(4.4)
Securities financing transactions	0.2	0.0	0.0	3.1	0.0	6.7	(0.1)	10.0
Off-balance sheet items	(0.3)	(0.4)	0.0	(2.2)	0.0	1.9	0.0	(1.1)
Items deducted from Swiss SRB tier 1 capital					0.4			0.4
Total[3]	(1.7)	(0.3)	0.0	7.0	0.2	(8.4)	(1.1)	(4.4)
LRD held by CC – Group ALM on behalf of business divisions and other CC units[4]	(0.4)	0.6	(0.1)	(7.8)	0.3	8.1	(0.6)	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	(2.1)	0.2	(0.1)	(0.9)	0.4	(0.3)	(1.7)	(4.4)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 Represents LRD held by the respective business division or Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. Refer to “Equity attribution and return on attributed equity“ in this section for more information.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD). Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM retains attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

Furthermore, we attribute all remaining Basel III capital deduction items to Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Group items, dividend accruals, unrealized gains from cash flow hedges and compensation- and own shares-related components.

→   Refer to the “Capital management” section of our Annual Report 2017 for more information on the equity attribution framework

→   Refer to the “Recent developments” section of this report for more information on planned changes to the equity attribution framework

Attributed equity
	For the quarter ended			Year-to-date
CHF billion	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Average attributed equity
Global Wealth Management	13.1	13.2	12.6	13.1	12.7
Personal & Corporate Banking	6.5	6.4	6.2	6.4	6.1
Asset Management	1.7	1.7	1.7	1.7	1.7
Investment Bank	9.8	10.4	9.3	10.0	9.2
Corporate Center	20.0	19.3	22.9	20.0	23.4
of which: CC – Services	15.7	15.2	18.7	15.8	19.4
of which: Group items[1]	13.8	13.4	17.0	14.0	17.7
of which: CC – Group ALM	3.2	3.0	2.9	3.0	2.6
of which: CC – Non-core and Legacy Portfolio	1.1	1.2	1.3	1.2	1.4
Average equity attributed to business divisions and Corporate Center	50.9	51.0	52.6	51.1	53.0

Average attributed tangible equity[2]
Global Wealth Management	8.1	8.2	7.8	8.1	7.8
Personal & Corporate Banking	6.5	6.4	6.2	6.4	6.1
Asset Management	0.3	0.3	0.3	0.3	0.3
Investment Bank	9.7	10.4	9.2	10.0	9.1
Corporate Center	20.0	19.3	22.9	20.0	23.4
of which: CC – Services	15.7	15.2	18.7	15.8	19.4
of which: Group items[1]	13.8	13.4	17.0	14.0	17.7
of which: CC – Group ALM	3.2	3.0	2.9	3.0	2.6
of which: CC – Non-core and Legacy Portfolio	1.1	1.2	1.3	1.2	1.4
Average tangible equity attributed to business divisions and Corporate Center	44.6	44.7	46.3	44.7	46.6

1 Of the CHF 13.8 billion of average equity attributed to Group items for the third quarter of 2018, CHF 6.1 billion related to average DTAs recognized for tax loss carry-forwards and CHF 0.2 billion related to average DTAs on temporary differences in excess of the 10% of CET1 capital threshold. Dividend accruals are also included in Group items. DTA amounts and dividend accruals represent the average of 30.9.18 and 30.6.18 amounts.    2 Attributed tangible equity equals attributed equity less goodwill and intangible assets.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
In %	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Return on (attributed) equity[1]

Reported
Global Wealth Management	28.5	31.5	28.6	31.7	28.6
Personal & Corporate Banking	25.5	23.0	26.7	25.2	25.9
Asset Management	28.9	24.3	30.3	26.3	26.7
Investment Bank	19.4	21.8	11.6	21.7	17.4
UBS Group	9.8	10.1	7.2	10.6	8.5

Adjusted[2]
Global Wealth Management	30.6	32.9	33.0	32.9	32.6
Personal & Corporate Banking	26.1	23.6	28.3	25.0	27.4
Asset Management	30.9	30.4	36.5	29.2	32.2
Investment Bank	20.8	23.2	15.2	23.1	19.3
UBS Group	10.2	10.9	8.9	10.8	9.9

Return on (attributed) tangible equity[1]

Reported
Global Wealth Management	46.3	50.9	47.1	51.3	47.4
Personal & Corporate Banking	25.5	23.0	26.7	25.2	25.9
Asset Management	152.9	125.7	166.0	138.5	145.7
Investment Bank	19.7	22.0	11.9	21.9	17.7
UBS Group	11.3	11.6	8.3	12.2	9.8

Adjusted[2]
Global Wealth Management	49.8	53.2	54.3	53.2	53.9
Personal & Corporate Banking	26.1	23.6	28.3	25.0	27.4
Asset Management	163.6	157.5	199.7	153.5	175.3
Investment Bank	21.1	23.4	15.5	23.4	19.6
UBS Group	11.8	12.5	10.2	12.4	11.4

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the third quarter of 2018 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 129 million shares as of 30 September 2018.

Treasury shares held increased by 3 million shares during the third quarter of 2018, mainly due to repurchases totaling CHF 100 million under our CHF 2 billion, three-year share repurchase program that was announced in January 2018, partly offset by the delivery of treasury shares under share-based compensation plans.

UBS Group share information
	As of or for the quarter ended			% change from
	30.9.18	30.6.18	30.9.17	30.6.18
Shares issued	3,855,121,120	3,854,589,552	3,852,361,272	0
Treasury shares	128,747,979[1]	125,469,362	133,704,681	3
Shares outstanding	3,726,373,141	3,729,120,190	3,718,656,591	0
Basic earnings per share (CHF)[2]	0.33	0.34	0.25	(3)
Diluted earnings per share (CHF)[2]	0.32	0.33	0.25	(3)
Equity attributable to shareholders (CHF million)	51,122	50,774	53,493	1
Less: goodwill and intangible assets (CHF million)	6,316	6,391	6,388	(1)
Tangible equity attributable to shareholders (CHF million)	44,806	44,382	47,105	1
Total book value per share (CHF)	13.72	13.62	14.39	1
Tangible book value per share (CHF)	12.02	11.90	12.67	1
Share price (CHF)	15.50	15.33	16.55	1
Market capitalization (CHF million)[3]	59,754	59,072	63,757	1

1 Excludes treasury share repurchases totaling 1 million shares under our share repurchase program that were unsettled as of 30 September 2018.    2 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    3 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

71	Income statement
72	Statement of comprehensive income
74	Balance sheet
76	Statement of changes in equity
78	Statement of cash flows

80	1 Basis of accounting
82	2 Segment reporting
83	3 Net fee and commission income
83	4 Other income
84	5 Personnel expenses
84	6 General and administrative expenses
85	7 Income taxes
85	8 Earnings per share (EPS) and shares outstanding
86	9 Expected credit loss measurement
90	10 Fair value measurement
99	11 Derivative instruments
100	12 Other assets and liabilities
102	13 Debt issued designated at fair value
102	14 Debt issued measured at amortized cost
103	15 Provisions and contingent liabilities
111	16 Guarantees, commitments and forward starting transactions
111	17 Events after the reporting period
112	18 Currency translation rates
113	19 Transition to IFRS 9 as of 1 January 2018

UBS AG interim consolidated financial information (unaudited)

137	Comparison UBS Group AG consolidated versus UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
CHF million, except per share data	Note	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income		2,486	2,469	2,575	7,205	7,504
Interest expense from financial instruments measured at amortized cost		(1,613)	(1,559)	(1,362)	(4,482)	(3,828)
Interest income from financial instruments measured at fair value through profit or loss		1,777	1,712	1,032	5,081	3,082
Interest expense from financial instruments measured at fair value through profit or loss		(979)	(1,637)	(503)	(3,405)	(1,902)
Net interest income		1,670	985	1,743	4,399	4,855
Other net income from fair value changes on financial instruments		1,143	2,187	1,089	4,797	3,985
Credit loss (expense) / recovery	9	(9)	(28)	7	(63)	(39)
Fee and commission income		4,779	4,793	4,686	14,454	14,219
Fee and commission expense		(401)	(417)	(442)	(1,227)	(1,327)
Net fee and commission income	3	4,378	4,377	4,244	13,228	12,892
Other income	4	97	34	62	171	252
Total operating income		7,279	7,554	7,145	22,531	21,946
Personnel expenses	5	3,858	4,059	3,893	11,931	11,967
General and administrative expenses	6	1,433	1,516	1,760	4,374	4,754
Depreciation and impairment of property, equipment and software		304	284	256	860	761
Amortization and impairment of intangible assets		15	16	16	47	53
Total operating expenses		5,611	5,875	5,924	17,212	17,534
Operating profit / (loss) before tax		1,668	1,679	1,221	5,320	4,412
Tax expense / (benefit)	7	419	394	272	1,270	974
Net profit / (loss)		1,249	1,285	948	4,050	3,438
Net profit / (loss) attributable to non-controlling interests		3	1	2	6	49
Net profit / (loss) attributable to shareholders		1,246	1,284	946	4,044	3,389

Earnings per share (CHF)
Basic	8	0.33	0.34	0.25	1.08	0.91
Diluted	8	0.32	0.33	0.25	1.05	0.88

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Comprehensive income attributable to shareholders
Net profit / (loss)	1,246	1,284	946	4,044	3,389

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(467)	785	533	(164)	(1,033)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	105	(53)	(157)	149	44
Foreign currency translation differences on foreign operations reclassified to the income statement	6	15	2	21	27
Effective portion of changes in fair value of hedging instruments designated in net investment hedge reclassified to the income statement	0	0	0	0	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	(34)	(1)	226	(34)	229
Subtotal foreign currency translation, net of tax	(390)	747	603	(28)	(733)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(22)	(24)	57	(117)	110
Impairment charges reclassified to the income statement from equity	0	0	0	0	13
Realized gains reclassified to the income statement from equity	0	0	(13)	0	(156)
Realized losses reclassified to the income statement from equity	0	0	2	0	9
Income tax relating to net unrealized gains / (losses)	6	6	(22)	31	(24)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(16)	(18)	24	(86)	(47)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(253)	(127)	60	(822)	195
Net (gains) / losses reclassified to the income statement from equity	(45)	(70)	(209)	(242)	(640)
Income tax relating to cash flow hedges	64	37	30	215	93
Subtotal cash flow hedges, net of tax	(234)	(161)	(118)	(849)	(351)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(641)	568	509	(962)	(1,132)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(54)	240	129	42	285
Income tax relating to defined benefit plans	4	4	(5)	52	(1)
Subtotal defined benefit plans, net of tax	(50)	244	123	94	283
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(284)	248	(36)	135	(288)
Income tax relating to own credit on financial liabilities designated at fair value	2	0	0	0	(1)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(283)	248	(36)	135	(290)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(333)	492	87	229	(7)

Total other comprehensive income	(973)	1,060	596	(733)	(1,138)
Total comprehensive income attributable to shareholders	273	2,343	1,543	3,311	2,251

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	1	2	6	49

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(2)	29	(2)	43
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(2)	29	(2)	43
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(2)	29	(2)	43
Total comprehensive income attributable to non-controlling interests	3	(1)	31	4	92

Total comprehensive income
Net profit / (loss)	1,249	1,285	948	4,050	3,438
Other comprehensive income	(973)	1,057	626	(735)	(1,095)
of which: other comprehensive income that may be reclassified to the income statement	(641)	568	509	(962)	(1,132)
of which: other comprehensive income that will not be reclassified to the income statement	(333)	490	116	227	36
Total comprehensive income	276	2,342	1,574	3,314	2,343

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
CHF million	Note	30.9.18	30.6.18	31.12.17

Assets
Cash and balances at central banks		92,632	102,262	87,775
Loans and advances to banks		15,339	15,577	13,739
Receivables from securities financing transactions		81,951	76,450	89,633
Cash collateral receivables on derivative instruments	11	21,414	24,937	23,434
Loans and advances to customers	9	318,127	318,278	318,509
Other financial assets measured at amortized cost	12	20,623	20,996	36,861
Total financial assets measured at amortized cost		550,086	558,500	569,950
Financial assets at fair value held for trading	10	120,843	112,121	126,144
of which: assets pledged as collateral that may be sold or repledged by counterparties		37,019	36,580	35,363
Derivative financial instruments	10, 11	114,246	121,604	118,227
Brokerage receivables	10	20,235	18,415
Financial assets at fair value not held for trading	10	87,196	93,217	58,933
Total financial assets measured at fair value through profit or loss		342,520	345,357	303,304
Financial assets measured at fair value through other comprehensive income	10	6,618	6,941	8,665
Investments in associates		982	1,026	1,018
Property, equipment and software		9,042	9,083	8,829
Goodwill and intangible assets		6,316	6,391	6,398
Deferred tax assets		9,635	9,859	9,844
Other non-financial assets	12	7,272	7,324	7,633
Total assets		932,471	944,482	915,642

Balance sheet (continued)
CHF million	Note	30.9.18	30.6.18	31.12.17

Liabilities
Amounts due to banks		10,109	10,242	7,533
Payables from securities financing transactions		10,816	10,130	17,044
Cash collateral payables on derivative instruments	11	27,635	31,843	30,247
Customer deposits		401,298	403,430	408,999
Debt issued measured at amortized cost	14	133,990	137,530	139,551
Other financial liabilities measured at amortized cost	12	6,330	6,909	36,337
Total financial liabilities measured at amortized cost		590,179	600,084	639,711
Financial liabilities at fair value held for trading	10	32,030	31,416	30,463
Derivative financial instruments	10, 11	113,553	119,223	116,133
Brokerage payables designated at fair value	10	38,268	37,904
Debt issued designated at fair value	10, 13	61,631	56,849	49,502
Other financial liabilities designated at fair value	10, 12	34,605	37,342	16,223
Total financial liabilities measured at fair value through profit or loss		280,087	282,734	212,322
Provisions	15	2,963	3,123	3,133
Other non-financial liabilities	12	8,083	7,708	9,205
Total liabilities		881,311	893,649	864,371

Equity
Share capital		385	385	385
Share premium		23,087	22,961	25,942
Treasury shares		(2,082)	(2,032)	(2,133)
Retained earnings		36,497	35,584	32,752
Other comprehensive income recognized directly in equity, net of tax		(6,765)	(6,124)	(5,732)
Equity attributable to shareholders		51,122	50,774	51,214
Equity attributable to non-controlling interests		38	60	57
Total equity		51,160	50,834	51,271
Total liabilities and equity		932,471	944,482	915,642

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2017	385	28,254	(2,249)	31,725
Issuance of share capital	0
Acquisition of treasury shares			(883)
Delivery of treasury shares under share-based compensation plans		(823)	920
Other disposal of treasury shares			57
Premium on shares issued and warrants exercised		13
Share-based compensation expensed in the income statement		543
Tax (expense) / benefit		24
Dividends		(2,229)[2]
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period				3,382
of which: net profit / (loss)				3,389
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				283
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(290)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2017	385	25,782	(2,155)	35,107

Balance as of 1 January 2018 before the adoption of IFRS 9 and IFRS 15	385	25,942	(2,133)	32,752
Effect of adoption of IFRS 9				(505)
Effect of adoption of IFRS 15				(24)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15	385	25,942	(2,133)	32,223
Issuance of share capital	0
Acquisition of treasury shares			(1,025)
Delivery of treasury shares under share-based compensation plans		(939)	1,042
Other disposal of treasury shares			34
Premium on shares issued and warrants exercised		17
Share-based compensation expensed in the income statement		519
Tax (expense) / benefit		15
Dividends		(2,444)[2]
Equity classified as obligation to purchase own shares		(15)
New consolidations / (deconsolidations) and other increases / (decreases)		(8)
Total comprehensive income for the period				4,273
of which: net profit / (loss)				4,044
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				94
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				135
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2018	385	23,087	(2,082)	36,497

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.65 (2017: CHF 0.60) per dividend-bearing share out of the capital contribution reserve.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(4,494)	(5,564)	98	972	53,621	682	54,302
				0		0
				(883)		(883)
				97		97
				57		57
				13		13
				543		543
				24		24
				(2,229)	(50)	(2,280)
				(1)	19	18
(1,132)	(733)	(47)	(351)	2,251	92	2,343
				3,389	49	3,438
(1,132)	(733)	(47)	(351)	(1,132)		(1,132)
				283		283
				(290)		(290)
				0	43	43
(5,626)	(6,298)	51	621	53,493	743	54,236

(5,732)	(6,095)	12	351	51,214	57	51,271
(72)		(72)		(577)		(577)
				(24)		(24)
(5,804)	(6,095)	(60)	351	50,612	57	50,670
				0		0
				(1,025)		(1,025)
				103		103
				34		34
				17		17
				519		519
				15		15
				(2,444)	(7)	(2,450)
				(15)		(15)
				(8)	(16)	(24)
(962)	(28)	(86)	(849)	3,311	4	3,314
				4,044	6	4,050
(962)	(28)	(86)	(849)	(962)		(962)
				94		94
				135		135
				0	(2)	(2)
(6,765)	(6,122)	(144)	(498)	51,122	38	51,160

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows[1]
	Year-to-date
CHF million	30.9.18	30.9.17

Cash flow from / (used in) operating activities
Net profit / (loss)	4,050	3,438
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	860	761
Amortization and impairment of intangible assets	47	53
Credit loss expense / (recovery)	63	39
Share of net profits of associates / joint ventures and impairment of associates	(46)	(49)
Deferred tax expense / (benefit)	643	306
Net loss / (gain) from investing activities	(16)	85
Net loss / (gain) from financing activities	2,636	583
Other net adjustments	(362)	(334)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	2,359	27
Securities financing transactions	887	(12,944)
Cash collateral on derivative instruments	(339)	(2,199)
Loans and advances to customers	(8,399)	(10,378)
Customer deposits	(1,669)	(18,465)
Financial assets and liabilities at FV held for trading and derivative financial instruments	(6,981)	(7,037)
Brokerage receivables and payables	7,385
Financial assets at fair value not held for trading, other financial assets and liabilities	7,066	9,960
Provisions, other non-financial assets and liabilities	(72)	(579)
Income taxes paid, net of refunds	(722)	(875)
Net cash flow from / (used in) operating activities	7,387	(37,607)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(16)	(100)
Disposal of subsidiaries, associates and intangible assets[2]	126	148
Purchase of property, equipment and software	(1,177)	(1,138)
Disposal of property, equipment and software	103	28
Purchase of financial assets measured at fair value through other comprehensive income	(1,038)	(7,829)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,049	10,559
Net (purchase) / redemption of debt securities measured at amortized cost	(2,084)
Net (purchase) / redemption of financial assets held to maturity		11
Net cash flow from / (used in) investing activities	(3,037)	1,679

Table continues on the next page.

Statement of cash flows (continued)[1]

Table continued from previous page.
	Year-to-date
CHF million	30.9.18	30.9.17

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(7,302)	21,855
Net movements in treasury shares and own equity derivative activity	(896)	(737)
Distributions paid on UBS shares	(2,444)	(2,229)
Issuance of long-term debt, including debt issued designated at fair value	48,932	40,066
Repayment of long-term debt, including debt issued designated at fair value	(35,163)	(32,346)
Net changes in non-controlling interests and preferred notes	14	(50)
Net cash flow from / (used in) financing activities	3,141	26,558

Total cash flow
Cash and cash equivalents at the beginning of the period	102,200	121,138
Net cash flow from / (used in) operating, investing and financing activities	7,491	(9,371)
Effects of exchange rate differences on cash and cash equivalents	(938)	(324)
Cash and cash equivalents at the end of the period[3]	108,753	111,444
of which: cash and balances at central banks	92,518	94,563
of which: loans and advances to banks	13,846	13,783
of which: money market paper[4]	2,389	3,097

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	10,254	9,126
Interest paid in cash	6,665	5,046
Dividends on equity investments, investment funds and associates received in cash[5]	1,884	1,465

1 Upon adoption of IFRS 9 on 1 January 2018, cash flows from certain financial instruments have been reclassified from investing to operating activities. Refer to Note 19 for more information.    2 Includes dividends received from associates.    3 CHF 3,054 million and CHF 2,559 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2018 and 30 September 2017, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section in the Annual Report 2017 for more information.    4 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading, and Other financial assets measured at amortized cost.    5 Includes dividends received from associates reported within Cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

1.1 Basis of preparation

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS Group AG and UBS AG’s Head Office and its Swiss-based operations.1 These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2017, except for the changes described in this note, in Note 19 of this report and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first and second quarter 2018 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2017. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2017 and in Note 19.1 of this report.

1.2 Adoption of IFRS 9 and IFRS 15 in the first quarter of 2018

IFRS 9, Financial Instruments

As disclosed in the UBS Group first and second quarter 2018 reports, effective 1 January 2018, UBS adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement and substantially changes accounting and financial reporting in three key areas: classification and measurement of financial assets, impairment and hedge accounting. In addition, UBS early adopted the Amendment to IFRS 9, Prepayment Features with Negative Compensation, issued in October 2017, which allows the Group to continue to apply amortized cost accounting to Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs. The Group continues to apply hedge accounting under IAS 39 as permitted by IFRS 9 and early adopted the own credit requirements of IFRS 9 during the first quarter of 2016.

As permitted by the transitional provisions of IFRS 9, UBS elected not to restate comparative period information. Any effect on the carrying amounts of financial assets and liabilities at the date of transition to IFRS 9 was recognized as an adjustment to opening retained earnings. The adoption of IFRS 9 effective 1 January 2018 resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million. This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of impairment requirements based on an expected credit loss (ECL) methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax.

1 Following expectations set out in UBS’s Annual Report 2017, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars (USD), and the functional currency of UBS AG’s London Branch operations has changed from British pounds to USD effective 1 October 2018 on a prospective basis, in light of cumulative changes in UBS’s legal structure, business activities and evolving changes to its structural currency management strategy. In line with these changes, the presentation currency of UBS Group AG’s consolidated and UBS AG’s consolidated financial statements has changed from Swiss francs to USD. Refer to Note 17 for more information on events after the reporting period.

Note 1 Basis of accounting (continued)

The calculation of ECL requires management to apply judgment and make estimates and assumptions that involve significant uncertainty at the time they are made and can have a material effect on the timing and amount of ECL to be recognized. These judgments, estimates and assumptions are an inherent part of the ECL calculation, which includes probability of default (PD), loss given default (LGD) and exposure at default (EAD) models, the determination of a significant increase in credit risk, the selection of appropriate scenarios and macroeconomic factors and the ECL measurement period. These inputs are based on the best available information and are subject to frequent re-assessment.

The updated accounting policies for classification and measurement of financial instruments and impairment of financial assets as applied from 1 January 2018 are presented in Note 19.1 of this report, alongside further detail on areas of critical accounting estimates and judgments. The detailed effects of the adoption of IFRS 9 on 1 January 2018 are presented in Note 19.2.

→   Refer to the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on the effect of the IFRS 9 transition on UBS’s capital adequacy

IFRS 15, Revenue from Contracts with Customers

As disclosed in the UBS Group first quarter and second quarter 2018 reports, effective from 1 January 2018, UBS adopted IFRS 15, Revenue from Contracts with Customers, which replaces IAS 18, Revenue  and establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied.

The adoption of IFRS 15 resulted in changes to UBS’s accounting policies applicable from 1 January 2018. Accounting policies set out in Note 1.3.2 in the “Consolidated financial statements” section of the first quarter 2018 report replace item 4 of Note 1a in the UBS Group AG consolidated annual Financial Statements for the year ended 31 December 2017. The primary changes stem from IFRS 15 requirements that fee and commission income is measured based on consideration specified in a legally enforceable contract and variable consideration that is contingent on an uncertain event can only be recognized to the extent that it is highly probable that a significant reversal will not occur. UBS does not generally consider the highly probable criteria to be met where the contingency is beyond the control of UBS. As permitted by the transitional provisions of IFRS 15, UBS elected not to restate comparative figures. Instead, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings. A transition adjustment of CHF 27 million on a pre-tax basis and CHF 24 million net of tax was posted to retained earnings to reverse income recognized prior to 1 January 2018 under IAS 18 that must be deferred under IFRS 15 either due to the variable consideration constraint (asset management performance fees of CHF 16 million) or because UBS does not have an enforceable right to a specified amount of consideration (commission-sharing agreements for research services of CHF 11 million).

IFRS 15 also resulted in changes to presentation. Fee and commission income and expenses are presented gross rather than net on the face of the income statement when UBS is considered principal to the contract with a customer. In turn, fees and expenses can only be presented net when UBS is considered to be an agent.

→   Refer to Note 3 for more information

1.3 New accounting standards to be adopted in 2019

IFRS 16, Leases

UBS will adopt IFRS 16, Leases,  on 1 January 2019. IFRS 16 will fundamentally change how UBS accounts for operating leases when UBS is acting as a lessee, with a requirement to record a lease obligation and a right-of-use asset on the balance sheet. Upon adoption of IFRS 16, assets and liabilities are expected to increase by approximately CHF 4 billion with no material impact to the Group’s equity. The Group has made significant progress during 2018 in developing the core technology build, reporting impacts and governance frameworks, which it intends to finalize in the fourth quarter of 2018.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS‘s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The four business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a Significant accounting policies” item 2 and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2017 for more information on the Group’s reporting segments.

Effective 1 February 2018, UBS integrated its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division. Refer to “Note 1.2 Changes to segment reporting effective first quarter 2018” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million					Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2018[1]
Net interest income	3,042	1,504	(22)	758	(280)	(622)	21	4,399
Non-interest income	9,269	1,346	1,360	5,971	93	(90)	246	18,195
Allocations from CC Group ALM	89	35	10	(304)	32	217	(78)	0
Income	12,399	2,885	1,348	6,425	(156)	(495)	189	22,594
Credit loss (expense) / recovery	(4)	(38)	0	(20)	0	0	(2)	(63)
Total operating income	12,395	2,847	1,348	6,405	(155)	(496)	187	22,531
Personnel expenses	5,631	601	522	2,327	2,793	29	28	11,931
General and administrative expenses	882	170	141	387	2,685	29	80	4,374
Services (to) / from CC and other BDs	2,748	867	356	2,045	(6,150)	2	132	0
of which: services from CC Services	2,671	922	386	1,988	(6,204)	124	114	0
Depreciation and impairment of property, equipment and software	3	10	1	6	840	0	0	860
Amortization and impairment of intangible assets	35	0	1	10	1	0	0	47
Total operating expenses	9,298	1,647	1,021	4,775	170	59	241	17,212
Operating profit / (loss) before tax	3,097	1,200	327	1,630	(325)	(555)	(54)	5,320
Tax expense / (benefit)								1,270
Net profit / (loss)								4,050

As of 30 September 2018
Total assets	195,996	136,071	26,116	269,597	20,712	249,825	34,155	932,471

For the nine months ended 30 September 2017[1]
Net interest income	2,693	1,427	(23)	855	(260)	142	22	4,855
Non-interest income	8,940	1,320	1,432	5,344	64	(21)	52	17,129
Allocations from CC Group ALM	275	139	14	(264)	89	(199)	(54)	0
Income	11,908	2,886	1,422	5,935	(107)	(79)	19	21,985
Credit loss (expense) / recovery	(3)	(23)	0	(10)	0	0	(3)	(39)
Total operating income	11,905	2,864	1,422	5,924	(107)	(79)	16	21,946
Personnel expenses	5,628	648	542	2,300	2,788	25	34	11,967
General and administrative expenses	878	203	161	398	3,119	14	(19)	4,754
Services (to) / from CC and other BDs	2,641	819	375	2,009	(6,002)	(10)	167	0
of which: services from CC Services	2,567	887	403	1,942	(6,043)	100	144	0
Depreciation and impairment of property, equipment and software	3	9	1	7	740	0	0	761
Amortization and impairment of intangible assets	34	0	3	9	6	0	0	53
Total operating expenses	9,184	1,678	1,082	4,724	652	29	183	17,534
Operating profit / (loss) before tax	2,721	1,185	340	1,200	(759)	(108)	(167)	4,412
Tax expense / (benefit)								974
Net profit / (loss)								3,438

As of 31 December 2017
Total assets	190,074	135,556	14,269	262,931	20,875	245,737	46,200	915,642
1 Prior period information may not be comparable as a result of the adoption of IFRS 9 and IFRS 15, both effective 1 January 2018. Refer to Note 1 for more information on these changes.

Note 3  Net fee and commission income1

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Underwriting fees	206	183	236	613	788
of which: equity underwriting fees	96	88	149	302	459
of which: debt underwriting fees	111	95	87	312	329
M&A and corporate finance fees	256	178	174	627	521
Brokerage fees	770	877	871	2,615	2,838
Investment fund fees	1,198	1,213	1,052	3,618	3,159
Portfolio management and related services	1,911	1,902	1,890	5,649	5,536
Other	439	440	461	1,332	1,377
Total fee and commission income[2]	4,779	4,793	4,686	14,454	14,219
of which: recurring	3,176	3,161		9,408
of which: transaction-based	1,585	1,611		4,988
of which: performance-based	18	22		58
Brokerage fees paid	62	75	162	221	506
Other	340	342	280	1,005	821
Total fee and commission expense	401	417	442	1,227	1,327
Net fee and commission income	4,378	4,377	4,244	13,228	12,892
of which: net brokerage fees	709	802	709	2,394	2,332

1 Upon adoption of IFRS 15, certain brokerage fees paid in an agency capacity have been reclassified from Fee and commission expense to Fee and commission income on a prospective basis from 1 January 2018, primarily relating to third-party execution costs for exchange-traded derivative transactions and fees payable to third-party research providers on behalf of clients. In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, have been reclassified between reporting lines to better reflect the nature of the revenues, with prior period information restated accordingly. This resulted in the following impacts: For the quarter ended 30 September 2017, CHF 68 million was reclassified from Underwriting fees to Brokerage fees and CHF 265 million was reclassified from Portfolio management and related services to Investment fund fees. For the first nine months of 2017, CHF 232 million was reclassified from total Underwriting fees to Brokerage fees and CHF 764 million was reclassified from Portfolio management and related services to Investment fund fees. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily impacting clearing costs, client loyalty costs, fund and custody expenses. As the impact of this reclassification was not material, prior period information was not restated.    2 Reflects third-party fee and commission income for the third quarter of 2018 of CHF 2,783 million for Global Wealth Management (second quarter of 2018: CHF 2,832 million), CHF 306 million for Personal & Corporate Banking (second quarter of 2018: CHF 301 million), CHF 792 million for Asset Management (second quarter of 2018: CHF 801 million), CHF 891 million for the Investment Bank (second quarter of 2018: CHF 857 million) and CHF 8 million for Corporate Center (second quarter of 2018: CHF 3 million).

Note 4  Other income

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Associates, joint ventures and subsidiaries
Net gains / (losses) from disposals of subsidiaries[1]	19	(10)	3	8	(19)
Share of net profits of associates and joint ventures	16	15	20	46	56
Impairments related to associates			(7)		(7)
Total	35	5	17	54	30
Financial assets measured at fair value through other comprehensive income
Net gains / (losses) from disposals	0	0	11	0	147
Impairments	0	0	0	0	(13)
Total	0	0	10	0	133
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	(1)	2	0	17
Net income from properties (excluding net gains / (losses) from disposals)[2]	6	6	6	18	18
Net gains / (losses) from disposals of properties held for sale	30	0	0	30	(1)
Other	26	23	27	68	54
Total other income	97	34	62	171	252

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 5  Personnel expenses

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Salaries and variable compensation	2,260	2,430	2,291	7,274	7,161
Financial advisor variable compensation[1]	996	996	976	2,966	2,956
Contractors	117	127	116	360	316
Social security	186	195	205	609	594
Pension and other post-employment benefit plans	146	169	170	285[2]	539
Other personnel expenses	154	142	134	438	400
Total personnel expenses	3,858	4,059	3,893	11,931	11,967

1 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of CHF 225 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

Note 6  General and administrative expenses

	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Occupancy	226	221	216	667	654
Rent and maintenance of IT and other equipment	155	148	132	453	411
Communication and market data services	155	154	152	461	455
Administration	115	71	145	322	345
of which: UK bank levy[1]	0	(45)	0	(45)	(71)
Marketing and public relations	81	84	88	245	273
Travel and entertainment	100	112	98	304	296
Professional fees	232	237	304	701	836
Outsourcing of IT and other services	341	347	392	1,028	1,138
Litigation, regulatory and similar matters[2]	3	131	197	123	239
Other	27	10	37	70	106
Total general and administrative expenses	1,433	1,516	1,760	4,374	4,754

1 The credits presented for the periods shown are related to prior years.    2 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (third quarter of 2018: CHF 0 million; second quarter of 2018: CHF 10 million; third quarter of 2017: CHF 50 million).

Note 7   Income taxes

The Group recognized an income tax expense of CHF 419 million for the third quarter of 2018 compared with an income tax expense of CHF 272 million for the third quarter of 2017.

The current tax expense was CHF 231 million compared with CHF 230 million in the third quarter of 2017 and related to taxable profits of UBS Switzerland AG and other legal entities in the UBS Group.

Deferred tax expenses were CHF 188 million in the third quarter of 2018 compared with CHF 42 million in the third quarter of 2017 and mainly related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

Note 8  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or year-to-date
	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,246	1,284	946	4,044	3,389

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,246	1,284	946	4,044	3,389
Less: (profit) / loss on own equity derivative contracts	0	(1)	0	(1)	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,246	1,283	946	4,043	3,389

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,729,382,991	3,750,246,679	3,717,418,510	3,736,110,404	3,715,168,026
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	107,610,429	99,757,026	120,524,131	112,014,854	118,377,580
Weighted average shares outstanding for diluted EPS	3,836,993,420	3,850,003,705	3,837,942,641	3,848,125,258	3,833,545,606

Earnings per share (CHF)
Basic	0.33	0.34	0.25	1.08	0.91
Diluted	0.32	0.33	0.25	1.05	0.88

Shares outstanding
Shares issued	3,855,121,120	3,854,589,552	3,852,361,272
Treasury shares	128,747,979	125,469,362	133,704,681
Shares outstanding	3,726,373,141	3,729,120,190	3,718,656,591

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17

Potentially dilutive instruments
Employee share-based compensation awards	2,690,180	6,592,571	26,430,448	2,690,180	26,430,448
Other equity derivative contracts	13,427,788	11,499,172	13,334,222	11,737,221	14,552,127
Total	16,117,968	18,091,743	39,764,670	14,427,401	40,982,575

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses amounted to CHF 9 million in the third quarter of 2018, reflecting an CHF 11 million decrease in expected credit losses (ECL) from stage 1 and 2 positions and a CHF 20 million increase in losses from credit-impaired (stage 3) positions.

An CHF 11 million decrease in stage 1 and 2 ECL was recognized in the period, primarily arising from a canceled facility in the Investment Bank, as well as improvements in market data, macroeconomic data and other risk parameters, predominantly impacting Personal & Corporate Banking and Global Wealth Management portfolios, partly offset by the effect of updated scenario weights, as well as new transactions.

Stage 3 losses of CHF 20 million were recognized across a number of defaulted positions, predominantly in Personal & Corporate Banking and Global Wealth Management.

There have not been any material changes to the models used to calculate ECL and to determine stage allocation since 1 January 2018, the date of transition to IFRS 9.

As outlined in Note 19, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. A quantitative estimation of the scenario weights was re-performed in the third quarter of 2018 and the model-based quantitative results indicated a shift from the upside scenario to the mild downside scenario. Consequently, UBS decided to update the scenario weights applied to calculate ECL as of 30 September 2018, resulting in a shift of 2.5% from the upside to the mild downside scenario when compared with the weights applied as of 30 June 2018.

Economic scenarios and weights applied

	Assigned weights in %
ECL scenario	30.9.18	30.6.18
Upside	17.5	20.0
Baseline	42.5	42.5
Mild downside	32.5	30.0
Severe downside	7.5	7.5

Market data, such as house prices, equity indices and foreign exchange rates, and macroeconomic factors, such as unemployment rates and gross domestic product (GDP), have been updated to reflect the most recently observed economic trends and future outlooks. The updates reflect favorable developments in the last quarter and offset the effect of the aforementioned change in scenario weights.

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the net carrying value represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance does not reduce the carrying value of these financial assets. The carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk. Tables provided for 30 September 2018 and 30 June 2018 include additional detail on certain segments that have not been provided for balances as of 1 January 2018.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Note 9   Expected credit loss measurement (continued)

UBS has established ECL disclosure segments or “ECL segments” to disaggregate portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

Segment	Segment description	Description of credit risk sensitivity	Business division / Corporate Center
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, employment status and influence from regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP development, the interest rate environment and regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Large corporate clients	Lending to large corporate and multinational clients	Sensitive to GDP development, seasonality and business cycles and collateral values (diverse collateral including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small and medium-sized corporate clients

Sensitive to GDP development, the interest rate environment and, to some extent, seasonality and business cycles and collateral values (diverse collateral including real estate and other collateral types)

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to GDP development, the interest rate environment, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank – Corporate Center
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral as well as in invested assets)	– Personal & Corporate Banking – Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to the interest rate environment and employment status	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities) as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Leasing (finance lease receivables)	Financing of private aircraft Financing of investment goods	Sensitive to changes in collateral values Sensitive to GDP development, the interest rate environment, seasonality and business cycles and collateral values	– Personal & Corporate Banking

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

CHF million	30.9.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	92,632	92,632	0	0	0	0	0	0
Loans and advances to banks	15,339	15,333	5	2	(5)	(2)	0	(3)
Receivables from securities financing transactions	81,951	81,951	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	21,414	21,414	0	0	0	0	0	0
Loans and advances to customers	318,127	295,587	20,939	1,601	(832)	(50)	(170)	(612)
of which: Private clients with mortgage	123,568	112,299	10,505	765	(117)	(10)	(74)	(33)
of which: Real estate financing	35,964	27,332	8,592	39	(62)	(4)	(48)	(10)
of which: Large corporate clients	10,710	10,095	543	72	(84)	(5)	(10)	(68)
of which: SME clients	9,710	8,351	812	546	(291)	(6)	(25)	(261)
of which: Lombard	114,093	114,070	0	23	(97)	(4)	0	(93)
of which: Credit cards	1,427	1,126	288	13	(36)	(6)	(12)	(18)
of which: Commodity trade finance	3,534	3,505	12	17	(84)	(5)	0	(80)
Other financial assets measured at amortized cost	20,623	19,698	274	651	(168)	(37)	(5)	(125)
of which: Loans to financial advisors	3,294	2,889	103	302	(121)	(30)	(3)	(89)
Total financial assets measured at amortized cost[1]	550,086	526,615	21,217	2,254	(1,007)	(92)	(176)	(740)
Financial assets measured at fair value through other comprehensive income	6,618	6,618	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	556,704	533,233	21,217	2,254	(1,007)	(92)	(176)	(740)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,133	16,616	336	182	(39)	(7)	(1)	(31)
of which: Large corporate clients	3,798	3,481	203	115	(7)	(1)	0	(5)
of which: SME clients	1,246	1,075	115	56	(23)	0	0	(22)
of which: Financial intermediaries and hedge funds	6,972	6,967	5	0	(4)	(4)	0	0
of which: Lombard	2,317	2,317	0	0	0	0	0	0
of which: Commodity trade finance	1,861	1,840	10	11	(1)	(1)	0	0
Irrevocable loan commitments	29,659	29,042	550	66	(39)	(31)	(8)	0
of which: Large corporate clients	21,286	20,697	537	52	(31)	(23)	(8)	0
Forward starting reverse repurchase and securities borrowing agreements	3,833	3,833	0	0	0	0	0	0
Committed unconditionally revocable credit lines	34,966	33,850	1,026	90	(35)	(17)	(18)	0
of which: Real estate financing	2,797	2,351	446	0	(18)	(4)	(14)	0
of which: Large corporate clients	4,200	4,121	62	17	(1)	(1)	0	0
of which: SME clients	4,440	4,191	179	70	(7)	(6)	(2)	0
of which: Lombard	6,063	6,063	0	0	0	0	0	0
of which: Credit cards	7,032	6,745	287	0	(5)	(3)	(2)	0
of which: Commodity trade finance	3,061	3,048	12	1	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	2,454	2,369	85	0	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	88,046	85,710	1,998	338	(115)	(56)	(27)	(31)
Total allowances and provisions					(1,122)	(148)	(203)	(771)
1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.

Note 9   Expected credit loss measurement (continued)

CHF million	30.6.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	102,262	102,262	0	0	0	0	0	0
Loans and advances to banks	15,577	15,569	8	0	(4)	(2)	0	(2)
Receivables from securities financing transactions	76,450	76,450	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	24,937	24,937	0	0	0	0	0	0
Loans and advances to customers	318,278	293,041	23,612	1,625	(847)	(53)	(174)	(620)
of which: Private clients with mortgage	121,858	108,533	12,498	826	(122)	(9)	(79)	(34)
of which: Real estate financing	35,659	26,826	8,795	39	(60)	(3)	(49)	(8)
of which: Large corporate clients	10,486	9,841	555	91	(82)	(5)	(9)	(68)
of which: SME clients	9,920	8,055	1,284	581	(292)	(8)	(25)	(258)
of which: Lombard	116,795	116,779	0	16	(90)	(4)	0	(86)
of which: Credit cards	1,406	1,123	268	14	(37)	(6)	(11)	(20)
of which: Commodity trade finance	3,075	3,049	13	13	(88)	(4)	0	(84)
Other financial assets measured at amortized cost	20,996	20,188	292	516	(168)	(39)	(6)	(123)
of which: Loans to financial advisors	3,394	3,139	85	171	(124)	(32)	(2)	(90)
Total financial assets measured at amortized cost[1]	558,500	532,447	23,912	2,141	(1,022)	(97)	(179)	(746)
Financial assets measured at fair value through other comprehensive income	6,941	6,941	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	565,441	539,388	23,912	2,141	(1,022)	(97)	(179)	(746)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,529	17,826	506	197	(34)	(7)	(1)	(26)
of which: Large corporate clients	3,818	3,462	218	138	(7)	(1)	0	(5)
of which: SME clients	1,262	996	221	45	(16)	0	(1)	(15)
of which: Financial intermediaries and hedge funds	7,473	7,464	9	0	(4)	(4)	0	0
of which: Lombard	2,493	2,493	0	0	0	0	0	0
of which: Commodity trade finance	2,398	2,342	43	13	(4)	(1)	0	(3)
Irrevocable loan commitments	31,009	30,407	563	38	(42)	(34)	(8)	0
of which: Large corporate clients	21,914	21,342	550	22	(34)	(27)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	1,545	1,545	0	0	0	0	0	0
Committed unconditionally revocable credit lines	34,129	33,011	1,053	65	(33)	(21)	(13)	0
of which: Real estate financing	2,676	2,404	272	0	(16)	(8)	(8)	0
of which: Large corporate clients	4,065	4,000	65	0	(1)	(1)	0	0
of which: SME clients	4,407	3,961	390	57	(8)	(5)	(2)	0
of which: Lombard	6,231	6,231	0	0	0	0	0	0
of which: Credit cards	6,980	6,712	267	0	(5)	(3)	(1)	0
of which: Commodity trade finance	2,707	2,703	0	5	(1)	(1)	0	0
Irrevocable committed prolongation of existing loans	2,760	2,741	19	0	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	87,972	85,531	2,142	300	(111)	(62)	(23)	(26)
Total allowances and provisions					(1,133)	(159)	(202)	(772)
1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement (continued)

CHF million	1.1.18
	Carrying amount				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3[2]	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	87,775	87,775	0	0	0	0	0	0
Loans and advances to banks	13,719	13,701	18	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	84,674	84,674	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,434	23,434	0	0	0	0	0	0
Loans and advances to customers	310,451	281,149	27,812	1,491	(867)	(61)	(163)	(644)
of which: Private clients with mortgage	119,560	103,867	15,006	686	(124)	(12)	(69)	(44)
of which: Real estate financing	35,896	26,210	9,657	29	(62)	(3)	(53)	(6)
of which: Large corporate clients	11,004	10,358	557	88	(69)	(6)	0	(63)
of which: SME clients	10,322	8,218	1,518	585	(287)	(8)	(23)	(256)
of which: Lombard	111,748	111,731	0	17	(84)	(5)	0	(79)
Other financial assets measured at amortized cost	18,302	17,805	32	465	(136)	(29)	(1)	(106)
of which: Loans to financial advisors	3,086	2,874	32	179	(115)	(28)	(1)	(87)
Total financial assets measured at amortized cost[1]	538,354	508,538	27,862	1,956	(1,011)	(95)	(164)	(752)
Financial assets measured at fair value through other comprehensive income	6,755	6,755	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	545,110	515,293	27,862	1,956	(1,011)	(95)	(164)	(752)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3[2]	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,152	16,331	633	189	(37)	(6)	(2)	(29)
Irrevocable loan commitments	30,852	30,153	662	37	(36)	(24)	(8)	(4)
of which: Large corporate clients	21,999	21,344	629	26	(27)	(19)	(4)	(4)
Forward starting reverse repurchase and securities borrowing agreements	1,216	1,216	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,690	34,471	2,157	62	(34)	(19)	(15)	0
of which: Real estate financing	3,103	2,097	1,007	0	(9)	(2)	(7)	0
of which: SME clients	4,770	4,311	406	53	(7)	(5)	(2)	0
Irrevocable committed prolongation of existing loans	1,635	1,634	0	1	0	0	0	0
Total off-balance sheet financial instruments and other credit lines	87,545	83,805	3,452	288	(107)	(49)	(24)	(33)
Total allowances and provisions					(1,117)	(144)	(188)	(785)

1 The carrying value of financial assets at amortized cost is net of the respective ECL allowances.    2 Upon adoption of IFRS 9 as of 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held). Refer to Note 19 for more information on the adoption of IFRS 9.

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Adoption of IFRS 9

Upon adoption of IFRS 9 on 1 January 2018, certain classification and measurement changes were made, primarily resulting in a reclassification of certain financial assets and liabilities from amortized cost to fair value through profit or loss. This included:

–   brokerage receivables and payables held in the Investment Bank and Global Wealth Management;

–   auction rate securities held in Corporate Center; and

–   certain loans held in the Investment Bank.

Certain financial assets and liabilities that have been newly classified at fair value through profit or loss upon adoption of IFRS 9 on 1 January 2018 are designated as Level 3 in the fair value hierarchy. Refer to the tables and text within this Note for more information.

An immaterial amount of financial assets were reclassified from Financial assets at fair value held for trading and  Financial assets at fair value not held for trading to  Loans and advances to customers upon adoption of IFRS 9. An immaterial amount of associated loan commitments, which were recognized as derivative liabilities as of 31 December 2017, were also derecognized from the balance sheet. No material fair value gains and losses would have been recognized in the income statement in the third quarter of 2018 had these instruments not been reclassified. Similarly, no material fair value gains or losses would have been recognized in Other comprehensive income related to debt instruments that were reclassified from Financial assets available for sale to Other financial assets measured at amortized cost upon adoption of IFRS 9.

→   Refer to Note 19 for more information on the adoption of IFRS 9

Note 10 Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.18				30.6.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	104,341	14,016	2,487	120,843	96,129	12,729	3,263	112,121	108,962	15,211	1,972	126,144
of which:
Government bills / bonds	9,961	1,275	0	11,237	10,650	877	0	11,527	11,935	918	0	12,854
Corporate and municipal bonds	463	7,888	617	8,967	550	7,463	627	8,640	37	7,974	552	8,563
Loans	0	2,872	1,174	4,046	0	2,096	1,733	3,829	0	3,346	501	3,847
Investment fund units	8,534	1,614	441	10,590	8,716	1,974	540	11,230	7,223	1,839	571	9,632
Asset-backed securities	0	159	153	312	0	110	157	266	0	194	174	368
Equity instruments	85,383	208	101	85,692	76,214	210	188	76,612	79,274	186	105	79,565
Financial assets for unit-linked investment contracts[2]									10,492	755	69	11,316

Derivative financial instruments	799	111,898	1,549	114,246	878	119,245	1,481	121,604	458	116,221	1,549	118,227
of which:
Interest rate contracts	0	34,599	458	35,056	0	38,555	226	38,782	1	43,913	135	44,049
Credit derivative contracts	0	1,700	484	2,184	0	1,674	452	2,127	0	2,266	550	2,816
Foreign exchange contracts	448	49,347	40	49,834	563	52,941	186	53,690	207	46,748	189	47,143
Equity / index contracts	8	24,586	561	25,154	7	24,320	612	24,939	16	21,541	675	22,232
Commodity contracts	0	1,585	0	1,585	0	1,564	0	1,564	0	1,727	0	1,727

Brokerage receivables[3]	0	20,235	0	20,235	0	18,415	0	18,415

Financial assets at fair value not held for trading	38,107	44,363	4,725	87,196	42,929	45,518	4,769	93,217	23,032	34,481	1,419	58,933
of which:
Government bills / bonds	18,271	3,635	0	21,906	21,853	3,452	0	25,305	22,062	3,900	0	25,961
Corporate and municipal bonds	914	18,462	0	19,375	958	21,849	0	22,807	765	20,702	0	21,467
Financial assets for unit-linked investment contracts[2]	18,644	4,652	0	23,295	19,824	4,735	8	24,568
Loans (including structured loans)	0	7,455	1,871	9,326	0	7,394	1,904	9,298	0	9,385	758	10,143
Structured securities financing transactions[4]	0	9,647	53	9,700	0	7,556	65	7,622	0	118	173	291
Auction rate securities[3]	0	0	1,780	1,780	0	0	1,832	1,832
Investment fund units	188	446	115	749	194	458	118	770	205	377	0	582
Equity instruments[5]	92	19	557	668	101	16	484	602
Other	0	47	350	397	0	57	357	414	0	0	489	489

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,400	4,218	0	6,618	2,608	4,333	0	6,941	3,000	5,157	507	8,665
of which:
Government bills / bonds	2,359	82	0	2,441	2,563	111	0	2,675	2,733	133	0	2,866
Corporate and municipal bonds	41	406	0	446	44	390	0	434	121	1,060	9	1,189
Asset-backed securities	0	3,731	0	3,731	0	3,832	0	3,832	0	3,880	0	3,880
Other[5]	0	0	0	0	0	0	0	0	146	85	499	730

Non-financial assets measured at fair value on a recurring basis

Other non-financial assets
Precious metals and other physical commodities	4,035	0	0	4,035	3,975	0	0	3,975	4,563	0	0	4,563

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[6]	0	81	3	84	0	57	9	65	0	54	42	95
Total assets measured at fair value	149,682	194,811	8,764	353,257	146,519	200,297	9,522	356,338	140,015	171,125	5,489	316,629

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.18				30.6.18				31.12.17
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,331	5,579	120	32,030	26,211	5,117	88	31,416	26,037	4,309	117	30,463
of which:
Government bills / bonds	3,279	308	0	3,588	4,386	299	0	4,685	5,153	256	0	5,409
Corporate and municipal bonds	7	4,680	62	4,749	138	4,113	34	4,285	50	3,453	35	3,538
Investment fund units	294	138	0	432	785	214	2	1,002	541	263	16	820
Equity instruments	22,750	452	57	23,259	20,901	488	52	21,440	20,293	336	66	20,695

Derivative financial instruments	758	110,384	2,411	113,553	875	115,954	2,394	119,223	398	112,928	2,807	116,133
of which:
Interest rate contracts	5	30,837	320	31,163	6	33,738	285	34,030	5	38,196	186	38,387
Credit derivative contracts	0	2,514	576	3,090	0	2,620	613	3,233	0	3,196	601	3,797
Foreign exchange contracts	445	48,084	97	48,627	585	52,921	115	53,620	213	45,150	122	45,485
Equity / index contracts	5	27,209	1,415	28,629	2	25,122	1,369	26,493	42	24,803	1,896	26,741
Commodity contracts	0	1,671	1	1,672	0	1,365	1	1,366	0	1,561	1	1,562

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value[3]	0	38,268	0	38,268	0	37,904	0	37,904

Debt issued designated at fair value	0	51,527	10,105	61,631	0	46,683	10,166	56,849	0	38,617	10,885	49,502

Other financial liabilities designated at fair value	0	33,931	673	34,605	2	36,252	1,089	37,342	0	14,282	1,941	16,223
of which:
Amounts due under unit-linked investment contracts	0	23,499	0	23,499	0	24,913	0	24,913	0	11,523	0	11,523
Structured securities financing transactions[4]	0	8,335	71	8,406	0	6,533	0	6,533	0	372	4	376
Over-the-counter debt instruments	0	2,095	599	2,694	2	4,801	1,085	5,888	0	2,385	1,930	4,315

Non-financial liabilities measured at fair value on a non-recurring basis

Other non-financial liabilities	0	0	0	0	0	0	0	0	0	1	0	1
Total liabilities measured at fair value	27,089	239,689	13,309	280,087	27,087	241,910	13,737	282,734	26,435	170,138	15,750	212,323

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The fair value of these derivatives was not material for the periods presented.    2 Financial assets for unit-linked investment contracts were reclassified from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. Refer to Note 19 for more information.    3 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9 on 1 January 2018. Refer to Note 19 for more information.    4 The increases in Structured securities financing transactions from 31 December 2017 to 30 June 2018 primarily relate to the reclassification of certain balances from amortized cost to fair value through profit or loss upon adoption of IFRS 9 on 1 January 2018. Refer to Note 19 for more information.    5 Upon adoption of IFRS 9 on 1 January 2018, equity instruments that were formerly classified as available for sale under IAS 39 were reclassified to Financial assets at fair value not held for trading. Refer to Note 19 for more information.    6 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Product description, valuation and classification in the fair value hierarchy for products newly classified at fair value upon adoption of IFRS 9 on 1 January 2018

Product description, valuation and fair value hierarchy information is provided on the next page for significant products classified at fair value that are not described in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Note 10   Fair value measurement (continued)

Auction rate securities

There are two types of auction rate securities (ARS): auction preferred securities (APS) and auction rate certificates (ARC). ARC are issued by municipalities and are used by investors as tax-exempt alternatives to money market instruments. Interest rates for these instruments are reset through a periodic Dutch auction. APS are similar to ARC with the primary difference being that they are issued from closed-end funds. ARS are valued directly using market prices that reflect recent transactions after applying an adjustment for trade size or quoted dealer prices where available. Suitably deep and liquid pricing information is generally not available for ARS securities. As a result, these securities are classified as Level 3.

Brokerage receivables and payables

Brokerage receivables and payables include callable, on-demand balances, including long cash credits, short cash debits, margin debit balances and short sale proceeds. The business model for these accounts is similar to any current or on-demand account, with account holders using the account to house subscriptions, redemptions and billed amounts. Fair value is determined based on value of the underlying balances. Due to their on-demand nature, these receivables and payables are designated as Level 2.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss is generally released into Other net income from fair value changes on financial instruments when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

In the second quarter of 2018, a deferred day-1 profit or loss reserve release of CHF 192 million was recognized in the income statement related to long-dated UBS-issued structured notes, which are reported within Debt issued designated at fair value on the balance sheet. The deferred day-1 profit or loss reserve release was driven by increased observability of the own credit adjustment (OCA) curve used to value these positions following the issuance of a 30-year senior unsecured bond in the second quarter of 2018.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
CHF million	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
Reserve balance at the beginning of the period	274	457	349	329	371
Profit / (loss) deferred on new transactions	42	53	76	282	192
(Profit) / loss recognized in the income statement	(67)	(248)	(79)	(368)	(199)
Foreign currency translation	(4)	13	5	3	(13)
Reserve balance at the end of the period	245	274	351	245	351

c) Transfers between Level 1 and Level 2

The amounts disclosed below reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.8 billion, which were mainly comprised of financial assets at fair value held for trading, primarily equity instruments and investment fund units, were transferred from Level 2 to Level 1 during the first nine months of 2018, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first nine months of 2018 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first nine months of 2018 were also not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10 Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2017.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.18			31.12.17
CHF billion	30.9.18	31.12.17	30.9.18	31.12.17			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading[3]
Corporate and municipal bonds	0.6	0.6	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	134	93	0	133	92	points
Traded loans, loans mandatorily at fair value, loan commitments and guarantees	3.3	1.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	102	99	50	102	98	points
					Discounted expected cash flows	Credit spread	63	513		23	124		basis points
					Market comparable and securitization model	Discount margin	0	14	1	0	14	2%
Auction rate securities[4]	1.8		0.0		Relative value to market comparable	Bond price equivalent	77	99	90				points
Investment fund units[5]	0.6	0.7	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[5]	0.7	0.5	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[6]			10.1	10.9
Other financial liabilities designated at fair value[6]			0.6	1.9
Derivative financial instruments
Interest rate contracts	0.5	0.1	0.3	0.2	Option model	Volatility of interest rates[7]	46	78		28	70		basis points
Credit derivative contracts	0.5	0.5	0.6	0.6	Discounted expected cash flows	Credit spreads	3	266		6	550		basis points
						Bond price equivalent	0	99		2	102		points
Equity / index contracts	0.6	0.7	1.4	1.9	Option model	Equity dividend yields	0	12		0	13%
						Volatility of equity stocks, equity and other indices	3	77		0	172%
						Equity-to-FX correlation	(45)	71		(39)	70%
						Equity-to-equity correlation	(50)	97		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Comparative period information includes equity instruments that were formerly classified as available for sale under IAS 39 and have been reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9 on 1 January 2018. Refer to Note 19 for more information.    4 Comparative period information is not disclosed for financial assets and liabilities that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 19 for more information.    5 The range of inputs is not disclosed due to the dispersion of values given the diverse nature of the investments.    6 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which are primarily comprised of over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    7 Effective 31 March 2018, the range of inputs reported for this significant unobservable input is based on normal volatility and the unit has been updated to basis points. Log-normal volatility with the unit as points was reported previously. Prior-period information has been restated to reflect this change in presentation.

Note 10   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and do not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.18		30.6.18		31.12.17
CHF million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	91	(16)	89	(15)	79	(11)
Structured securities financing transactions	17	(12)	20	(15)	34	(34)
Auction rate securities[1]	89	(89)	92	(92)
Asset-backed securities	30	(25)	31	(26)	19	(15)
Equity instruments	185	(123)	182	(115)	79	(53)
Interest rate derivative contracts, net	12	(49)	12	(37)	13	(26)
Credit derivative contracts, net	31	(35)	40	(35)	64	(99)
Foreign exchange derivative contracts, net	8	(5)	6	(3)	12	(6)
Equity / index derivative contracts, net	184	(198)	212	(228)	190	(193)
Other	19	(19)	21	(21)	13	(13)
Total	666	(572)	704	(586)	502	(450)

1 Comparative period information as of 31 December 2017 is not disclosed for financial assets that were measured at amortized cost prior to the adoption of IFRS 9 on 1 January 2018. Refer to Note 19 for more information.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified at fair value through profit or loss and were designated as Level 3 in the fair value hierarchy. These financial instruments are presented in the table on the following pages, including the associated effect upon adoption. This includes auction rate securities held in Corporate Center and certain loans held in the Investment Bank.

In addition to various financial assets and liabilities being newly classified at fair value through profit or loss, certain equity investments and investment fund units measured at fair value through other comprehensive income were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules, which resulted in an opening balance reclassification between reporting lines in the table on the following pages.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / (losses) included in comprehensive income
CHF billion	Balance as of 31 December 2016	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2017

Financial assets at fair value held for trading	1.7	0.0	0.0	0.5	(2.4)	2.2	0.0	0.3	(0.2)	0.0	2.0
of which:
Corporate and municipal bonds	0.6	0.0	0.0	0.3	(0.4)	0.0	0.0	0.1	0.0	0.0	0.5
Loans	0.7	0.1	0.0	0.0	(1.8)	2.2	0.0	0.0	(0.1)	0.0	1.1
Investment fund units	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.4	0.0	0.0	0.1	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.4

Financial assets at fair value not held for trading	2.1	0.0	0.0	0.0	0.0	0.3	(0.8)	0.1	(0.1)	0.0	1.6
of which:
Loans (including structured loans)	1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
Auction rate securities[3]
Equity instruments
Other	0.9	(0.1)	(0.1)	0.0	0.0	0.3	(0.1)	0.1	0.0	0.0	1.1

Financial assets measured at fair value through other comprehensive income	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.5

Derivative financial instruments – assets	2.5	(0.2)	(0.3)	0.0	0.0	0.7	(1.0)	0.2	(0.7)	0.0	1.6
of which:
Credit derivative contracts	1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.4)	0.0	(0.3)	0.0	0.6
Equity / index contracts	0.7	(0.1)	(0.1)	0.0	0.0	0.6	(0.4)	0.1	(0.4)	0.0	0.6
Other	0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

Derivative financial instruments – liabilities	4.0	0.1	(0.1)	0.0	0.0	0.4	(0.9)	0.2	(1.3)	0.0	2.5
of which:
Credit derivative contracts	1.5	0.0	(0.1)	0.0	0.0	0.1	(0.5)	0.0	(0.8)	0.0	0.3
Equity / index contracts	1.9	0.1	0.1	0.0	0.0	0.3	(0.3)	0.1	(0.5)	0.0	1.6
Other	0.6	0.0	(0.1)	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.5

Debt issued designated at fair value	9.7	1.0	0.8	0.0	0.0	3.8	(3.3)	0.6	(1.2)	(0.2)	10.4

Other financial liabilities designated at fair value	1.3	0.1	0.0	0.0	0.0	1.3	(0.7)	0.0	(0.1)	0.0	1.8

1 Net gains / (losses) included in comprehensive income are comprised of Net interest income, Other net income from fair value changes on financial instruments and Other income.    2 Total Level 3 assets as of 30 September 2018 were CHF 8.8 billion (30 June 2018: CHF 9.5 billion; 31 December 2017: CHF 5.5 billion). Total Level 3 liabilities as of 30 September 2018 were CHF 13.3 billion (30 June 2018: CHF 13.7 billion; 31 December 2017: CHF 15.7 billion).    3 Comparative period information is not disclosed for items that were measured at amortized cost prior to the adoption of IFRS 9. Refer to Note 19 for more information.

Note 10   Fair value measurement (continued)

			Total gains / (losses) included in comprehensive income
Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2018[2]

2.0	0.4	2.4	(0.4)	(0.4)	1.6	(5.5)	3.8	0.0	0.8	(0.2)	0.0	2.5

0.6		0.6	(0.1)	(0.1)	0.5	(0.8)	0.0	0.0	0.6	0.0	0.0	0.6
0.5	0.4	0.9	0.0	0.0	0.6	(4.2)	3.8	0.0	0.1	0.0	0.0	1.2
0.6		0.6	(0.2)	(0.1)	0.2	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.4
0.3		0.3	0.0	0.0	0.3	(0.4)	0.0	0.0	0.0	0.0	0.0	0.3

1.4	2.9	4.3	0.1	0.1	1.5	(1.3)	0.0	0.0	0.1	(0.1)	0.1	4.7

0.8	0.6	1.3	(0.2)	(0.1)	1.2	(0.6)	0.0	0.0	0.1	0.0	0.0	1.9
	1.8	1.8	0.1	0.1	0.0	(0.3)	0.0	0.0	0.0	0.0	0.1	1.8
	0.4	0.4	0.1	0.1	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6
0.7	0.1	0.8	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	(0.1)	0.0	0.5

0.5	(0.5)

1.5		1.5	(0.3)	(0.3)	0.0	0.0	0.9	(0.9)	0.6	(0.3)	0.0	1.5

0.5		0.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
0.7		0.7	(0.1)	(0.1)	0.0	0.0	0.7	(0.7)	0.1	(0.1)	0.0	0.6
0.3		0.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.1)	0.4	(0.1)	0.0	0.5

2.8	0.0	2.8	(0.4)	(0.4)	0.0	0.0	1.2	(1.0)	0.3	(0.4)	0.0	2.4

0.6		0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.6
1.9		1.9	(0.3)	(0.2)	0.0	0.0	0.9	(0.9)	0.2	(0.4)	0.0	1.4
0.3	0.0	0.3	(0.2)	(0.2)	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.4

10.9		10.9	0.7	0.3	0.0	0.0	5.0	(3.6)	1.4	(4.2)	0.0	10.1

1.9		1.9	0.0	0.0	0.0	0.0	0.9	(2.1)	0.0	0.0	0.0	0.7

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.5 billion and CHF 0.5 billion, respectively. Transfers into Level 3 were primarily comprised of corporate and municipal bonds reflecting decreased observability of the respective bond price equivalent inputs. Transfers out of Level 3 were primarily comprised of equity / index contracts due to increased observability of the respective equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 1.7 billion and CHF 4.6 billion, respectively. Transfers into Level 3 were primarily comprised of structured medium-term notes and equity-linked issued debt instruments due to decreased observability of the embedded derivative inputs. Transfers out of Level 3 were primarily comprised of interest rate-linked and equity-linked issued debt instruments resulting from changes in the observability of the respective OCA curve and equity volatility inputs used to determine the fair value of these instruments.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.18		30.6.18		31.12.17
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	92.6	92.6	102.3	102.3	87.8	87.8
Loans and advances to banks	15.3	15.3	15.6	15.6	13.7	13.7
Receivables from securities financing transactions	82.0	82.0	76.4	76.4	89.6	89.6
Cash collateral receivables on derivative instruments	21.4	21.4	24.9	24.9	23.4	23.4
Loans and advances to customers	318.1	318.2	318.3	318.8	318.5	319.9
Other financial assets measured at amortized cost	20.6	20.3	21.0	20.7	36.9	36.7
Liabilities
Amounts due to banks	10.1	10.1	10.2	10.2	7.5	7.5
Payables from securities financing transactions	10.8	10.8	10.1	10.1	17.0	17.0
Cash collateral payables on derivative instruments	27.6	27.6	31.8	31.8	30.2	30.2
Customer deposits	401.3	401.3	403.4	403.4	409.0	409.0
Debt issued measured at amortized cost	134.0	136.8	137.5	140.1	139.6	143.5
Other financial liabilities measured at amortized cost	6.3	6.3	6.9	6.9	36.3	36.3

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 30.9.18, CHF billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	35.1	1,124	31.2	1,099	10,994
Credit derivative contracts	2.2	80	3.1	77	0
Foreign exchange contracts	49.8	2,672	48.6	2,545	1
Equity / index contracts	25.2	440	28.6	560	107
Commodity contracts	1.6	39	1.7	37	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	27	0.2	21
Unsettled sales of non-derivative financial instruments[5]	0.3	34	0.2	23
Total derivative financial instruments, based on IFRS netting[6]	114.2	4,416	113.6	4,361	11,111
Further netting potential not recognized on the balance sheet[7]	(101.2)		(97.7)
of which: netting of recognized financial liabilities / assets	(83.0)		(83.0)
of which: netting with collateral received / pledged	(18.2)		(14.7)
Total derivative financial instruments, after consideration of further netting potential	13.1		15.9

As of 30.6.18, CHF billion
Derivative financial instruments[1,2]
Interest rate contracts	38.8	1,169	34.0	1,093	11,322
Credit derivative contracts	2.1	81	3.2	83	0
Foreign exchange contracts	53.7	2,736	53.6	2,588	1
Equity / index contracts	24.9	446	26.5	530	101
Commodity contracts	1.6	44	1.4	39	11
Unsettled purchases of non-derivative financial instruments[5]	0.2	26	0.2	18
Unsettled sales of non-derivative financial instruments[5]	0.3	31	0.3	20
Total derivative financial instruments, based on IFRS netting[6]	121.6	4,533	119.2	4,371	11,435
Further netting potential not recognized on the balance sheet[7]	(106.6)		(103.1)
of which: netting of recognized financial liabilities / assets	(87.4)		(87.4)
of which: netting with collateral received / pledged	(19.2)		(15.7)
Total derivative financial instruments, after consideration of further netting potential	15.1		16.2

As of 31.12.17, CHF billion
Derivative financial instruments[1]
Interest rate contracts	44.0	1,142	38.4	1,044	10,462
Credit derivative contracts	2.8	92	3.8	98	1
Foreign exchange contracts	47.1	2,389	45.5	2,193	0
Equity / index contracts	22.2	380	26.7	487	83
Commodity contracts	1.7	33	1.6	37	8
Unsettled purchases of non-derivative financial instruments[5]	0.1	12	0.1	11
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	9
Total derivative financial instruments, based on IFRS netting[6]	118.2	4,063	116.1	3,878	10,555
Further netting potential not recognized on the balance sheet[7]	(104.2)		(98.5)
of which: netting of recognized financial liabilities / assets	(83.5)		(83.5)
of which: netting with collateral received / pledged	(20.7)		(15.0)
Total derivative financial instruments, after consideration of further netting potential	14.0		17.7

1 Derivative financial liabilities as of 30 September 2018 include CHF 0.0 billion related to derivative loan commitments (30 June 2018: CHF 0.0 billion; 31 December 2017: CHF 0.0 billion). No notional amounts related to these commitments are included in this table, but they are disclosed within Note 16 under Loan commitments.    2 Upon adoption of IFRS 9 on 1 January 2018, certain forward starting repurchase and reverse repurchase agreements have been classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 30 September 2018 or 30 June 2018. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 16 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2017 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.9.18	Payables 30.9.18	Receivables 30.6.18	Payables 30.6.18	Receivables 31.12.17	Payables 31.12.17
Cash collateral on derivative instruments, based on IFRS netting[1]	21.4	27.6	24.9	31.8	23.4	30.2
Further netting potential not recognized on the balance sheet[2]	(11.6)	(14.2)	(13.0)	(15.5)	(12.5)	(17.4)
of which: netting of recognized financial liabilities / assets	(10.8)	(13.2)	(12.5)	(14.5)	(11.7)	(16.3)
of which: netting with collateral received / pledged	(0.8)	(1.1)	(0.5)	(1.0)	(0.7)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	9.9	13.4	11.9	16.4	11.0	12.8

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2017 for more information.

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Prime brokerage receivables[1]			19,080
Debt securities	11,827	12,241	9,166
of which: government bills / bonds	9,058	9,787	6,465
Loans to financial advisors[2]	3,294	3,394	3,118
Fee- and commission-related receivables	1,642	1,751	1,780
Finance lease receivables	1,109	1,076	1,059
Settlement and clearing accounts	793	448	716
Accrued interest income	709	667	577
Other	1,250	1,417	1,365
Total other financial assets measured at amortized cost	20,623	20,996	36,861

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 19 for more information.    2 Related to financial advisors in the US and Canada.

b) Other non-financial assets

CHF million	30.9.18	30.6.18	31.12.17
Precious metals and other physical commodities	4,035	3,975	4,563
Bail deposit[1]	1,302	1,320	1,337
Prepaid expenses	1,031	1,037	1,013
Net defined benefit pension and post-employment assets	32	61	0
VAT and other tax receivables	354	384	359
Properties and other non-current assets held for sale	84	65	95
Other	435	482	266
Total other non-financial assets	7,272	7,324	7,633
1 Refer to item 1 in Note 15b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Prime brokerage payables[1]			29,646
Other accrued expenses	2,138	2,178	2,444
Accrued interest expenses	1,207	1,288	1,513
Settlement and clearing accounts	1,235	1,257	1,395
Other	1,751	2,186	1,338
Total other financial liabilities measured at amortized cost	6,330	6,909	36,337

1 Upon adoption of IFRS 9 on 1 January 2018, the classification of prime brokerage receivables and payables changed from amortized cost to fair value through profit or loss, and brokerage receivables and payables are now presented separately on the balance sheet. Refer to Note 19 for more information.

d) Other financial liabilities designated at fair value

CHF million	30.9.18	30.6.18	31.12.17
Amounts due under unit-linked investment contracts	23,499	24,913	11,523
Structured securities financing transactions	8,406	6,533	375
Over-the-counter debt instruments	2,694	5,888	4,317
of which: life-to-date own credit (gain) / loss	(11)	(41)	36
Other	5	8	9
Total other financial liabilities designated at fair value	34,605	37,342	16,223

e) Other non-financial liabilities

CHF million	30.9.18	30.6.18	31.12.17
Compensation-related liabilities	6,499	5,922	7,674
of which: accrued expenses	2,207	1,765	2,670
of which: Deferred Contingent Capital Plan	1,855	1,770	1,993
of which: other deferred compensation plans	1,870	1,762	2,086
of which: net defined benefit pension and post-employment liabilities	568	625	925
Current and deferred tax liabilities	774	907	912
VAT and other tax payables	474	503	415
Deferred income	231	240	150
Other	105	136	53
Total other non-financial liabilities	8,083	7,708	9,205

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

CHF million	30.9.18	30.6.18	31.12.17
Issued debt instruments
Equity-linked[1]	41,822	39,355	34,162
Rates-linked	9,362	7,505	5,811
Credit-linked	3,232	3,034	2,937
Fixed-rate	4,755	4,293	3,921
Other	2,460	2,661	2,671
Total debt issued designated at fair value	61,631	56,849	49,502
of which: life-to-date own credit (gain) / loss	68	(188)	159
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

CHF million	30.9.18	30.6.18	31.12.17
Certificates of deposit	9,198	12,720	23,831
Commercial paper	30,025	28,878	23,532
Other short-term debt	3,973	3,730	3,590
Short-term debt[1]	43,196	45,328	50,953
Senior unsecured debt	33,182	33,699	32,268
Senior unsecured debt that contributes to total loss-absorbing capacity	28,649	29,123	27,233
Covered bonds	3,935	4,029	4,112
Subordinated debt	16,652	16,931	16,555
of which: high-trigger loss-absorbing additional tier 1 capital instruments	7,015	7,119	5,187
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,314	2,359	2,383
of which: low-trigger loss-absorbing tier 2 capital instruments	6,627	6,748	8,286
of which: non-Basel III-compliant tier 2 capital instruments	695	705	700
Debt issued through the Swiss central mortgage institutions	8,317	8,357	8,345
Other long-term debt	60	63	87
Long-term debt[2]	90,794	92,201	88,599
Total debt issued measured at amortized cost[3]	133,990	137,530	139,551

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

CHF million	30.9.18	30.6.18	31.12.17
Provisions recognized under IAS 37	2,848	3,012	3,100
Provisions for off-balance sheet financial instruments[1]	78	76	33
Provisions for other credit lines[1]	36	35	0
Total provisions	2,963	3,123	3,133

1 Provisions recognized in 2018 relate to exposures in the scope of the expected credit loss requirements of IFRS 9. Refer to Notes 9 and 19 for more information. 2017 provisions for off-balance sheet financial instruments relate to loss provisions recognized under IAS 37.

The following table presents additional information for provisions recognized under IAS 37.

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2017	43	2,444	322	134	68	89	3,100
Balance as of 30 June 2018	41	2,442	248	132	66	83	3,012
Increase in provisions recognized in the income statement	5	76	29	1	2	17	130
Release of provisions recognized in the income statement	0	(72)	(16)	(1)	(2)	0	(91)
Provisions used in conformity with designated purpose	(4)	(109)	(44)	(6)	0	(9)	(172)
Capitalized reinstatement costs	0	0	0	(1)	0	0	(1)
Foreign currency translation / unwind of discount	0	(24)	(2)	(2)	(1)	0	(28)
Balance as of 30 September 2018	42	2,312	215[3]	124[4]	65	90	2,848

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of CHF 47 million as of 30 September 2018 (30 June 2018: CHF 60 million; 31 December 2017: CHF 83 million) and provisions for onerous lease contracts of CHF 164 million as of 30 September 2018 (30 June 2018: CHF 183 million; 31 December 2017: CHF 235 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 85 million as of 30 September 2018 (30 June 2018: CHF 90 million; 31 December 2017: CHF 92 million) and provisions for onerous lease contracts of CHF 39 million as of 30 September 2018 (30 June 2018: CHF 41 million; 31 December 2017: CHF 41 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2017	555	79	1	345	240	0	1,224	2,444
Balance as of 30 June 2018	567	75	0	333	216	0	1,251	2,442
Increase in provisions recognized in the income statement	31	0	0	11	30	0	4	76
Release of provisions recognized in the income statement	(3)	0	0	(68)	(1)	0	0	(72)
Provisions used in conformity with designated purpose	(48)	0	0	0	0	0	(60)	(109)
Foreign currency translation / unwind of discount	(6)	0	0	(3)	0	0	(13)	(24)
Balance as of 30 September 2018	541	75	0	272	244	0	1,180	2,312

1 Provisions, if any, for the matters described in this Note are recorded in Global Wealth Management (item 3 and item 4), the Investment Bank (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Note 15  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and that transfers the case to court. The trial started on 8 October 2018 and is scheduled to last until 15 November 2018.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2018 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to approval by the court and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and subsequently provided a revised list of transactions. UBS has provided information in response to this subpoena. UBS has also responded to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the US Securities and Exchange Commission (SEC) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 30 September 2018 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts aggregating approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of fraudulent conveyances and preference payments. In 2016, the Bankruptcy Court dismissed the remaining claims against the UBS entities. The BMIS Trustee appealed.

Note 15  Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.8 billion, of which claims with aggregate claimed damages of USD 1.7 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In September 2018 the court denied plaintiffs’ motion for class certification.

In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA based on plaintiffs’ allegation that the loans are not valid. The trial court granted UBS PR’s motion for summary judgment and dismissed the action.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI), the SEC and the Financial Industry Regulatory Authority (FINRA) in relation to their examination of UBS’s operations. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. The funds hold significant amounts of those bonds and the defaults on interest payments have had, and are expected to continue to have, an adverse effect on dividends from the funds. Executive orders of the Governor of Puerto Rico that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 September 2018 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013 numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange and precious metals matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has entered into a settlement agreement that would resolve US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures. The settlement agreement, which has been approved by the court, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign exchange transactional services or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. In July 2018, the Second Circuit affirmed the dismissal of the case with prejudice.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint.

In 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. Plaintiffs have filed a motion seeking leave to file an amended complaint.

Putative class actions were also filed against UBS and other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits asserted claims under the antitrust laws and the Commodity Exchange Act (CEA), and other claims. In July 2018, the court in New York granted UBS’s motions to dismiss amended complaints in the putative class actions relating to gold and silver. In 2017, the court granted UBS’s motion to dismiss the platinum and palladium action. Plaintiffs in the platinum and palladium action subsequently filed an amended complaint that did not allege claims against UBS.

Note 15  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority (FSA), the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs have sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders.

Other benchmark class actions and ISDAFIX class action in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiff’s federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiff’s antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR / SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. UBS and other defendants have also moved to dismiss the GBP LIBOR and Australian BBSW actions. In 2017, UBS agreed to pay USD 14 million to resolve putative class actions filed in federal court in New York and New Jersey against UBS and other financial institutions on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The final settlement was approved in June 2018.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the SDNY alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2018 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2018 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. The SFC has previously indicated that it intended to take enforcement action against UBS and certain employees in relation to certain of these offerings. In March 2018, the SFC issued a decision notice in relation to one of the offerings under investigation. The notice provides for a fine of HKD 119 million and a suspension of UBS Securities Hong Kong Limited’s ability to act as a sponsor for Hong Kong-listed initial public offerings for 18 months. UBS has appealed the decision.

Note 16   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

CHF million	30.9.18				30.6.18				31.12.17
	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net
	Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value
Total guarantees	1,605	17,133	(2,742)	15,996	1,646	18,529	(2,976)	17,199	1,620	17,234	(2,867)	15,987
Loan commitments	4,126	29,659	(624)	33,160	8,558	31,009	(662)	38,905	7,754	31,315	(1,074)	37,995
Forward starting transactions[1]
Reverse repurchase agreements	19,803	3,814			12,014	1,508				12,683
Securities borrowing agreements		19				38				23
Repurchase agreements	16,098	1,000			9,522	1,346				8,187

1 Cash to be paid in the future by either UBS or the counterparty. Upon adoption of IFRS 9 on 1 January 2018, certain securities financing transactions are presented as measured at fair value through profit or loss. Refer to Note 19 for more information.

Note 17 Events after the reporting period

Changes to functional and presentation currencies

Effective 1 October 2018, and as required by IAS 21, The Effects of Changes in Foreign Exchange Rates, the functional currency of UBS Group AG and UBS AG’s Head Office in Switzerland has changed from Swiss francs to US dollars, and the functional currency of UBS AG’s London Branch operations has changed from British pounds to US dollars. In line with these changes, the presentation currency of UBS Group AG’s and UBS AG’s consolidated financial statements will change from Swiss francs to US dollars. Prior periods will be restated for this presentation currency change, with assets, liabilities and total equity converted to US dollars at historic closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. There will be no material changes to prior-period profit and loss or total equity attributable to UBS shareholders as a result of this change.

→   Refer to the “Recent developments” section of this report for more information

Changes in Corporate Center cost allocations to business divisions and Corporate Center segment reporting

Effective 1 January 2019, UBS will no longer separately assess the performance of Corporate Center – Non-core and Legacy Portfolio as a result of its substantially reduced size and resource consumption. Following this change, and in line with IFRS 8, Operating Segments, UBS will include the results of Corporate Center – Non-core and Legacy Portfolio with Corporate Center – Services. In addition, in order to align Group and divisional performance, UBS will adjust its methodology for allocating
Corporate Center expenses, funding costs and balance sheet to the business divisions. Prior-period information will be restated.

→   Refer to the “Recent developments” section of this report for more information

Increase in stake in UBS Securities China

UBS submitted a preliminary application in May 2018 to increase its shareholding in UBS Securities Co. Limited (UBSS) from 24.99% to 51%. The transaction is subject to completion of a share purchase from existing shareholders and regulatory approval. If UBS acquires majority ownership, UBS is expected to consolidate UBSS and remeasure its current 24.99% holding at fair value, resulting in an estimated loss of CHF 0.3 billion if the disclosed offer prices are accepted.

→   Refer to the “Recent developments” section of this report for more information

Worldline to acquire SIX Payment Services

On 15 May 2018, SIX and Worldline signed a binding agreement to enter into a strategic partnership in the cards business. Under the agreement, SIX will transfer its existing cards business to Worldline and receive a 27% stake in Worldline. The transaction is currently expected to close in the fourth quarter of 2018. When the transaction closes, UBS expects to recognize in its income statement a share of the gain recognized by SIX, proportional to UBS’s 17.31% investment in SIX, which is accounted for as an Investment in associate. The gain is estimated at CHF 0.4 billion subject to Worldline’s share price upon closing.

→   Refer to the “Recent developments” section of this report for more information

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.18	30.6.18	31.12.17	30.9.17	30.9.18	30.6.18	30.9.17	30.9.18	30.9.17
1 USD	0.98	0.99	0.97	0.97	0.98	0.99	0.97	0.97	0.98
1 EUR	1.14	1.16	1.17	1.14	1.14	1.17	1.14	1.16	1.10
1 GBP	1.28	1.31	1.32	1.30	1.28	1.33	1.27	1.31	1.26
100 JPY	0.86	0.89	0.86	0.86	0.87	0.90	0.87	0.88	0.88

1 Monthly income statement items of foreign operations with a functional currency other than the Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 19 Transition to IFRS 9 as of 1 January 2018

19.1 Update to significant accounting policies disclosed in Note 1a) to the Financial Statements 2017 related to IFRS 9

The adoption of IFRS 9, Financial Instruments (IFRS 9) resulted in changes to UBS’s accounting policies applicable from 1 January 2018. Accounting polices set out below replace item 3) b, c, g, h, i, I, o and p in Note 1a) in the UBS Group consolidated annual Financial Statements for the year ended 31 December 2017.

As permitted by the transition provisions of IFRS 9 UBS elected not to restate comparative period information, and the accounting policies as set out in Note 1 in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2017 apply to comparative periods.

Update to Note 1a) 3) Financial instruments

b. Classification, measurement and presentation

On initial recognition, financial assets are classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A debt instrument is measured at amortized cost if it meets the following conditions:

–   it is held within a business model that has an objective to hold financial assets to collect contractual cash flows; and

–   the contractual terms of the financial asset result in cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions:

–   it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–   the contractual terms of the financial asset result in cash flows that are SPPI.

Equity instruments are accounted for at FVTPL. All other financial assets are measured at FVTPL and consist of held for trading assets, assets mandatorily measured on a fair value basis and derivatives, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 hedge accounting requirements continue to apply.

Business model assessment

UBS determines the nature of the business model, for example if the objective is to hold the financial asset and collect the contractual cash flows, by considering the way in which the financial assets are managed to achieve a particular business objective as determined by management.

Financial assets that are held for trading or managed on a fair value basis are measured at FVTPL insofar as the associated business model is neither to hold the financial assets to collect contractual cash flows nor to hold to collect contractual cash flows and sell.

The Group originates loans to hold to maturity and to sell or sub-participate to other parties, resulting in a transfer of substantially all the risks and rewards, and derecognition of the loan or portions of it. The Group considers the activities of lending to hold and lending to sell or sub-participate as two separate business models, with financial assets within the former considered to be within a business model that has an objective to hold the assets to collect contractual cash flows, and those within the latter included in a trading portfolio. In certain cases, it may not be possible on origination to identify whether loans or portions of loans will be sold or sub-participated and certain loans may be managed on a fair value basis through, for instance, using credit derivatives. These financial assets are mandatorily measured at FVTPL.

Critical accounting estimates and judgments

UBS exercises judgment to determine the appropriate level at which to assess its business models. In general the assessment is performed at the product level, e.g., retail and commercial mortgages. In other cases the assessment is carried out at a more granular level, e.g., loan portfolios by region, and, if required, further disaggregation is performed by business strategy. In addition, UBS exercises judgment in determining the effect of sales of financial instruments on the business model assessment.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Contractual cash flow characteristics

In assessing whether the contractual cash flows are SPPI, the Group considers whether the contractual terms of the financial asset contain a term that could change the timing or amount of contractual cash flows arising over the life of the instrument, which could affect whether the instrument is considered to meet the SPPI criteria.

For example, the Group holds portfolios of private mortgage contracts and corporate loans in Personal & Corporate Banking that commonly contain clauses that provide for two-way compensation if prepayment occurs. The amount of compensation paid by or to UBS reflects the effect of changes in market interest rates. The Group has determined that the inclusion of the change in market interest rates in the compensation amount is reasonable for the early termination of the contract, and therefore results in contractual cash flows that are SPPI.

Critical accounting estimates and judgments

UBS applies judgment when considering whether certain contractual features, such as interest rate reset frequency or non-recourse features, significantly affect future cash flows. Furthermore, judgment is required when assessing whether compensation paid or received on early termination of lending arrangements results in cash flows that are not SPPI.

All financial instruments are initially measured at fair value. In the case of financial instruments subsequently measured at amortized cost or FVOCI, the initial fair value is adjusted for directly attributable transaction costs.

After initial recognition, UBS classifies, measures and presents its financial assets and liabilities in accordance with IFRS 9 as described in the table on the following pages.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at amortized cost

A debt financial asset is measured at amortized cost if:

–   it is held in a business model that has an objective to hold assets to collect contractual cash flows, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification includes:

–   cash and balances at central banks

–   loans and advances to banks

–   cash collateral receivable on securities borrowed

–   receivables on reverse repurchase agreements

–   cash collateral receivables on derivative instruments

–   residential and commercial mortgages

–   corporate loans

–   secured loans, including Lombard loans, and unsecured loans

–   loans to financial advisors

–   debt securities held as high-quality liquid assets (HQLA)

–   fee and lease receivables.

Measured at amortized cost using the effective interest rate (EIR) method less allowances for expected credit losses (ECL) (refer to items 3c and 3g in this Note for more information).

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses

Upfront fees and direct costs relating to loan origination, refinancing or restructuring as well as to loan commitments –  when it is probable that UBS will enter into a specific lending relationship –  are deferred and amortized over the life of the loan using the EIR method.

When the financial asset at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amounts arising from exchange-traded derivatives (ETD) and certain over-the-counter (OTC) derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral receivables on derivative instruments.

Measured at FVOCI	Debt instruments measured at FVOCI

A debt financial asset is measured at FVOCI if:

–   it is held in a business model whose objective is achieved by both holding assets to collect contractual cash flows and selling the assets, and

–   the contractual terms give rise to cash flows that are SPPI.

This classification primarily includes debt securities and certain asset-backed securities held as HQLA for which the contractual cash flows meet the SPPI conditions.

Measured at fair value with unrealized gains and losses reported in Other comprehensive income, net of applicable income taxes, until such investments are derecognized (when sold, collected or otherwise disposed). Upon derecognition, any accumulated balances in Other comprehensive income are reclassified to the income statement and reported within Other income.

The following items are recognized in the income statement:

–   Interest income, which is accounted for in accordance with item 3c in this Note

–   ECL and reversals

–   Foreign exchange translation gains and losses.

The amounts recognized in the income statement are determined on the same basis as for financial assets measured at amortized cost.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at FVTPL	Held for trading

Financial assets held for trading include:

–   all derivatives with a positive replacement value, except those that are designated as effective hedging instruments

–   other financial assets acquired principally for the purpose of selling or repurchasing in the near term, or that are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Included in this category are debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans) and equity instruments.

Measured at fair value with changes recognized in profit or loss.

Changes in fair value, initial transaction costs and gains and losses realized on disposal or redemption are recognized in Other net income from fair value changes on financial instruments, except interest and dividend income on instruments other than derivatives (refer to item 3c in this Note for more information), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain long- and short-duration foreign exchange contracts, which are reported in Net interest income.

Derivative assets are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral receivables on derivative instruments.

The presentation of fair value changes on derivatives that are designated and effective as hedging instruments depends on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Financial assets held for trading (other than derivatives) are presented as Financial assets at fair value held for trading.

Other financial assets mandatorily measured at fair value through profit or loss are presented as Financial assets at fair value not held for trading, except for brokerage receivables, which are presented as a separate line item on the Group’s balance sheet.

Mandatorily measured at FVTPL – Other

A financial asset is mandatorily measured at FVTPL if:

–   it is not held in a business model whose objective is to hold assets to collect contractual cash flows or to hold them to collect contractual cash flows and sell, and / or

–   the contractual terms give rise to cash flows that are not SPPI, and / or

–   it is not held for trading.

The following financial assets are mandatorily measured at FVTPL:

–   Certain structured loans, certain commercial loans, receivables under reverse repurchase and cash collateral on securities borrowing agreements that are managed on a fair value basis

–   Loans, managed on a fair value basis and hedged with credit derivatives

–   Certain debt securities held as HQLA and managed on a fair value basis

–   Certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans. These assets represent holdings in investments funds, whereby the contractual cash flows do not meet the SPPI conditions because the entry and exit price is based on the fair value of the fund’s assets

–   Brokerage receivables, for which contractual cash flows do not meet the SPPI conditions due to the aggregate balance being accounted for as a single unit of account, with interest being calculated on the individual components

–   Auction rate securities, for which contractual cash flows do not meet the SPPI conditions because interest may be reset at rates that contain leverage

–   Equity instruments

–   Assets held under unit-linked investment contracts.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Financial liabilities classification		Significant items included	Measurement and presentation
Measured at amortized cost

This classification includes:

–   Demand and time deposits, retail savings / deposits, amounts payable under repurchase agreements, cash collateral on securities lent, non-structured fixed-rate bonds, subordinated debt, certificates of deposit and covered bonds

–   Cash collateral payables on derivative instruments.

Measured at amortized cost using the EIR method.

Upfront fees and direct costs relating to the issuance or origination of the liability are deferred and amortized over the life of the liability using the EIR method.

When the financial liability at amortized cost is derecognized, the gain or loss is recognized in the income statement.

Amortized cost liabilities are presented on the balance sheet primarily as Amounts due to banks, Customer deposits, Payables from securities financing transactions and Debt issued measured at amortized cost.

Amounts arising from ETD and certain OTC derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for netting (refer to “Note 1a) Significant accounting policies”  items 3d and 3j in the “Consolidated financial statements”  section of the Annual Report 2017 for more information) are presented within Cash collateral payables on derivative instruments.

Measured at fair value through profit or loss	Held for trading

Financial liabilities held for trading include:

–   All derivatives with a negative replacement value (including certain loan commitments) except those that are designated and effective hedging instruments

–   Obligations to deliver financial instruments, such as debt and equity instruments, that UBS has sold to third parties, but does not own (short positions).

Measurement of financial liabilities classified at FVTPL follows the same principles as for financial assets classified at FVTPL, except that the amount of change in the fair value of the financial liability that is attributable to changes in UBS’s own credit risk is presented in OCI.

Financial liabilities measured at FVTPL are presented as Financial liabilities at fair value held for trading and Other financial liabilities designated at fair value, respectively, except for brokerage payables and debt issued, which are presented as separate sub-totals on the Group’s balance sheet.

Derivative liabilities are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or qualify for netting and are presented within Cash collateral payables on derivative instruments.

Bifurcated embedded derivatives are measured at fair value, but are presented on the same balance sheet line as the host contract measured at amortized cost.

Derivatives that are designated and effective as hedging instruments are also measured at fair value. The presentation of fair value changes differs depending on the type of hedge relationship (refer to “Note 1a) Significant accounting policies”  item 3k in the “Consolidated financial statements”  section of the Annual Report 2017 for more information).

Designated at FVTPL

UBS designated at FVTPL the following financial liabilities:

–   Issued hybrid debt instruments that primarily include equity-linked, credit-linked and rates-linked bonds or notes

–   Issued debt instruments managed on a fair value basis

–   Certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed

–   Loan commitments that are hedged predominantly with credit derivatives and those managed on a fair value basis

–   Amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch

–   Brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency.

c. Interest income and expense

Interest income and expense are recognized in the income statement applying the EIR method.

In determining interest income and expense, the EIR is applied to the gross carrying amount of the financial asset (unless the asset is credit-impaired) or the amortized cost of a financial liability, based on estimated future cash flows that take into account all contractual cash flows, except those related to ECL. However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying EIR to the amortized cost of the instrument. Furthermore, for financial assets that were credit-impaired on initial recognition, interest is determined by applying a credit-adjusted EIR to the amortized cost of the instrument.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

UBS also presents interest income and expense on financial instruments (excluding derivatives) measured at FVTPL separately from the rest of the fair value changes in the income statement. Interest income or expense on financial instruments measured at amortized cost and financial assets measured at FVOCI are presented separately within Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income and Interest expense from financial instruments measured at amortized cost, with interest on financial instruments at FVTPL presented in Interest income (or expense) from financial instruments measured at fair value through profit or loss. All are part of Net interest income.

Interest income from financial instruments measured at fair value through profit or loss includes forward points on certain short- and long-duration foreign exchange contracts and dividend income.

Furthermore, interest income and expense on derivatives designated as hedging instruments in effective hedge relationships are presented consistently with the interest income and expense of the respective hedged item.

→   Refer to “Note 1a) Significant Accounting Policies” in the “Consolidated financial Statements” section of the Annual Report 2017 for more information

g. Expected credit losses

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include UBS’s credit card limits and master credit facilities, which are customary in the Swiss market for corporate and commercial clients. UBS refers to both as “other credit lines,” with clients allowed to draw down on-demand balances (with the Swiss master credit facilities also allowing for term products) and which can be terminated by UBS at any time. Though these other credit lines are revocable, UBS is exposed to credit risk because the client has the ability to draw down funds before UBS can take credit risk mitigation actions.

Recognition of expected credit losses

ECL represent the difference between contractual cash flows and those UBS expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL, expected cash shortfalls are determined by considering expected future draw downs.

ECL are recognized on the following basis:

–   Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 1. For instruments with a remaining maturity of less than 12 months, ECL are determined for this shorter period.

–   Lifetime ECL are recognized if a significant increase in credit risk (SICR) is detected subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 2. Where an SICR is no longer observed, the instrument will move back to stage 1.

–   Lifetime ECL are always recognized for credit-impaired financial instruments, referred to as instruments in stage 3. The IFRS 9 determination of whether an instrument is credit-impaired is based on the occurrence of one or more loss events, with lifetime ECL generally derived by estimating expected cash flows based on a chosen recovery strategy with additional consideration given to forward-looking economic scenarios. Credit-impaired exposures may include positions for which no loss has occurred or no allowance has been recognized, for example, because they are expected to be fully recoverable through the collateral held.

–   Changes in lifetime ECL since initial recognition are also recognized for assets that are purchased or originated credit-impaired financial assets (POCI). POCI are initially recognized at fair value with interest income subsequently being recognized based on a credit-adjusted EIR. POCI include financial instruments that are newly recognized following a substantial restructuring and remain a separate category until maturity.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

UBS does not apply the low-credit-risk practical expedient that allows a lifetime ECL for lease or fee receivables to be recognized irrespective of whether a significant increase in credit risk has occurred. Instead, UBS has incorporated lease and fee receivables into the standard ECL calculation.

A write-off is made when all or part of a financial asset is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to Credit loss expense / recovery. Write-offs and partial write-offs represent derecognition / partial derecognition events.

ECL are recognized in profit or loss with a corresponding ECL allowance reported as a decrease in the carrying value of financial assets measured at amortized cost on the balance sheet. For financial assets measured at fair value through OCI, the carrying value is not reduced, but an accumulated amount is recognized in OCI. For off-balance sheet financial instruments and other credit lines, provisions for ECL are reported in Provisions. ECL are recognized within the income statement in Credit loss expense / recovery.

Default and credit impairment

The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for the Personal & Corporate Banking and Swiss wealth management portfolios. Counterparties are also classified as defaulted when bankruptcy, insolvency proceedings or enforced liquidation have commenced, obligations have been restructured on preferential terms or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If a counterparty is defaulted, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is defaulted, and / or the instrument is POCI. An instrument is POCI if it has been purchased with a material discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCIs), it remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A minimum period of three months is applied whereby most instruments remain in stage 3 for a longer period.

Measurement of expected credit losses

IFRS 9 ECL reflect an unbiased, probability-weighted estimate based on either loss expectations resulting from default events over a maximum 12-month period from the reporting date or over the remaining life of a financial instrument. The method used to calculate individual probability-weighted unbiased ECL is based on a combination of the following principal factors: probability of default (PD), loss given default (LGD) and exposure at default (EAD). PDs and LGDs used in the ECL calculation are point in time (PIT)-based for key portfolios and consider both current conditions and expected cyclical changes. For each instrument or group of instruments, parameter time series are generated consisting of the instruments’ PD, LGD and EAD profiles considering the respective period of exposure to credit risk.

For the purpose of determining the ECL-relevant parameters, UBS leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and new IFRS 9-related models have been developed, which consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III through the cycle (TTC) parameters. The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III are not affected by the IFRS 9 ECL calculation.

Probability of default (PD): The PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month PIT PDs that are derived from TTC PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both scenario-systematic and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month PIT PDs are transformed into marginal PIT PDs taking any assumed default events from previous periods into account.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Exposure at default (EAD): The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. IFRS 9-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel standard-specific limitations, i.e., conservativism and focus on a 12-month period prior to default.

Loss given default (LGD): The LGD represents an estimate of the loss at the time of a potential default occurring during the life of a financial instrument. The determination of the LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The LGD is commonly expressed as a percentage of the EAD.

PD and LGD are determined for four different scenarios whereas EAD projections are treated as scenario independent.

Parameters are generally determined on an individual financial asset level. For credit card exposures in Switzerland, personal account overdrafts and certain loans to financial advisors, a portfolio approach is applied that derives an average PD and LGD for the entire portfolio.

Scenarios and scenario weights

The determination of the probability-weighted ECL requires evaluating a range of diverse and relevant future economic conditions.

To accommodate this requirement, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. Each scenario is represented by a specific scenario narrative, which is relevant considering the exposure of key portfolios to economic risks, and for which a set of consistent macroeconomic variables is determined. Those variables range from above-trend economic growth to severe recession. A weight is computed for each scenario by using a probabilistic econometric model that considers recent information as well as several decades of historical data. The determined weights constitute the probabilities that the respective set of macroeconomic conditions will occur. The scenarios, including the narratives, the macroeconomic and financial variables and the scenario weights, are further discussed, challenged and potentially refined by a team of UBS-internal experts. The baseline scenario is aligned to the economic and market assumptions used for UBS business planning purposes.

Macroeconomic and other factors

The range of macroeconomic, market and other factors that is modeled as part of the scenario determination is wide, and historical information is used to support the identification of the key factors. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS projects the relevant economic factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Certain variables may only be relevant for specific types of exposures, such as house price indices for mortgage loans, while other variables have key relevance in the ECL calculation for all exposures. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS’s key ECL-relevant portfolios.

For UBS, the following forward-looking macroeconomic variables represent the most relevant factors in the ECL calculation:

–   GDP growth rates

–   House price indices

–   Unemployment rates

–   Interest rates, specifically LIBOR and government bond yields

–   Equity indices

–   Consumer price indices

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

The forward-looking macroeconomic assumptions used in the ECL calculation are developed by UBS economists, risk methodology personnel and credit risk officers. Assumptions and scenarios are validated and approved through a scenario committee and an operating committee, which also aim to ensure a consistent use of forward-looking information throughout UBS, including in the business planning process. ECL inputs are tested and reassessed for appropriateness at least each quarter and appropriate adjustments are made when needed.

ECL measurement period

The period for which lifetime ECL are determined is based on the maximum contractual period that UBS is exposed to credit risk, taking into account contractual extension, termination and prepayment options. For irrevocable loan commitments and financial guarantee contracts, the measurement period represents the maximum contractual period for which UBS has an obligation to extend credit.

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment where the contractual cancelation right does not limit UBS’s exposure to credit risk to the contractual notice period as the client has the ability to draw down funds before UBS can take risk mitigating actions. In such cases, UBS is required to estimate the period over which it is exposed to credit risk. This applies to UBS’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one unit. The exposure arising from UBS’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS is exposed to credit risk. Customary master credit agreements in the Swiss corporate market also include on-demand loans and revocable undrawn commitments. For smaller commercial facilities, a risk-based monitoring (RbM) approach is in place that highlights negative trends as risk events, at an individual facility level, based on a combination of continuously updated risk indicators. The risk events trigger additional credit reviews by a Risk Officer, allowing for informed credit decisions to be taken. Larger corporate facilities are not subject to RbM, but are reviewed at least annually through a formal credit review. UBS has assessed these credit risk management practices and considers both the RbM approach and formal credit review as a substantive credit review providing for a re-origination of the facility. Following this, a 12-month measurement period is used for both types of facilities as an appropriate proxy of the period over which UBS is exposed to credit risk, with 12 months also used as a look back period for assessing SICR.

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a 12-month ECL continues to be appropriate, it is assessed whether an SICR has occurred since initial recognition of the financial instrument. The assessment criteria include both quantitative and qualitative factors.

Primarily, UBS assesses changes in an instrument’s risk of default on a quantitative basis by comparing the annualized forward-looking and scenario-weighted lifetime PD of an instrument determined at two different dates:

–   at the reporting date and

–   at inception of the instrument.

In both cases, the respective PDs are determined for the residual lifetime of the instrument, i.e., the period between the reporting date and maturity. If, based on UBS’s quantitative modeling, an increase exceeds a set threshold, an SICR is deemed to have occurred and the instrument is transferred to stage 2 with lifetime ECL being recognized.

The threshold applied varies depending on the original credit quality of the borrower. For instruments with lower default probabilities at inception due to good credit quality of the counterparty, the SICR threshold is set at a higher level than for instruments with higher default probabilities at inception. This implies that for instruments with initially lower default probabilities a relatively higher deterioration in credit quality is needed to trigger an SICR than for those instruments with originally higher PDs. The SICR assessment based on PD changes is made at an individual financial asset level. A high-level overview of the SICR trigger, expressed in rating downgrades, together with the corresponding ratings at origination of an instrument is provided in the “SICR thresholds” table below. This simplified view is aligned to internal ratings as disclosed in the internal ratings table presented in “Credit risk” in the “Risk management and control” section of the Annual Report 2017. The actual SICR thresholds applied are defined on a more granular level interpolating between the values shown in the table.

SICR thresholds

Internal rating at origination of the instrument	Rating downgrades / SICR trigger
0–3	3
4–8	2
9–13	1

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the borrower becomes more than 30 days past due on his contractual payments. This presumption is rebutted only where reasonable and supportable information is available that demonstrates that UBS is not exposed to an SICR even if contractual payments become more than 30 days past due.

For certain less material portfolios, specifically the Swiss credit card portfolio and the recruitment and retention loans to financial advisors within Global Wealth Management, the 30 days past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30 days past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking that are between 90 and 180 days past due, a one-year period is applied before a transfer back to stage 1 can be triggered.

Additionally, based on individual counterparty-specific indicators, external market indicators of credit risk or general economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an SICR and hence for a transfer to stage 2. Exception management is further applied, allowing for individual and collective adjustments on exposures sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected. Instruments for which an SICR since initial recognition is determined based on criteria other than changed default probabilities remain in stage 2 for at least six months post resolution of the stage 2 trigger event.

The overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions due to the risk management practices adopted, including daily monitoring processes with strict remargining requirements. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. ECL on these positions are not material.

Critical accounting estimates and judgments

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are made. Changes to these estimates and assumptions can result in significant changes to the timing and amount of ECL to be recognized.

Determination of a significant increase of credit risk

IFRS 9 does not include a definition of what constitutes an SICR. UBS assesses whether an SICR has occurred since initial recognition based on qualitative and quantitative reasonable and supportable forward-looking information that includes significant management judgment. More stringent criteria could significantly increase the number of instruments migrating to stage 2. An IFRS 9 Operating Committee has been established to review and challenge the SICR approach and any potential changes and determinations made in the quarter.

Scenarios, scenario weights and macroeconomic factors

ECL reflect an unbiased and probability-weighted amount, which UBS determines by evaluating a range of possible outcomes. Management selects forward-looking scenarios and judges the suitability of respective weights to be applied. Each of the scenarios is based on management’s assumptions around future economic conditions in the form of macroeconomic, market and other factors. Changes in the scenarios and weights, the corresponding set of macroeconomic variables and the assumptions made around those variables for the forecast horizon would have a significant effect on the ECL. An IFRS 9 Scenario Committee, in addition to the Operating Committee, has been established to derive, review and challenge the selection and weights.

ECL measurement period

Lifetime ECL are generally determined based upon the contractual maturity of the transaction, which significantly affects ECL. The ECL calculation is therefore sensitive to any extension of contractual maturities triggered by business decisions, consumer behaviors and an increased number of stage 2 positions. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit card limits, capped at 12 months for stage 1 positions, and a 12-month period has been applied for master credit facilities.

Modeling and management adjustments

A number of complex models have been developed or modified to calculate ECL, with additional management adjustments required. Internal counterparty rating changes, new or revised models and data may significantly affect ECL. The models are governed by UBS’s model validation controls, which aim to ensure independent verification, and are approved by the Group Model Governance Board (GMGB). The management adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

h. Restructured and modified financial assets

When a counterparty is in financial difficulties or where default has already occurred, UBS may restructure financial assets by providing concessions that would otherwise not be considered and that are outside of UBS’s normal risk appetite, such as preferential interest rates, extension of maturity and subordination. When a credit restructuring takes place, each case is considered individually and the counterparty is generally classified as defaulted until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions, or until the counterparty has recovered and the preferential conditions no longer exceed UBS’s risk appetite.

Concessions granted when there is no evidence of financial difficulties, or where changes to terms and conditions are within UBS’s usual risk appetite, are not considered to be a credit restructuring.

Modifications represent contract amendments that result in an alteration of future contractual cash flows and that can occur within UBS’s normal risk appetite or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying value of a financial asset is recognized in profit or loss as a modification gain or loss. Further, the subsequent SICR assessment is made by comparing the risk of default at the reporting date based on the modified contractual terms of the financial asset with the risk of default at initial recognition based on the original, unmodified contractual terms of the financial asset.

o. Loan commitments

Loan commitments are arrangements under which clients can borrow stipulated amounts under defined terms and conditions.

Loan commitments that can be canceled at any time by UBS at its discretion are neither recognized on the balance sheet nor included in off-balance sheet disclosures.

Loan commitments that cannot be canceled by UBS once the commitments are communicated to the beneficiary or that are revocable only due to automatic cancelation upon deterioration in a borrower’s creditworthiness are considered irrevocable and are classified as (i) derivative loan commitments measured at fair value through profit or loss, (ii) loan commitments designated at fair value through profit or loss or (iii) other loan commitments.
The Group recognizes ECL on non-cancelable other loan commitments. In addition, UBS also recognizes ECL on loan commitments that can be canceled at any time if UBS is exposed to credit risk (refer to item g in this Note). Corresponding ECL are presented within Provisions  on the Group’s balance sheet. ECL relating to these other loan commitments is recorded in the income statement in Credit loss expense / recovery.

When a client draws on a commitment, the resulting loan is presented within Financial assets at fair value held for trading  or within Financial assets at fair value not held for trading when the associated loan commitments are measured at fair value through profit or loss, or within Loans and advances to customers, when the associated loan commitments are not measured at fair value through profit or loss.

p. Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. UBS issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

Certain issued financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value and are subsequently measured at the higher of:

–   the amount of ECL (refer to item g in this Note) and

–   the amount initially recognized less the cumulative amount of income recognized as of the reporting date.

ECL resulting from guarantees is recorded in the income statement in Credit loss expense / recovery.

q. Other net income from fair value changes of financial instruments

The line item Other net income from fair value changes of financial instruments substantially includes fair value gains and losses on financial instruments at fair value through profit or loss, as well as the effects at derecognition, trading gains and losses and intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions. In addition, foreign currency translation effects and income and expenses from precious metals are presented under this income statement line item.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

19.2 Adoption of IFRS 9

19.2.1 Governance

The implementation of IFRS 9 has been a key strategic initiative for UBS implemented under the joint sponsorship of the Group Chief Financial Officer and the Group Chief Risk Officer. The incorporation of forward-looking information into the ECL calculation and the definition and assessment of what constitutes a significant increase in credit risk (SICR) are inherently subjective and involve the use of significant expert judgment. Therefore, UBS has developed a front-to-back governance framework over the ECL calculation process jointly owned by the Group Chief Financial Officer and the Group Chief Risk Officer and has designed controls to be in compliance with the requirements of the Sarbanes-Oxley Act. UBS has efficient credit risk management processes in place that continue to be applicable and aim to ensure the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

→   Refer to the “Risk management and control” section of the Annual Report 2017 for more information

19.2.2 Retrospective amendments to UBS Group balance sheet presentation

Although the effect of IFRS 9 classification and measurement changes has been applied prospectively, UBS has made a series of changes to the presentation of its IFRS balance sheet to facilitate comparability and prior-period information is presented for periods ending before 1 January 2018 in this revised structure. The primary changes include:

–   IAS 39-specific asset categories, such as “Financial assets held to maturity” and “Financial assets available for sale,” have been superseded by the new categories “Financial assets measured at amortized cost” and “Financial assets measured at fair value through other comprehensive income.”

–   A new line, Financial assets at fair value not held for trading, has been created to accommodate in particular financial assets previously designated at fair value, all of which are mandatorily classified at fair value through profit or loss under IFRS 9.

–   Other assets and Other liabilities have been split between measured at amortized cost, measured at fair value through profit or loss and other non-financial assets and liabilities.

–   Cash collateral on securities borrowed and Reverse repurchase agreements have been combined into a single line, Receivables from securities financing transactions. Similarly, Cash collateral on securities lent and Repurchase agreements have been combined into a single line, Payables from securities financing transactions.

–   Finance lease receivables, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.

–   Precious metal positions previously presented in Trading portfolio assets are now presented within the new line Other non-financial assets.

–   Financial liabilities designated at fair value have been split into two lines: Debt issued designated at fair value and Other financial liabilities designated at fair value.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

The table below illustrates the new balance sheet presentation of assets and liabilities as of 31 December 2017 in comparison with the presentation in the Annual Report 2017. The presentation of the components of equity has not changed, and therefore, for illustration purposes, total liabilities and equity are presented in a single line in the table. The table does not reflect any of the effects of adopting the classification and measurement requirements of IFRS 9,  which are presented in section 19.2.3 under Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.

Retrospective amendments to UBS Group balance sheet presentation as of 31 December 2017
CHF million		31.12.17	31.12.17
Assets	References	Former presentation	Revised presentation
Cash and balances at central banks		87,775	87,775
Loans and advances to banks (formerly: Due from banks)		13,739	13,739
Receivables from securities financing transactions (new line)	1		89,633
Cash collateral on securities borrowed (newly included in Receivables from securities financing transactions)	1	12,393
Reverse repurchase agreements (newly included in Receivables from securities financing transactions)	1	77,240
Cash collateral receivables on derivative instruments		23,434	23,434
Loans and advances to customers (formerly: Loans)	2	319,568	318,509
Financial assets held to maturity (superseded)	3	9,166
Other financial assets measured at amortized cost (new line)	2, 3, 7		36,861
Total financial assets measured at amortized cost			569,950
Financial assets at fair value held for trading (formerly: Trading portfolio assets)	4	130,707	126,144
of which: assets pledged as collateral that may be sold or repledged by counterparties		35,363	35,363
Derivative financial instruments (formerly: Positive replacement values)		118,227	118,227
Brokerage receivables (new line, formerly included within Other assets)		n/a	n/a
Financial assets at fair value not held for trading (new line)	5		58,933
Financial assets designated at fair value	5	58,933
Total financial assets measured at fair value through profit or loss			303,304
Financial assets available for sale (superseded)	6	8,665
Financial assets measured at fair value through other comprehensive income (new line)	6		8,665
Investments in associates		1,018	1,018
Property, equipment and software		8,829	8,829
Goodwill and intangible assets		6,398	6,398
Deferred tax assets		9,844	9,844
Other non-financial assets (new line)	4, 7		7,633
Other assets (superseded)	7	29,706
Total assets		915,642	915,642

Liabilities
Amounts due to banks		7,533	7,533
Payables from securities financing transactions (new line)	8		17,044
Cash collateral on securities lent (newly included in Payables from securities financing transactions)	8	1,789
Repurchase agreements (newly included in Payables from securities financing transactions)	8	15,255
Cash collateral payables on derivative instruments		30,247	30,247
Customer deposits (formerly: Due to customers)		408,999	408,999
Debt issued measured at amortized cost		139,551	139,551
Other financial liabilities measured at amortized cost (new line)	10		36,337
Total financial liabilities measured at amortized cost			639,711
Financial liabilities at fair value held for trading (formerly: Trading portfolio liabilities)		30,463	30,463
Derivative financial instruments (formerly: Negative replacement values)		116,133	116,133
Brokerage payables designated at fair value (new line, formerly included within Other liabilities)		n/a	n/a
Financial liabilities designated at fair value (superseded)	9	54,202
Debt issued designated at fair value (new line)	9		49,502
Other financial liabilities designated at fair value (new line)	9, 10		16,223
Total financial liabilities measured at fair value through profit or loss			212,322
Provisions		3,133	3,133
Other non-financial liabilities (new line)	10		9,205
Other liabilities (superseded)	10	57,064
Total liabilities		864,371	864,371
Total liabilities and equity		915,642	915,642

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Explanatory footnotes to the table “Retrospective amendments to UBS Group balance sheet presentation”

Table ref.	Description of presentation changes applied retrospectively to the balance sheet as of 31 December 2017
Balance sheet assets
1

Cash collateral on securities borrowed of CHF 12,393 million and reverse repurchase agreements of CHF 77,240 million as of 31 December 2017 are now presented as a total of CHF 89,633 within a single line, Receivables from securities financing transactions.

2	Finance lease receivables of CHF 1,059 million as of 31 December 2017, previously presented within Loans, are now presented within Other financial assets measured at amortized cost.
3	Financial assets held to maturity measured at amortized cost of CHF 9,166 million as of 31 December 2017 are now presented within Other financial assets measured at amortized cost.
4	Precious metal positions of CHF 4,563 million as of 31 December 2017, previously presented in Trading portfolio assets, are now presented within Other non-financial assets.
5

Financial assets designated at fair value through profit or loss of CHF 58,933 million as of 31 December 2017, previously presented in a separate line, are now presented within Financial assets at fair value not held for trading.

6

Debt and equity instruments of CHF 8,665 million as of 31 December 2017, previously presented in Financial assets available for sale, are now presented within Financial assets measured at fair value through other comprehensive income.

7

The reporting line Other assets has been split into two new reporting lines, Other financial assets measured at amortized cost and Other non-financial assets.

–   Assets of CHF 29,706 million as of 31 December 2017, previously presented within Other assets, are now presented within Other assets measured at amortized cost (CHF 26,636 million) and Other non-financial assets (CHF 3,070 million).

–   Financial assets now presented within Other financial assets measured at amortized cost include brokerage receivables of CHF 19,080 million, debt securities of CHF 9,166 million, loans to financial advisors of CHF 3,118 million and other assets amounting to CHF 5,497 million. Refer to Note 12 a) for more information.

–   Refer to Note 12 b) for more information on assets now presented within Other non-financial assets.

Balance sheet liabilities
8

Cash collateral on securities lent of CHF 1,789 million and repurchase agreements of CHF 15,255 million as of 31 December 2017 are now presented within a single line, Payables from securities financing transactions.

9

Financial liabilities designated at fair value through profit or loss of CHF 54,202 million as of 31 December 2017 are now presented within Debt issued designated at fair value (CHF 49,502 million) and Other financial liabilities designated at fair value (CHF 4,700 million).

10

The reporting line Other liabilities has been split into three new reporting lines, Other financial liabilities measured at amortized cost, Other financial liabilities designated at fair value and Other non-financial liabilities.

–   Liabilities amounting to CHF 57,064 million as of 31 December 2017, previously presented within Other liabilities, are now presented within Other financial liabilities measured at amortized cost (CHF 36,337 million, thereof CHF 29,646 million brokerage payables), within Other financial liabilities designated at fair value (amounts due under unit-linked investment contracts of CHF 11,523 million) and within Other non-financial liabilities (CHF 9,205 million).

–   Refer to note 12 c) for more information on financial liabilities now presented within Other financial liabilities measured at amortized cost.

–   Refer to note 12 d) for more information on financial liabilities now presented within Other financial liabilities designated at fair value.

–   Refer to note 12 e) for more information on liabilities now presented within Other non-financial liabilities.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

19.2.3 Transition to IFRS 9 as of 1 January 2018

Transition to Classification and measurement requirements

As set out in the amended accounting policies in section 19.1, IFRS 9 requires all financial assets, except equity instruments and derivatives, to be classified at amortized cost, at fair value through other comprehensive income (FVOCI) or at fair value through profit or loss (FVTPL), based on the business model for managing the respective assets and their contractual cash flow characteristics.

Changes resulting from the application of IFRS 9 classification and measurement requirements as of 1 January 2018 have been applied as follows:

–   Determination of the business model was made based on facts and circumstances as of the 1 January 2018 transition date;

–   De-designations and new designations of financial instruments at FVTPL, pursuant to transition requirements of IFRS 9, have been carried out as of 1 January 2018. These reassessments resulted in:

      i.   the de-designation of certain financial assets designated at FVTPL, as they are managed on a fair value basis, and therefore are mandatorily measured at fair value, or no longer managed on a fair value basis but held to collect the contractual cash flows and therefore are measured at amortized cost;

     ii.   newly designated financial liabilities at FVTPL (e.g., brokerage payables) in order to achieve measurement consistency with associated financial assets that are mandatorily measured at FVTPL (e.g., brokerage receivables).

For UBS, the most significant IFRS 9 classification and measurement changes on transition to IFRS 9 are as follows:

–   financial assets that no longer qualify for amortized cost accounting under IFRS 9 have been classified at FVTPL because their cash flow characteristics do not satisfy the solely payments of principal and interest criteria (e.g., auction rate securities and certain brokerage receivables);

–   lending arrangements that no longer qualify for amortized cost accounting under IFRS 9 are classified at FVTPL because the business model within which they are managed does not have an objective to hold financial assets in order to collect the contractual cash flows or to collect contractual cash flows and sell (e.g., certain Investment Bank lending arrangements);

–   equity instruments classified as available for sale under IAS 39 are classified at FVTPL under IFRS 9; and

–   financial liabilities are newly designated under IFRS 9 at FVTPL, from amortized cost accounting, to align with conclusions reached for associated financial assets that will be measured at FVTPL (e.g., brokerage payables).

Effect on UBS Group income statement presentation

Upon adoption of IFRS 9, the reclassification of auction rate securities, certain loans in the Investment Bank, certain repurchase agreements and brokerage balances from amortized cost to FVTPL has resulted in the interest income from these instruments moving from Interest income (expense) from financial instruments measured at amortized cost to interest income (expense) from financial instruments measured at fair value through profit or loss. These changes have been applied prospectively from 1 January 2018.

Effect on UBS Group Statement of cash flows

Following the adoption of IFRS 9, changes have been made to the Statement of cash flows to reflect the changes arising from financial instruments that have been reclassified on the balance sheet. In particular, cash flows from certain financial assets previously measured as available-for-sale assets at fair value through other comprehensive income have been reclassified from investing activities to operating activities as the assets are fair valued through profit or loss effective 1 January 2018.

Transition to expected credit loss requirements

As set out in the Group’s amended accounting policies in section 19.1, IFRS 9 introduces a forward-looking ECL approach, which is intended to result in an earlier recognition of credit losses compared with the incurred-loss impairment approach for financial instruments under IAS 39 and the loss-provisioning approach for financial guarantees and loan commitments under IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The majority of ECL calculated as of the transition date relates to the private and commercial mortgage portfolio and corporate lending in Switzerland within Personal & Corporate Banking.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Models at transition

For the purpose of implementing ECL under IFRS 9, UBS has leveraged existing Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models.

Existing models have been adapted and 29 new models have been developed for the ECL calculation that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based as opposed to the corresponding Basel III TTC parameters. Management adjustments have also been made. UBS has leveraged its existing model risk framework, including the key model validation control executed by Model Risk Management & Control. New and revised models have been approved by UBS’s GMGB.

The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III remain unchanged.

→   Refer to “Credit risk models” in the “Risk, treasury and capital management” section of our Annual Report 2017 for more information

→   Refer to “Significant accounting and financial reporting changes in 2018” in the “Operating environment and strategy” section of our Annual Report 2017 for more information

Scenarios and scenario weights at transition

As outlined in section 19.1, UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. ECL calculated on transition have been determined for each of the scenarios and subsequently weighted based on the probabilities in the table “Economic scenarios and weights applied.”

Economic scenarios and weights applied

ECL scenario	Assigned weights in % (1.1.18)
Upside	20.0
Baseline	42.5
Mild downside	30.0
Severe downside	7.5

UBS has established IFRS 9 ECL Scenario and Operating Committees to propose and approve the selection of the scenarios and weights to be applied and to monitor whether appropriate governance exists.

Macroeconomic and other factors: For each of the economic scenarios, UBS forecasts a wide range of forward-looking macroeconomic, market and other factors. Historical information was used to support the identification of the key factors and to project their development under the different scenarios. As the forecast horizon increases, the availability of information decreases and judgment increases. For cycle-sensitive PD and LGD determination purposes, UBS projected those factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for the ECL calculation vary by type of exposure and are determined during the credit cycle index model development process in close alignment with practitioner judgment. Regional and client segment characteristics are generally taken into account, with specific focus on Switzerland and the US considering UBS’s key ECL-relevant portfolios.

The following represent the most significant macroeconomic factors for UBS and could substantially change the estimated ECL:

–   GDP growth rates, given their significant effect on borrowers’ performance

–   House price indices, given their significant effect on mortgage collateral valuations

–   Unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations

–   Interest rates, given their significant effect on the counterparties’ abilities to service their debt

–   Equity indices, given their relevance for equity collateral valuation

–   Consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability.

Macroeconomic and other factors at transition

Assumptions around the most important forward-looking economic factors for Switzerland, the US and other regions as applied in each of the economic scenarios to determine ECL at the date of transition can be summarized as follows:

In the upside scenario, which assumes GDP growth rising above trend in most countries with only a moderate rise in inflation and ongoing accommodative monetary policies, GDP growth in Switzerland peaks at around 5% annually. Strong growth leads to a decline in unemployment to very low levels (below 1%) by 2020. Asset prices grow at robust pace, with equity prices increasing by approximately 10% annually and house prices (single-family homes) rising by approximately 4% annually. Policy and short-term interest rates remain low over the entire scenario, while government bond yields experience a sustained increase.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

In the US and the rest of the world, the scenario shows broadly similar features, with growth accelerating in Year 1 before steadily returning toward trend by Year 3. Specifically in the US, GDP growth accelerates at a slightly faster pace than in Switzerland, although the US experiences a slightly less substantial improvement in the unemployment rate by Year 3. The degree of policy tightening is marginally greater over the scenario horizon and, as in Switzerland, long-term government bond yields rise more significantly than short-term rates, and to a greater degree.

For the baseline scenario, which is modeled along our business plan assumptions of a continuation of overall important global growth, Swiss GDP growth remains between 1% and 2% annually over the three years of the scenario. Moderate growth results in a very mild decrease of unemployment, which stabilizes at around 3.5%. Asset price growth is also moderate, with the Swiss equity price index rising by approximately 8% annually, while house prices grow by less than 1% annually. Policy rates, short-term interest rates and government bond yields increase very gradually over the three years of the scenario by approximately 50 basis points.

GDP growth in the US remains relatively stable, and faster than in Switzerland. Monetary policy tightens at a similar pace to Switzerland and, combined with a modest decline in the unemployment rate, helps to keep inflation in check. US equity prices slightly underperform their Swiss counterparts, while house prices outperform relatively stagnant Swiss house price growth. In the rest of the world, growth remains buoyant, with moderating growth in both Europe and China contrasting with accelerating growth in other emerging markets.

The mild downside scenario is based on a monetary policy tightening assumption, implemented to deflate a potential asset price bubble, causing Swiss GDP to decline by almost 1% in the first year of the scenario. The unemployment rate rises to roughly 5%. Equity prices fall by more than 20% over three years, while house prices decline by 15% over the same period. The fall of the nominal asking rent index, which is cushioned by higher interest rates, is more moderate than the decline in house prices. Short-term interest rates rise significantly due to monetary tightening, as well as government bond yields.

In this scenario, inflation in the US accelerates rapidly, leading to a sharp rise in short-term interest rates, similar to Switzerland. GDP growth and house prices decline at a similar rate in the US and Switzerland. In the rest of the world, growth is also weighed down, particularly in more vulnerable emerging markets such as Russia, Turkey and Brazil, as interest rates and credit spreads rise sharply.

The severe downside scenario is modeled to mimic a severe recession caused by an event affecting Switzerland’s competitiveness in key export markets, with Swiss GDP shrinking almost 7% in the first year of the scenario. The severe recession results in a substantial increase in unemployment, which peaks at around 9%. Asset prices plummet, with the Swiss equity index falling more than 55% over three years, and house prices declining 27% over the same period. Policy and short-term interest rates remain low over the entire scenario horizon.

US GDP and unemployment deteriorate by a lesser degree than in Switzerland, and while house and equity prices decline sharply, the effects are also less severe than in Switzerland. With more scope to cut rates than the Swiss National Bank, short-term rates fall in the US. In the rest of the world, growth also slows sharply, particularly in the eurozone and neighboring emerging markets such as Turkey and Russia.

ECL measurement period at transition

As set out in section 19.1, for the majority of ECL-relevant instruments, the contractual maturity is used to calculate the measurement period, with this capped at 12 months when stage 1 ECL are required. In addition, for credit card limits and Swiss callable master credit facilities, judgment is required as UBS must determine the period over which it is exposed to credit risk. A seven-year period has been applied for credit cards and 12 months for master credit facilities. UBS’s ECL-relevant financial instruments have relatively short average maturities, which significantly contribute to the level of ECL on transition.

SICR determination at transition

The identification of instruments for which an SICR has been determined since initial recognition and the corresponding allocation to stage 2 at transition generally follow the principles described in the relevant accounting policy provided in section 19.1. Furthermore, the following principles have been applied:

General: In estimating the retrospective lifetime PDs, we have considered the economic conditions over the relevant prior periods and the general significant uncertainty inherent in such approximation to determine the allocation of instruments to stage 2 at transition.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Real estate financing: The Basel III rating methodology applied to the majority of income-producing real estate financings within Personal & Corporate Banking, which is leveraged for IFRS 9 ECL calculations, was significantly changed in 2017. As a consequence, there is no comparable rating on origination to determine whether an SICR has arisen over time. As permitted by the IFRS 9 transition requirements, a lifetime ECL allowance has therefore been recognized for certain real estate financing positions and will continue to be recognized until the positions are derecognized.

Other portfolios, including private mortgages and commercial SME clients: The Basel III rating models for other key portfolios in Personal & Corporate Banking, in particular for private client mortgages and commercial clients in the small and medium-sized enterprise (SME) segment, have recently been subject to a major redesign. While the methodology remained essentially the same and the calibration to the portfolios’ average TTC PD value unchanged, the effect on the stage allocation is significant. This is due to the fact that the introduction of new models has led to a broader and different distribution of borrowers across the rating spectrum; while there was no material effect on those counterparties with an uplift in their rating, some of those that had a downward shift in their rating triggered the SICR threshold and a reclassification into stage 2 at transition.

The table on the following pages provides a detailed overview of the IFRS 9 transition effects as of 1 January 2018. This includes:

–   reclassification of IAS 39 carrying amounts to the new categories applicable under IFRS 9;

–   remeasurement of carrying amounts due to reclassification (any remeasurement to fair value and / or reversal of IAS 39 allowances or IAS 37 provisions for assets moving from amortized cost to fair value); and

–   recognition of IFRS 9 ECL for in-scope assets, off-balance sheet positions and other credit lines.

The following table also includes the effects recognized for deferred tax assets and therefore the total impact provided in Retained earnings in the table is net of tax effects. Explanatory footnotes provided after the table provide additional details on these changes.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9
	31.12.2017		1.1.2018
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39 / IAS 37 allowances / provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Assets
Cash and balances at central banks	Loans and receivables	87,775			0	87,775
Loans and advances to banks	Loans and receivables	13,739	(17)		(3)[12]	13,719
to: Brokerage receivables	Loans and receivables		(17)[1]
Receivables from securities financing transactions	Loans and receivables	89,633	(4,957)		(2)[12]	84,674
to: Financial assets at fair value not held for trading	Loans and receivables		(4,957)[2]
Cash collateral receivables on derivative instruments	Loans and receivables	23,434			0	23,434
Loans and advances to customers	Loans and receivables	318,509	(7,822)	0	(235)[12]	310,451
to: Financial assets at fair value not held for trading	Loans and receivables		(2,678)[3]
to: Brokerage receivables	Loans and receivables		(4,691)[1]
to: Financial assets at fair value held for trading	Loans and receivables		(468)[4]
from: Financial assets at fair value not held for trading	FVTPL (designated)		8[5]	0
from: Financial assets at fair value held for trading	FVTPL (held for trading)		6[5]
Other financial assets measured at amortized cost	Loans and receivables, held to maturity	36,861	(18,525)	0	(35)[12]	18,302
to: Brokerage receivables	Loans and receivables		(19,080)[1]
from: Financial assets measured at fair value through other comprehensive income	Available for sale		555[6]	0
Total financial assets measured at amortized cost		569,950	(31,321)	0	(275)	538,354
Financial assets at fair value held for trading	FVTPL (held for trading)	126,144	(10,854)	(15)		115,275
to: Loans and advances to customers	FVTPL (held for trading)		(6)[5]
to: Financial assets at fair value not held for trading	FVTPL (held for trading)		(11,316)[7]
from: Loans and advances to customers	Loans and receivables		468[4]	(15)[4]
of which: assets pledged as collateral that may be sold or repledged by counterparties	FVTPL (held for trading)	35,363				35,363
Derivative financial instruments	FVTPL (derivatives)	118,227				118,227
Brokerage receivables	Loans and receivables		23,787			23,787
from: Loans and advances to banks	Loans and receivables		17[1]
from: Loans and advances to customers	Loans and receivables		4,691[1]
from: Other financial assets measured at amortized cost	Loans and receivables		19,080[1]
Financial assets at fair value not held for trading	FVTPL (designated)	58,933[9]	20,297	(287)		78,943
to: Loans and advances to customers	FVTPL (designated)		(8)[5]
from: Financial assets at fair value held for trading	FVTPL (held for trading)		11,316[7]
from: Receivables from securities financing transactions	Loans and receivables		4,957[2]	(1)
from: Loans and advances to customers	Loans and receivables		2,678[3]	(286)[3]
from: Financial assets measured at fair value through other comprehensive income	Available for sale		1,356[8]
Total financial assets measured at fair value through profit or loss		303,304	33,231	(303)		336,232
Financial assets measured at fair value through other comprehensive income	Available for sale	8,665	(1,911)			6,755[10]
to: Other financial assets measured at amortized cost	Available for sale		(555)[6]
to: Financial assets at fair value not held for trading	Available for sale		(1,356)[8]
Investments in associates		1,018				1,018
Property, equipment and software		8,829				8,829
Goodwill and intangible assets		6,398				6,398
Deferred tax assets		9,844		58[11]	64[11]	9,967
Other non-financial assets		7,633				7,633
Total assets		915,642		(245)	(211)	915,187

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9 (continued)
	31.12.2017		1.1.2018
CHF million	Classification under IAS 39	Carrying amount (IAS 39)	Reclassification (of IAS 39 carrying amounts)	Remeasurement due to reclassification incl. reversal of IAS 39 / IAS 37 allowances / provisions	Recognition of ECL (IFRS 9)	Carrying amount (IFRS 9)

Liabilities
Amounts due to banks	Amortized cost	7,533				7,533
Payables from securities financing transactions	Amortized cost	17,044	(5,081)			11,963
to: Other financial liabilities designated at fair value	Amortized cost		(5,081)[13]
Cash collateral payables on derivative instruments	Amortized cost	30,247				30,247
Customer deposits	Amortized cost	408,999	(5,268)			403,731
to: Brokerage payables designated at fair value	Amortized cost		(5,268)[14]
Debt issued measured at amortized cost	Amortized cost	139,551				139,551
Other financial liabilities measured at amortized cost	Amortized cost	36,337	(29,646)	(4)		6,686
to: Brokerage payables designated at fair value	Amortized cost		(29,646)[14]
Derecognition: deferred fees on other loan commitments	Amortized cost			(4)[4]
Total financial liabilities measured at amortized cost		639,711	(39,996)	(4)		599,712
Financial liabilities at fair value held for trading	FVTPL (held for trading)	30,463				30,463
Derivative financial instruments	FVTPL (derivatives)	116,133		57		116,191
Recognition: Loan commitments	Amortized cost – off-balance sheet			60[4]
Derecognition: Loan commitments	FVTPL (derivatives)			(2)[5]
Brokerage payables designated at fair value	Amortized cost		34,915			34,915
from: Customer deposits	Amortized cost		5,268[14]
from: Other financial liabilities measured at amortized cost	Amortized cost		29,646[14]
Debt issued designated at fair value	FVTPL (designated)	49,502				49,502
Other financial liabilities designated at fair value	FVTPL (designated)	16,223	5,081	(5)		21,300
from: Payables from securities financing transactions	Amortized cost		5,081[13]	(5)[13]
Total financial liabilities measured at fair value through profit or loss		212,322	39,996	53		252,370
Provisions		3,133			74[12]	3,207
Other non-financial liabilities		9,205				9,205
Total liabilities		864,371		49	74	864,494

Equity
Share capital		385				385
Share premium		25,942				25,942
Treasury shares		(2,133)				(2,133)
Retained earnings		32,752	72[8,15]	(293)	(284)	32,247
Other comprehensive income recognized directly in equity, net of tax		(5,732)	(72)[8,15]			(5,804)
Equity attributable to shareholders		51,214	0	(293)[15]	(284)[15]	50,637
Equity attributable to non-controlling interests		57				57
Total equity		51,271	0	(293)	(284)	50,694
Total liabilities and equity		915,642	0	(245)	(211)	915,187

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Explanatory footnotes to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9”

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018
1

Certain customer and prime brokerage receivable balances, in the Investment Bank and Global Wealth Management, fail the solely payments of principal and interest (SPPI) criteria for measurement at amortized cost. These include CHF 4,691 million previously included within Loans and advances to customers, CHF 17 million from Loans and advances to banks and CHF 19,080 million previously included within Other financial assets measured at amortized cost. The receivables are managed under a business model whose objective is to hold the assets to collect contractual cash flows. However, the reported receivables represent an aggregation of cash receivable and payable balances that form a single unit of account at the client level and generate a return that does not constitute consideration for the time value of money, credit risk and other basic lending risks. The SPPI criterion is therefore not met and under IFRS 9 the receivables are mandatorily measured at FVTPL and separately presented as Brokerage receivables. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

2

Based on the business model assessment under IFRS 9, certain reverse repurchase agreements with a carrying amount of CHF 4,957 million as of 31 December 2017 were determined to be managed on a fair value basis and were therefore reclassified from amortized cost to FVTPL measurement under IFRS 9. The carrying value has been reclassified from Receivables from securities financing transactions to Financial assets at fair value not held for trading as of 1 January 2018. A remeasurement loss of CHF 1 million has been recorded in Retained earnings.

CHF 11,490 million of forward starting reverse repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

3

Certain positions previously included within Loans and advances to customers with a carrying amount of CHF 2,678 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading upon adoption of IFRS 9. This includes:

–   auction rate securities (CHF 2,114 million) that are held in Corporate Center and that contain an embedded leverage feature triggering the failure of the SPPI criteria, and

–   certain loans in the Investment Bank (CHF 552 million) and in Corporate Center (CHF 12 million), which either fail the SPPI criteria or are held within a business model with an intent to sell or substantially hedge the primary risks.

These assets are mandatorily measured at FVTPL under IFRS 9. A corresponding net remeasurement loss of CHF 286 million was recognized in Retained earnings related to these reclassifications. This remeasurement loss also included reversal of specific credit loss allowances (CHF 11 million).

4

Due to a change in the underlying business model, loans and advances to customers with a carrying amount of CHF 468 million as of 31 December 2017 have been reclassified to Financial assets at fair value held for trading as of 1 January 2018. A corresponding net remeasurement loss of CHF 15 million, which includes the reversal of specific IAS 39 credit loss allowances, was recognized in Retained earnings related to this reclassification.

Irrevocable loan commitments that are contractually linked with these financial assets are now recognized as Derivative financial instruments (derivative liabilities) and are measured at FVTPL as of 1 January 2018. This reclassification resulted in a CHF 60 million loss with a corresponding entry to Retained earnings.

Liabilities related to deferred fees of CHF 4 million related to these loan commitments recorded as Other financial liabilities measured at amortized cost at 31 December 2017 were derecognized with a corresponding entry to Retained earnings.

5

Financial assets with a carrying amount of CHF 14 million as of 31 December 2017 were reclassified to Loans and advances to customers from Financial assets at fair value not held for trading (CHF 8 million) and from Financial assets at fair value held for trading (CHF 6 million) given management’s intent to hold these financial assets to collect contractual cash flows.

Loan commitments related to these financial assets, which were recognized as derivative liabilities with a carrying value of CHF 2 million as of 31 December 2017, were accordingly derecognized on 1 January 2018 with a corresponding entry to Retained earnings.

6

Certain debt instruments with a carrying amount of CHF 555 million as of 31 December 2017 were formerly classified as available for sale and measured at FVOCI under IAS 39 but are measured at amortized cost under IFRS 9. Those positions, which are held to collect cash flows solely representing payment of principal and interest, are presented within Other financial assets measured at amortized cost as of 1 January 2018. The fair value of these assets was consistent with the amortized cost value as of 1 January 2018 and no remeasurement gain or loss has been recognized.

7

Upon adopting IFRS 9, UBS has elected to refine the assets classified within Financial assets at fair value held for trading to carve out those that are segregated from UBS’s trading activities, where UBS’s role is primarily to manage the assets on a fair value basis on behalf of others. Instead, such assets will be presented alongside others managed on a fair value basis within Financial assets at fair value not held for trading. As a consequence of this refinement, UBS has reclassified assets held to hedge unit-linked investment contracts of CHF 11,316 million from Financial assets at fair value held for trading to Financial assets at fair value not held for trading as of 1 January 2018. No remeasurement gain or loss has been recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Table ref.	Description of classification or remeasurement changes on adoption of IFRS 9 as of 1 January 2018 (continued)
8

UBS holds certain global and local liquidity buffers that were determined to be managed on a fair value basis as management utilizes fair value information for reporting and decision making purposes. Therefore, assets previously classified as available for sale under IAS 39 with a carrying amount of CHF 620 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading. An unrealized gain of CHF 5 million related to these positions was reclassified from Other comprehensive income to Retained earnings.

Additionally, equity instruments and investment fund units previously classified as available for sale under IAS 39 with a carrying amount of CHF 736 million as of 31 December 2017 were reclassified to Financial assets at fair value not held for trading under the revised IFRS 9 measurement rules. A related unrealized gain in OCI of CHF 199 million has been reclassified to Retained earnings.

Additionally, a net tax expense of CHF 131 million was transferred from OCI to Retained earnings related to the positions above which were reclassified out of the IAS 39 available-for-sale category.

9

Assets previously designated at FVTPL with a carrying amount of CHF 58,933 million as of 31 December 2017 are no longer designated as such under IFRS 9, as it was determined that these assets were either held in a business model that is managed on a fair value basis, did not meet the SPPI criteria, or did meet the SPPI criteria and are held in a hold to collect business model.

Of the total, assets with a carrying amount of CHF 58,924 million are now mandatorily measured at FVTPL and included within Financial assets at fair value not held for trading. The remaining assets with a carrying amount of CHF 8 million have been de-designated and were reclassified to Loans and advances to customers given a change in business model to hold to collect (refer to footnote 5).

10

Certain debt instruments with a carrying amount of CHF 6,755 million as of 31 December 2017 were formerly classified as available for sale under IAS 39 and are measured at FVOCI under IFRS 9. These instruments include US government bonds and US government sponsored mortgage-backed securities and other debt that are held in a business model whose objective is achieved by both collecting contractual cash flows and selling, and that meet the SPPI criteria. These positions are now presented within Financial assets measured at fair value through other comprehensive income.

11

Deferred tax assets of CHF 122 million have been recognized in connection with the adoption of IFRS 9. Of the total effect, CHF 64 million relates to the recognition of ECL and CHF 58 million relates to classification and measurement changes upon adoption of IFRS 9.

12

Upon adoption of the ECL requirements of IFRS 9, a transition impact of CHF 348 million was recognized, consisting of CHF 144 million of stage 1 allowances, CHF 188 million of stage 2 allowances and an incremental increase in stage 3 allowances of CHF 16 million. The effect was mainly recognized within Loans and advances to customers (CHF 235 million), with effects also recognized in Other financial assets measured at amortized cost (CHF 35 million), Loans and advances to banks (CHF 3 million), Receivables from securities financing transactions (CHF 2 million) and Provisions (CHF 74 million).

13

Certain repurchase agreements with a carrying amount of CHF 5,081 million as of 31 December 2017 have been designated at FVTPL as they are managed in conjunction with reverse repurchase agreements that are mandatorily measured at FVTPL under IFRS 9. These amounts are included within Other financial liabilities designated at fair value as of 1 January 2018. A remeasurement gain of CHF 5 million has been recognized in Retained earnings as of 1 January 2018 related to this reclassification.

CHF 7,730 million of forward starting repurchase agreements are newly accounted for as derivatives, prior to settlement, from 1 January 2018 as they are managed on a fair value basis. The fair value of the derivatives as of 1 January 2018 was immaterial.

14

To achieve measurement consistency with reclassified customer and prime brokerage receivables that are measured at FVTPL following adoption of IFRS 9, certain customer deposits with a carrying amount of CHF 5,268 million and prime brokerage payables with a carrying amount of CHF 29,646 million as of 31 December 2017 have been designated at FVTPL and are presented within Brokerage payables designated at fair value as of 1 January 2018. There was no difference between the amortized cost carrying amount and the fair value as of 1 January 2018 and therefore no remeasurement gain or loss has been recognized.

15

The adoption of IFRS 9 has resulted in a reduction to IFRS consolidated equity as of 1 January 2018 of CHF 577 million.

This effect is comprised of classification and measurement changes of CHF 351 million on a pre-tax basis and CHF 293 million net of tax, as well as effects from the implementation of ECL credit loss methodology of CHF 348 million on a pre-tax basis and CHF 284 million net of tax. In addition, CHF 72 million has been reclassified from Other comprehensive income recognized directly in equity, net of tax, to Retained earnings (refer to footnote 8 above), with no overall impact on equity attributable to shareholders.

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

Reconciliation of allowances and provisions on adoption of IFRS 9 as of 1 January 2018

The table below provides a reconciliation from the IAS 39 allowances / IAS 37 provisions to the IFRS 9 ECL allowances / provisions recognized as of 1 January 2018 upon adoption of IFRS 9.

Reconciliation of allowances and provisions on adoption of IFRS 9
	31.12.2017	1.1.2018
CHF million	Loss allowances and provisions (IAS 39 / IAS 37)	Reversal of allowances (IAS 39)	Recognition of ECL (IFRS 9)[1]	Allowances for ECL / Provisions for ECL (IFRS 9)

On-balance sheet
Cash and balances at central banks			0	0
Loans and advances to banks	(3)		(3)	(5)
Receivables from securities financing transactions			(2)	(2)
Cash collateral receivables on derivative instruments			0
Loans and advances to customers	(658)	26[2]	(235)[3]	(867)
Other financial assets measured at amortized cost	(101)[4]		(35)	(136)
Total on-balance sheet	(761)	26	(275)	(1,011)

Off-balance sheet financial instruments and other credit lines
Guarantees	(29)		(8)	(37)
Loan commitments	(4)		(32)	(36)
Other credit lines			(34)	(34)
Total off-balance sheet financial instruments and other credit lines	(33)		(74)	(107)

Total	(794)	26	(348)	(1,117)
of which: stage 1			(144)	(144)
of which: stage 2			(188)	(188)
of which: stage 3			(16)[5]	(785)

1 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses.    2 The reversal of CHF 26 million of IAS 39 loss allowances relates to instruments reclassified from amortized cost to fair value through profit or loss on transition to IFRS 9. Refer also to footnotes 3 and 4 to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.”    3 Includes the reversal of collective allowances of CHF 13 million.    4 Includes CHF 82 million related to loans to financial advisors for which an allowance was reported as a direct reduction of the carrying amount as of 31 December 2017.    5 The incremental increase in stage 3 allowances of CHF 16 million arises from additional consideration of forward-looking scenarios under IFRS 9.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 19 Transition to IFRS 9 as of 1 January 2018 (continued)

IFRS 9 transition impact on other comprehensive income and retained earnings as of 1 January 2018

The table below presents the transition effects recognized in OCI and retained earnings upon adoption of IFRS 9.

IFRS 9 impact on other comprehensive income and retained earnings
CHF million
Other comprehensive income recognized directly in equity, net of tax
Reclassification of financial assets (available for sale to fair value through profit or loss) – equity instruments	(199)
Reclassification of financial assets (available for sale to fair value through profit or loss) – debt instruments	(5)
Tax (expense) / benefit	131
Total change in other comprehensive income	(72)

Retained earnings
Remeasurement of financial assets (reclassified from amortized cost to fair value through profit or loss)	(303)
Reclassification of financial assets (reclassified from available for sale to fair value through profit or loss)	204
Recognition of ECL for on-balance sheet financial assets	(275)
Remeasurement of financial liabilities (reclassified from amortized cost to designated at fair value through profit or loss)	5
Recognition of derivative loan commitments measured at fair value through profit or loss	(60)
Derecognition of liabilities for deferred fees on other loan commitments	4
Derecognition of derivative loan commitments measured at fair value through profit or loss	2
Recognition of ECL for off-balance sheet positions	(74)
Tax (expense) / benefit	(9)
Total change in retained earnings	(505)
Total change in equity due to the adoption of IFRS 9	(577)

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG third quarter 2018 report, which will be available as of 31 October 2018 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison UBS Group AG consolidated versus UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was CHF 1.0 billion higher compared to the equity of UBS AG consolidated as of 30 September 2018, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, largely offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was CHF 3.7 billion lower than going concern capital of UBS Group AG consolidated as of 30 September 2018, reflecting additional tier 1 (AT1) capital of CHF 3.9 billion partly offset by higher common equity tier 1 (CET1) capital of CHF 0.2 billion.

–   CET1 capital of UBS AG consolidated was CHF 0.2 billion higher than that of UBS Group AG consolidated as of 30 September 2018. The main drivers are differences in equity, in deductions for compensation-related regulatory capital components and in dividend accruals.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was CHF 3.9 billion lower than that of UBS Group AG consolidated as of 30 September 2018, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison UBS Group AG consolidated versus UBS AG consolidated
	As of or for the quarter ended 30.9.18
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,279	7,375	(96)
Operating expenses	5,611	5,843	(231)
Operating profit / (loss) before tax	1,668	1,532	136
of which: Global Wealth Management	932	923	9
of which: Personal & Corporate Banking	413	414	(1)
of which: Asset Management	120	120	0
of which: Investment Bank	472	462	11
of which: Corporate Center	(269)	(385)	116
of which: Services	(118)	(215)	97
of which: Group ALM	(127)	(146)	20
of which: Non-core and Legacy Portfolio	(24)	(24)	0
Net profit / (loss)	1,249	1,140	109
of which: net profit / (loss) attributable to shareholders	1,246	1,137	109
of which: net profit / (loss) attributable to preferred noteholders
of which: net profit / (loss) attributable to non-controlling interests	3	3	0

Statement of comprehensive income
Other comprehensive income	(973)	(963)	(10)
of which: attributable to shareholders	(973)	(963)	(10)
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	0	0	0
Total comprehensive income	276	177	99
of which: attributable to shareholders	273	174	99
of which: attributable to preferred noteholders
of which: attributable to non-controlling interests	3	3	0

Balance sheet
Total assets	932,471	933,091	(619)
Total liabilities	881,311	882,917	(1,606)
Total equity	51,160	50,174	986
of which: equity attributable to shareholders	51,122	50,136	986
of which: equity attributable to non-controlling interests	38	38	0

Capital information
Common equity tier 1 capital	34,167	34,392	(225)
Going concern capital	45,115	41,432	3,683
Risk-weighted assets	252,247	251,428	819
Common equity tier 1 capital ratio (%)	13.5	13.7	(0.1)
Going concern capital ratio (%)	17.9	16.5	1.4
Total loss-absorbing capacity ratio (%)	31.8	31.3	0.4
Leverage ratio denominator	898,000	898,894	(894)
Common equity tier 1 leverage ratio (%)	3.80	3.83	(0.02)
Going concern leverage ratio (%)	5.0	4.6	0.4
Total loss-absorbing capacity leverage ratio (%)	8.9	8.8	0.2

As of or for the quarter ended 30.6.18			As of or for the quarter ended 31.12.17
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,554	7,641	(88)	7,122	7,242	(120)
5,875	6,089	(213)	6,266	6,487	(221)
1,679	1,553	126	855	755	100
1,037	1,027	9	782	778	4
368	368	0	392	393	(1)
101	101	0	238	238	0
569	549	20	49	50	(1)
(396)	(492)	96	(605)	(704)	99
(172)	(260)	88	(155)	(252)	97
(206)	(214)	8	(214)	(217)	3
(18)	(18)	0	(236)	(236)	0
1,285	1,184	101	(2,310)	(2,385)	75
1,284	1,183	101	(2,336)	(2,412)	76
				26	(26)
1	1	0	27	0	27

1,057	1,066	(8)	184	187	(3)
1,060	1,068	(8)	(124)	(122)	(2)
				307	(307)
(2)	(2)	0	309	2	307
2,342	2,250	92	(2,125)	(2,198)	73
2,343	2,251	92	(2,461)	(2,534)	73
				333	(333)
(1)	(1)	0	336	3	333

944,482	945,296	(813)	915,642	916,363	(721)
893,649	895,275	(1,626)	864,371	865,588	(1,217)
50,834	50,021	813	51,271	50,775	496
50,774	49,961	813	51,214	50,718	496
60	60	0	57	57	0

33,817	33,686	132	32,671	33,240	(569)
44,956	40,823	4,133	41,911	36,906	5,005
252,373	251,648	724	237,494	236,606	888
13.4	13.4	0.0	13.8	14.0	(0.2)
17.8	16.2	1.6	17.6	15.6	2.0
32.3	31.7	0.6	33.0	31.4	1.6
902,408	903,467	(1,058)	886,116	887,189	(1,073)
3.75	3.73	0.02	3.69	3.75	(0.06)
5.0	4.5	0.5	4.7	4.2	0.5
9.0	8.8	0.2	8.8	8.4	0.4

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Limited (standalone)		UBS Americas Holding LLC (consolidated)
	CHF million, except where indicated		CHF million, except where indicated		GBP million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18	30.9.18	30.6.18

Financial information[1,2,3]
Income statement
Total operating income	2,197	5,291	2,067	2,105	190	157	3,215	3,320
Total operating expenses	2,113	1,973	1,570	1,621	153	165	2,701	2,794
Operating profit / (loss) before tax	85	3,318	497	484	37	(8)	515	526
Net profit / (loss)	109	3,268	385	380	29	3	479	669
Balance sheet
Total assets	485,791	488,503	290,225	290,331	37,514	37,532	137,402	136,215
Total liabilities	435,210	438,031	276,689	277,180	34,662	34,706	113,216	112,358
Total equity	50,581	50,472	13,536	13,151	2,852	2,826	24,186	23,857

Capital[4,5]
Common equity tier 1 capital	48,882	49,148	10,165	10,072	2,521	2,524	11,068	10,693
Additional tier 1 capital	7,040	7,138	3,000	3,000	235	235	2,141	2,141
Tier 1 capital	55,921	56,286	13,165	13,072	2,756	2,759	13,209	12,834
Total going concern capital	61,775	62,625	13,165	13,072
Tier 2 capital					253	688	716	720
Total gone concern loss-absorbing capacity			8,400	8,400
Total capital					3,009	3,447	13,925	13,555
Total loss-absorbing capacity			21,565	21,472

Risk-weighted assets and leverage ratio denominator[4,5]
Risk-weighted assets	282,673	283,948	95,541	94,887	12,119	11,593	53,211	51,136
Leverage ratio denominator	608,182	614,642	303,257	304,046	37,915	36,217	124,982	129,375

Capital and leverage ratios (%)[4,5]
Common equity tier 1 capital ratio	17.3	17.3	10.6	10.6	20.8	21.8	20.8	20.9
Tier 1 capital ratio					22.7	23.8	24.8	25.1
Going concern capital ratio	21.9	22.1	13.8	13.8
Total capital ratio					24.8	29.7	26.2	26.5
Total loss-absorbing capacity ratio			22.6	22.6
Leverage ratio[6]	10.2	10.2			7.3	7.6	10.6	9.9
Total loss-absorbing capacity leverage ratio			7.1	7.1

Liquidity[5,7,8]
High-quality liquid assets (billion)	80	82	66	69	5	6
Net cash outflows (billion)	59	60	53	54	1	1
Liquidity coverage ratio (%)[9,10]	137	137	125	128	441	473

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[11]			29	33

1 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    2 UBS Limited financial information is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the EU, but does not represent interim financial statements under IFRS.    3 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    4 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Limited, based on Directive 2013/36/EU and Regulation 575/2013 (together known as CRD IV) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). For UBS Americas Holding LLC, based on applicable US Basel III rules.    5 Refer to the 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    6 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Limited and UBS Americas Holding LLC.    7 There was no local disclosure requirement for UBS Americas Holding LLC as of 30 September 2018 and 30 June 2018.    8 For UBS Limited, the values represent an average of the month-end balances for the twelve months ending 30 September 2018 and 30 June 2018 in line with the European Banking Authority guidelines on the liquidity coverage ratio disclosure (EBA/GL/2017/01). Including PRA Pillar 2 requirements, the equivalent average ratios were 182% and 192% for 30 September 2018 and 30 June 2018, respectively.    9 UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.    10 UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.    11 Refer to the “Capital management” section of our Annual Report 2017 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG, UBS Switzerland AG and UBS Limited as well as consolidated regulatory information for UBS Americas Holding LLC is provided in the 30 September 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2018 report, which will be available as of 31 October 2018 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.18	30.6.18	31.12.17	30.9.17	30.9.18	30.9.17

Results
Operating income	7,375	7,641	7,242	7,279	22,839	22,237
Operating expenses	5,843	6,089	6,487	6,117	17,971	17,993
Operating profit / (loss) before tax	1,532	1,553	755	1,161	4,868	4,244
Net profit / (loss) attributable to shareholders	1,137	1,183	(2,412)	904	3,690	3,257

Key performance indicators[1]
Profitability and growth
Return on tangible equity (%)	10.5	10.9	(21.0)	8.0	11.3	9.6
Cost / income ratio (%)	79.1	79.4	88.5	84.1	78.5	80.8
Net profit growth (%)	25.8	5.3		6.9	13.3	26.8
Resources
Common equity tier 1 capital ratio (%)[2]	13.7	13.4	14.0	14.0	13.7	14.0
Common equity tier 1 leverage ratio (%)[2]	3.83	3.73	3.75	3.76	3.83	3.76
Going concern leverage ratio (%)[2]	4.6	4.5	4.2	4.2	4.6	4.2

Additional information
Profitability
Return on equity (%)	9.1	9.4	(18.6)	6.9	9.8	8.3
Return on risk-weighted assets, gross (%)[3]	11.7	12.1	12.4	12.3	12.2	12.9
Return on leverage ratio denominator, gross (%)[3]	3.3	3.4	3.3	3.3	3.4	3.4
Resources
Total assets	933,091	945,296	916,363	914,551	933,091	914,551
Equity attributable to shareholders	50,136	49,961	50,718	53,246	50,136	53,246
Common equity tier 1 capital[2]	34,392	33,686	33,240	33,337	34,392	33,337
Risk-weighted assets[2]	251,428	251,648	236,606	237,322	251,428	237,322
Going concern capital ratio (%)[2]	16.5	16.2	15.6	15.6	16.5	15.6
Total loss-absorbing capacity ratio (%)[2]	31.3	31.7	31.4	31.5	31.3	31.5
Leverage ratio denominator[2]	898,894	903,467	887,189	885,896	898,894	885,896
Total loss-absorbing capacity leverage ratio (%)[2]	8.8	8.8	8.4	8.4	8.8	8.4
Other
Invested assets (CHF billion)[4]	3,267	3,242	3,179	3,054	3,267	3,054
Personnel (full-time equivalents)[5]	47,091	46,597	46,009	48,949	47,091	48,949

1 Refer to the “Measurement of performance” section of our Annual Report 2017 for the definitions of our key performance indicators.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Calculated as operating income before credit loss (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    4 Includes invested assets for Personal & Corporate Banking.    5 As of 30 September 2018, the breakdown of personnel by business division and Corporate Center unit was: Global Wealth Management: 23,495; Personal & Corporate Banking: 5,114; Asset Management: 2,292; Investment Bank: 4,721; Corporate Center – Services: 11,265; Corporate Center – Group ALM: 161; Corporate Center – Non-core and Legacy Portfolio: 45.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AoA                Articles of Association of UBS Group AG

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-backed security

COP                close-out period

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit losses

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

Abbreviations frequently used in our financial reports (continued)

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCA                own credit adjustment

OCI                 other comprehensive income

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, corporate responsibility and our compensation framework, including information on compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Call the SEC on +1‑800-SEC-0330 for more information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  October 25, 2018